

BJ'S WHOLESALE CLUB HOLDINGS, INC.

2022 Annual Financial Report and Shareholder Letter



Dear fellow shareholders,

Fiscal 2022 was a milestone year for our company. We reported another record year in net sales and membership fee income ("MFI") as we remained focused on delivering value to our members against a challenging operating environment. We surpassed $1 billion in annual adjusted EBITDA for the first time in our history. Adjusted EPS also grew to a record $3.92.

Measuring our financial performance since fiscal 2018, the year of our initial public offering, has been equally impressive. Here are some key highlights:

- From fiscal 2018 to fiscal 2022, our net sales grew 49%, MFI by 40%, Adjusted EBITDA by 79%, and Adjusted EPS by 195%.
- Over the five-year period, we generated cumulative free cash flow of over $2 billion, which we used to significantly strengthen our balance sheet, as we reduced our net debt to adjusted EBITDA ratio to 0.8x for fiscal 2022. This compares to five turns at the end of fiscal 2017.
- We also returned cash to shareholders through $495 million of share repurchases from fiscal 2018 to fiscal 2022, further contributing to our earnings per share growth.
- Since we took our company public in July 2018, we have delivered total shareholder return of 217%, outperforming the S&P 500 index more than three times over[1].

I believe these strong results are a product of our efforts to transform the business, centered around our four strategic priorities executed by a world-class team. Our strategic priorities, discussed in more detail below, have remained consistent since 2018. These priorities were crucial to our growth story then, and I firmly believe they are critical to our continued success in the years to come.

Improving member loyalty

Our membership base, which we believe is our most valuable asset, consisted of 6.8 million members as of year-end. We have grown MFI every year for the past 25 years, improving both the size and quality of membership, and we have made even more notable progress in recent years:

- Since fiscal 2018, our member count has grown by 27%.
- In fiscal 2022, we achieved a record tenured renewal rate of 90%, up three percentage points from fiscal 2018. This is a significant achievement for us, having spent the majority of the past 25 years in the low 80's.
- Finally, our higher-tier member penetration has grown 13 percentage points to 38% from fiscal 2018.

These achievements have allowed us to deliver MFI of approximately $397 million in fiscal 2022 and an approximate 9% compounded annual growth rate in MFI since fiscal 2018. We will remain focused on improving member loyalty by enhancing our value proposition, including our recently launched co-brand credit card partnership with Capital One, which we believe offers a first-class rewards and customer service experience.

Delivering an unbeatable shopping experience

Our membership strength stems from our commitment to delivering an unbeatable member experience grounded in value. There are numerous ways in which our members can find value with us, including our everyday low prices further amplified by coupons and promotions as well as our own brands, which contributed to 24% of our merchandise sales in fiscal 2022.

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[1] Total return of BJ's Wholesale Club compared with the S&P 500 index from June 28, 2018 to January 27, 2023.



With the importance of value in our model, we are laser focused on sharp price points across our business, strategically investing in areas that matter most to our members. In fact, our intentional investments in fiscal 2022 improved our year-over-year pricing position by 130 basis points against a composite of our competitors, based on our internal analysis. We made these investments during a period of robust inflation, demonstrating our commitment to providing value to our members. This relentless focus on value has resonated with our members, driving consistent growth in both trips and spend per member as well as gains in market share.

Longer term, we are also working to improve merchandising across all our divisions. We are leveraging our perishable supply chain (which we acquired in May 2022) to strengthen our fresh offering, we are continuing to simplify our grocery and sundries categories to optimize our assortment, and we are striving to reinvigorate the treasure hunt experience in general merchandise. We believe these efforts will drive sustainable sales growth and stronger membership longer term.

Delivering value conveniently

We aim to deliver value conveniently through our digital offerings, which have grown to contribute over 9% of our business in fiscal 2022, led by our Buy Online, Pickup in Club and curbside pickup offerings. Digitally enabled sales grew 22% year-over-year in fiscal 2022 and 290% on a two-year stack. We will continue to invest in our digital efforts as we know that convenience drives spend and spend drives loyalty.

Growing our footprint

We are driving tangible growth through our real estate pipeline having opened nine new clubs and seven new gas stations in fiscal 2022, and we remain pleased with the performance of our recently opened clubs. Building on this momentum, we expect to open 11 to 12 clubs in new and existing markets in fiscal 2023. As part of this growth, we will enter into our 19th and 20th states in fiscal 2023 with new clubs in the Nashville, Tennessee and Huntsville, Alabama markets.

Our four strategic priorities firmly align with our commitment to maximize shareholder value, as our highest priority remains to invest in our business to drive long-term growth. As we look to the future, we will continue to prudently deploy our capital to amplify our competitive advantages. We have worked hard to fortify our balance sheet over the past five years, and we will maintain this strength in the future to sustain financial and strategic flexibility. We will also continue to opportunistically return excess cash to shareholders in the form of share repurchases.

As a final note, we continue to make progress on enhancing our approach to Environmental, Social and Governance ("ESG"), and I am especially pleased that we have published our inaugural ESG report, which can be found on our new ESG website at https://bjs.com/esg.

In closing, I extend my deepest gratitude to our 34,000 team members as well as our members who have continuously placed their trust in our company. Finally, I thank you, our shareholders, for your support of BJ's Wholesale Club.

Sincerely,

Bob Eddy
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2023 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 001-38559



BJ'S WHOLESALE CLUB HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**45-2936287**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

350 Campus Drive	
Marlborough, Massachusetts	**01752**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (774) 512-7400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol (s)	Name of each exchange on which registered
Common Stock, par value $0.01	BJ	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated Filer		☐
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting common equity held by non-affiliates as of July 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $9,100,000,000. For purposes of this calculation, the registrant has excluded the market value of all shares of its voting common equity reported as beneficially owned by the executive officers and directors of the registrant; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of the registrant. The registrant has no non-voting common equity.

The number of outstanding shares of common stock of the registrant as of March 8, 2023 was 133,903,598.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference portions of the registrant's Definitive Proxy Statement for its 2023 Annual Meeting of Shareholders, which the registrant anticipates will be filed with the Securities and Exchange Commission no later than 120 days after the end of its 2022 fiscal year pursuant to Regulation 14A.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, business strategy, transformation, strategic priorities and future progress, including expectations regarding deferred revenue, lease commencement dates, impact of infrastructure investments on our operating model and selling, general and administrative expenses, sales of gasoline and gross profit margin rates, and new club and gas station openings, as well as statements that include terms such as "may", "will", "should", "expect", "plan", "anticipate", "could", "intend", "project", "believe", "estimate", "predict", "continue", "forecast", "would", or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

- uncertainties in the financial markets and the effect of certain economic conditions, including recent inflation, or events on consumer and small business spending patterns and debt levels;

- risks related to our dependence on having a large and loyal membership;

- domestic and international economic conditions, including continued high inflation rates or further increases in inflation or interest rates, supply chain disruptions, construction delays and exchange rates;

- our ability to procure the merchandise we sell at the best possible prices;

- the effects of competition in, and regulation of, the retail industry;

- our dependence on vendors to supply us with quality merchandise at the right time and at the right price;

- risks related to our indebtedness;

- changes in laws related to, or the governments administration of, the Supplemental Nutrition Assistance Program or its electronic benefit transfer systems;

- the risks and uncertainties related to the ongoing impact of the coronavirus (COVID-19) pandemic, or the impact of any future pandemic, epidemic or outbreak of any other highly infectious disease;

- risks related to climate change and natural disasters;

- our ability to identify and respond effectively to consumer trends, including our ability to successfully maintain a relevant omnichannel experience for our members;

- risks related to cybersecurity, which may be heightened due to our e-commerce business, including our ability to protect the privacy of member or business information and the security of payment card information;

- risks relating to our ability to attract and retain a qualified management team and other team members;

- risks relating to our ability to implement our growth strategy by opening new clubs, gasoline stations, and integrating newly acquired distribution centers; and

- the other risk factors identified in our filings with the Securities and Exchange Commission, including in particular those set forth under Item 1A. "Risk Factors" in this Annual Report on Form 10-K.

Given these uncertainties, you should not place undue reliance on any forward-looking statements. Except as required by applicable law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, and you should not rely upon these forward-looking statements after the date of this Annual Report on Form 10-K.

TRADEMARKS

BJ's Wholesale Club®, BJ's®, Wellsley Farms®, Berkley Jensen®, My BJ's Perks®, BJ's Easy Renewal®, BJ's Gas®, BJ's Perks Elite®, BJ's Perks Plus®, Inner Circle®, ExpressPay®, and BJ's Perks Rewards®, are all registered trademarks of BJ's Wholesale Club, Inc. Other trademarks, tradenames and service marks appearing in this Annual Report on Form 10-K are the property of their respective owners. We do not intend our use or display of those other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report on Form 10-K may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks.

This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements in the Forward-Looking Statements section above.

MARKET AND INDUSTRY DATA

This Annual Report on Form 10-K includes estimates regarding market and industry data that we prepared based on our management's knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate.

In this Annual Report on Form 10-K, we make reference to consistently offering 25% or more savings on a representative basket of manufacturer-branded groceries compared to typical supermarket competitors. The following is how we verify that we provide our members this value:

- We periodically identify the four supermarket chains (or banners) most prevalent in our clubs' primary trade areas (the "Supermarket Competitors").

- We create a "basket" of 100 popular manufacturer-branded grocery food and non-food items, each of which was among our top-selling national brand items in its category and was also carried, in varying pack sizes, in supermarkets. We believe this basket is representative of manufacturer-branded grocery items because of their popular appeal and recognition—as evidenced by both presence and sales volume—in our clubs and at the Supermarket Competitors.

- We hire an independent third-party company to research multiple (a minimum of six) sites for each of the Supermarket Competitors, which are located in the trade areas of one or more of our clubs, no less frequently than once every two weeks. The third-party comparison shoppers record the prices of each item in the basket carried by the Supermarket Competitor, in the closest pack size to the size BJ's carries, and then they calculate the price on a unit-price basis. We compare unit prices to ensure a common denominator for price comparisons. We direct the measurement company to ignore coupons and exclude items that were on promotion by us or by a Supermarket Competitor, as promotional prices do not represent everyday values in our view.

- To calculate the Supermarket Competitors' average price for the items in the basket, we average the measured prices of the items at each Supermarket Competitor store sampled, create an average measured unit price for each item at each Supermarket Competitor, compare those to our chain average unit price, and arrive at a relative percentage difference for each Supermarket Competitor. We then average these percentage differences for the Supermarket Competitors. The average difference is consistently more than 25%.

We will only include an item in the basket if it is carried by at least two of the four Supermarket Competitors. This means that over time we may replace items in the basket with different comparable items, if we are consistently unable to get prices for comparison on an item, to be sure we continue to offer the same relative savings.

We also use a rolling average of measured prices. At a minimum, we will use an average of two consecutive periodic or monthly measurements of prices at both BJ's (using our chain average price) and the Supermarket Competitors. We may use up to 52 consecutive weeks, or 12 consecutive months, of price data for comparison. We make our savings claim using price data that are not more than 60 days old, as to the most recent price measurement in the data set.

The Supermarket Competitors do not include non-traditional sellers of groceries, such as drugstores, online sellers, superstores, convenience stores, other membership clubs or mass market retailers.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we distribute. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market shares. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market share data. References herein to the markets in which we conduct our business refer to the geographic metropolitan areas in which our clubs are located.

DEFINED TERMS

As used in this Annual Report on Form 10-K, unless the context otherwise requires:

- "The Company", "BJ's", "we", "us" and "our" mean BJ's Wholesale Club Holdings, Inc. and, unless the context otherwise requires, its consolidated subsidiaries;

- "IPO" means our initial public offering of shares of our common stock completed on July 2, 2018;

- ABL Facility" means the Company's senior secured asset based revolving credit and term facility that was terminated on July 28, 2022;

- "ABL Revolving Facility" means the Company's revolving credit facility entered into on July 28, 2022;

- "ABL Revolving Commitment" means the aggregate committed amount of $1.2 billion under the ABL Revolving Facility;

- "First Lien Term Loan" means the Company's senior secured first lien term loan facility that was amended on January 5, 2023;

- "Third Amendment" means the Company's third amendment to the senior secured former first lien term loan facility that was entered into on January 5, 2023;

- "fiscal year 2020" means the 52 weeks ended January 30, 2021;

- "fiscal year 2021" means the 52 weeks ended January 29, 2022;

- "fiscal year 2022" means the 52 weeks ending January 28, 2023;

- "fiscal year 2023" means the 53 weeks ending February 3, 2024;

- "GAAP" means generally accepted accounting principles in the United States of America;

- "ESPP" means the Company's Employee Stock Purchase Plan; and

- "the Acquisition" means the Company's acquisition of the assets and operations of four distribution centers and the related private transportation fleet from Burris Logistics, LLC on May 2, 2022.

BASIS OF PRESENTATION

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to the last day of January. Accordingly, references herein to "fiscal year 2023" relate to the 53 weeks ending February 3, 2024, references herein to "fiscal year 2022" relate to the 52 weeks ended January 28, 2023, references herein to "fiscal year 2021" relate to the 52 weeks ended January 29, 2022 and references herein to "fiscal year 2020" relate to the 52 weeks ended January 30, 2021. In this

Annual Report on Form 10-K, unless otherwise noted, when we compare a metric (such as comparable club sales) between one period and a "prior period," we are comparing it to the analogous period from the prior fiscal year.

PART I

Item 1. Business

General

BJ's Wholesale Club is a leading warehouse club operator concentrated primarily on the eastern half of the United States. We deliver significant value to our members, consistently offering 25% or more savings on a representative basket of manufacturer-branded groceries compared to traditional supermarket competitors. We provide a curated assortment focused on perishable products, continuously refreshed general merchandise, gasoline and other ancillary services, coupon books, and promotions to deliver a differentiated shopping experience that is further enhanced by our digital capabilities.

Since pioneering the warehouse club model in New England in 1984, we have grown our footprint to 235 large-format, high volume warehouse clubs and 164 gas stations spanning 18 states as of fiscal year end 2022. In our New England markets, which have high population density and generate a disproportionate part of U.S. gross domestic product ("GDP"), we operate more than three times the number of clubs compared to the next largest warehouse club competitor. In addition to shopping in our clubs, members are able to shop when and how they want through our website, bjs.com, and our highly rated mobile app, which allows them to use our buy-online-pickup-in-club ("BOPIC") service, curbside delivery, same-day home delivery or traditional ship-to-home service, as well as through the DoorDash and Instacart marketplaces where members receive preferential pricing by linking their membership. We also launched Same-Day Select in the first quarter of fiscal year 2022, which offers BJ's members the ability to pay a one-time fee for either unlimited or twelve same-day grocery deliveries over a one-year period.

Our leadership team continues to focus on transforming how we use data to improve member experience, instilling a culture of cost discipline, adopting a more proactive approach to growing our membership base and building an omnichannel offering oriented towards making shopping at BJ's more convenient. These changes continue to delivered results rapidly, evidenced by year-over-year income from continuing operations growth, consecutive quarter comparable club sales growth and adjusted EBITDA growth over the last four years.

Our goal is to offer our members significant value and a meaningful return in savings on their annual membership fee. We have more than six and a half million members paying annual fees to gain access to savings on groceries and general merchandise and services. The annual membership fee for our Inner Circle® membership is generally $55, and the annual membership fee for our BJ's Club+ (formerly Perks Rewards®) membership, which offers additional value-enhancing features, is generally $110. We believe that members can save over ten times their $55 Inner Circle membership fee versus what they would otherwise pay at traditional supermarket competitors when they spend $2,500 or more per year at BJ's on manufacturer-branded groceries. In addition to providing significant savings on a representative basket of manufacturer-branded groceries, we accept all manufacturer coupons and also carry our own exclusive brands that enable members to save on price without compromising on quality. Our two private label brands, Wellsley Farms® and Berkley Jensen®, represent over $3.7 billion in annual sales, and are the largest brands we sell in terms of volume. Our customers recognize the relevance of our value proposition across economic environments, as demonstrated by over 20 consecutive years of membership fee income growth. Our membership fee income ("MFI") was $396.7 million for fiscal year 2022.

On May 2, 2022, the Company completed its acquisition of the assets and operations of four distribution centers and the related private transportation fleet from Burris Logistics (the "Acquisition"), which brings substantially all of the end-to-end perishable supply chain in-house. See Note 19, "Acquisitions" of our condensed consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding the Acquisition.

Industry Overview

Warehouse clubs offer a relatively narrow assortment of food and general merchandise items within a wide range of product categories. In order to achieve high sales volumes and rapid inventory turnover, merchandise selections are generally limited to items that are brand name leaders in their categories alongside an assortment of private label brands. Since warehouse clubs sell a diversified selection of product categories, they attract customers from a wide range of other wholesale and retail distribution channels, such as supermarkets, supercenters, internet retailers, gasoline stations, hard discounters, department and specialty stores and operators selling a narrow range of merchandise. These higher cost distribution channels have traditionally been unable to match the low prices offered by warehouse clubs over long periods of time.

Warehouse clubs eliminate many of the merchandise handling costs associated with traditional multiple-step distribution channels by purchasing full truckloads of merchandise directly from manufacturers and by storing merchandise on the sales floor rather than in central warehouses. By operating no-frills, self-service warehouse facilities, warehouse clubs have fixturing and operating costs substantially below those of traditional retailers. Because of their higher sales volumes and rapid inventory turnover, warehouse clubs generate cash from the sale of a large portion of their inventory before they are required to pay merchandise vendors. As a result, a greater percentage of the inventory is financed through vendor payment terms than by working capital. Two broad groups of customers, individual households and small businesses, have been attracted to the savings made possible by the high sales volumes and operating efficiencies achieved by warehouse clubs. Customers at warehouse clubs are generally limited to members who pay an annual fee.

Our Clubs

As of January 28, 2023, we operated 235 clubs ranging in size from 44,000 square feet to 177,000 square feet. We aim to locate our larger clubs in high density, high traffic locations that are difficult to replicate. We design our smaller format clubs to serve markets whose population is not sufficient to support a larger club or that are in locations, such as urban areas, where there is inadequate real estate space for a larger club. Including space for parking, the amount of land required for a BJ's club generally ranges from ten acres to approximately fourteen acres. Our clubs are located in both free-standing locations and shopping centers.

Our ability to achieve profitable operations depends upon high sales volumes and the efficient operation of our warehouse clubs. We buy most of our merchandise directly from manufacturers and route it to cross-docking consolidation points (distribution centers) or directly to our clubs. Our company-operated distribution centers receive large shipments from manufacturers and quickly ship these goods to individual clubs, generally within 24 hours. This process creates freight volume and handling efficiencies, eliminating many costs associated with traditional multiple-step distribution channels, including distributors' commissions and the cost of storing merchandise in central distribution facilities. We work closely with manufacturers to minimize the amount of handling required once merchandise is received at a club. Merchandise for sale is generally displayed on pallets containing large quantities of each item, thereby reducing labor required for handling, stocking and restocking. Back-up merchandise is generally stored in steel racks above the sales floor.

A summary of our club locations by market as of January 28, 2023 is set forth in the table below:

Market	Club Count
New York	47
Florida	35
Massachusetts	25
New Jersey	24
Pennsylvania	19
Virginia	14
Connecticut	13
Maryland	12
North Carolina	9
New Hampshire	7
Ohio	7
Georgia	5
Michigan	5
Delaware	4
Rhode Island	4
Maine	3
South Carolina	1
Indiana	1

Segments

Our retail operations, which include retail club and other sales procured from our clubs and distribution centers, represent substantially all of our consolidated total revenues, are our only reportable segment. All of our identifiable assets are located in the United States. We do not have significant sales outside the United States, nor does any customer represent more than 10% of total revenues for any period presented.

Merchandising

We service our existing members and attract new members by providing a broad range of high quality, brand name and private label merchandise at prices that are consistently lower than the prices of traditional retailers, including discount retailers, supermarkets, supercenters and specialty retail operations. We limit the items offered in each product line to fast selling styles, sizes and colors, carrying approximately 7,000 core active stock keeping units ("SKUs"). We may add additional temporary SKUs from time to time to keep up with demand, such as that created by the COVID-19 pandemic.

By contrast, supermarkets normally carry an average of 40,000 SKUs, and supercenters may stock 100,000 SKUs or more. We work closely with manufacturers to develop packaging and sizes that are best suited for selling through the warehouse club format in order to minimize handling costs and ensure value to our members.

We group our merchandise offerings into two divisions: grocery and general merchandise and services.

- Grocery: consists of our meat, produce, dairy, bakery, deli and frozen products, packaged foods, beverages, detergents, disinfectants, paper products, beauty care, adult and baby care and pet foods, which constituted approximately 85% of our merchandise sales for fiscal year 2022.

- General merchandise and services: consists of optical, tires, small appliances, televisions, electronics, seasonal goods, gift cards, and apparel, which constituted approximately 15% of our merchandise sales for fiscal year 2022.

BJ's consumer-focused private label products, sold under Wellsley Farms® and Berkley Jensen® brands, comprised approximately 24% of our total net sales, excluding gasoline, in fiscal year 2022. These products are primarily premium quality and generally are priced below the branded competing product. We focus both on a group of core private label products that compete with national brands that have among the highest market share and yield high margins and on differentiated products that drive member loyalty.

We also offer a number of specialty services that are designed to enable members to complete more of their shopping at our clubs and to encourage more frequent trips to the clubs. Many of these services are provided by outside operators under license from us. Specialty services include full-service optical centers; tire installation services; a propane tank filling service; home improvement services; travel services; cell phone kiosks; and product protection plans.

As of January 28, 2023, we had 164 gasoline stations in operation at or near our clubs. The gas stations are generally self-service, with some locations accepting cash. We generally maintain our gas prices below the average retail prices in each market as a means of illustrating a favorable price image to existing and prospective members.

Omnichannel Offerings

We have built a robust omnichannel portfolio which consists of BJs.com, BerkleyJensen.com, Wellsleyfarms.com, as well as the BJ's mobile app. We have made it easier for members to purchase, review products, digitally add coupons to their membership card and view annual member savings. BJs.com showcases our club assortment available to members along with review ratings and coupons for added savings. The above omnichannel portfolio offers our members convenient ways to shop, including our BOPIC service, curbside delivery, same-day home delivery or traditional ship-to-home service. Our app delivers personalized promotions, improved shopping experiences, and an efficient gateway to our fulfillment options. Our members appreciate the convenience of the BJ's mobile app, as evidenced by millions of downloads since fiscal year 2019, as well as ExpressPay®, which allows members to skip checkout lines when they shop in club by paying with their phones. In the fourth quarter of fiscal year 2022, we announced the launch of our retail media program, BJ's Media Edge™, using Microsoft PromoteIQ. The program offers brands a comprehensive advertising solution to connect with BJ's members.

Membership

Paid membership is an essential element of the warehouse club concept. In addition to providing a source of revenue which permits us to offer low prices, membership reinforces customer loyalty. We have a large base of more than six and a half million paid memberships as of January 28, 2023. Our target customers care about value, quality and convenience and shop at warehouse clubs for their family needs. Our target customers are a price sensitive demographic with large household sizes, representing the largest segment of warehouse club shoppers in BJ's trade areas.

We offer two core types of memberships: Inner Circle® memberships and business memberships. We generally charge $55 per year for a primary Inner Circle membership that includes one additional card for a household member. Primary members may purchase up to three supplemental memberships for $30 each. A primary business membership typically costs

$55 per year and includes one free supplemental membership. Business members may purchase up to eight additional supplemental business memberships at $30 each. U.S. military personnel—active and veteran—who enroll at a BJ's club location can do so for a reduced membership fee.

We are currently rebranding our higher tier membership from BJ's Perks Rewards® to Club+, which offers members the opportunity to earn 2% cash back on most in-club and bjs.com purchases and 5-cent per gallon discount on gasoline. The annual fee for a Club+ membership is generally $110 per year. We are also launching our new BJ's One™ and BJ's One+™ Mastercard® credit cards (formerly the My BJ's Perks® program) These cards provide members with the opportunity to earn up to 5% cash back on purchases made at our clubs or online at bjs.com and up to a 15-cent per gallon discount on gasoline when paying with a BJ's One™ or BJ's One+™ Mastercard® at our BJ's Gas locations. Since fiscal year 2014, we have grown co-branded Mastercard® holders by over 900%. In fiscal year 2022, BJ's Perks Rewards members and co-branded Mastercard® members accounted for 38% of members and 52% of merchandise spend (excludes gas and membership fee income), compared to 35% of members and 45% of spend in fiscal year 2021.

Advertising and Public Relations

We promote customer awareness of our clubs primarily through social media, direct mail, public relations efforts, radio advertising, community involvement, new club marketing programs and various publications sent to our members periodically throughout the year. These methods result in lower marketing expenses compared to typical retailers.

Competition

We compete with a wide range of national, regional and local retailers and wholesalers selling food and/or general merchandise in our markets, including supermarkets, supercenters, general merchandise chains, specialty chains, gasoline stations and other warehouse clubs, some of which have significantly greater financial and marketing resources than BJ's. Major competitors that operate warehouse clubs include Costco Wholesale Corporation and Sam's Clubs (a division of Wal-Mart Stores, Inc.), both of which operate on a multi-national basis.

We believe price is the major competitive factor in the markets in which we compete. Other competitive factors include club location, merchandise selection, member services and name recognition. We believe our efficient, low-cost form of distribution gives us a significant competitive advantage over more traditional channels of retail distribution.

Intellectual Property

We believe that, to varying degrees, our trademarks, trade names, copyrights, proprietary processes, trade secrets, patents, trade dress, domain names and similar intellectual property add significant value to our business and are important to our success. We have invested significantly in the development and protection of our well-recognized brands, including our private label brands, Wellsley Farms® and Berkley Jensen®. We believe that products sold under our private label brands are high quality, offered to our members at prices that are generally lower than those for comparable national brand products and help lower costs, differentiate our merchandise offerings from other retailers and generally earn higher margins. We expect to continue to increase the sales penetration of our private label items.

We rely on trademark and copyright laws, trade-secret protection, and confidentiality, license and other agreements with our suppliers, employees and others to protect our intellectual property rights. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and their registrations are properly maintained.

Government Regulation

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor, and take actions to comply with, governmental regulations that are applicable to our business, which include, among others, federal securities laws and regulations, applicable to exchange requirements, labor and employment laws, laws governing truth-in-advertising, privacy laws, environmental laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise and the operation of clubs, warehouses and Company-operated and contracted distribution center facilities.

Our clubs are also subject to various local, state and federal laws, regulations and administrative practices affecting our business. We must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, environmental protection, licensing for the sale of food and, in many clubs, licensing for beer and wine or other alcoholic beverages. Our operations, including the manufacturing, processing, formulating, packaging, labeling and advertising of products are subject to regulation by various federal agencies, including the Food and Drug Administration (the

"FDA"), the Federal Trade Commission (the "FTC"), the U.S. Department of Agriculture (the "USDA"), the Consumer Product Safety Commission and the Environmental Protection Agency. We rely on contractual provisions to ensure compliance by our vendors.

See "Item 1A. Risk Factors" for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" together with our audited consolidated financial statements and related notes thereto for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Food

The FDA has comprehensive authority to regulate the safety of food and food ingredients (other than meat, poultry, catfish and certain egg products), as well as dietary supplements under the Federal Food, Drug, and Cosmetic Act (the "FDCA"). Similarly, the USDA's Food Safety Inspection Service is the public health agency responsible for ensuring that the nation's commercial supply of meat, poultry, catfish and certain egg products is safe, wholesome and correctly labeled and packaged under the Federal Meat Inspection Act and the Poultry Products Inspection Act.

Congress amended the FDCA in 2011 through passage of the Food Safety Modernization Act (the "FSMA"), which greatly expanded the FDA's regulatory obligations over all actors in the supply chain. Industry actors continue to determine the best pathways to implement FSMA's regulatory mandates and the FDA's promulgating regulations throughout supply chains, as most requirements are now in effect. Such regulations mandate that risk-based preventive controls be observed by the majority of food producers. This authority applies to all domestic food facilities and, by way of imported food supplier verification requirements, to all foreign facilities that supply food products.

The FDA also exercises broad jurisdiction over the labeling and promotion of food. Labeling is a broad concept that, under certain circumstances, extends to product-related claims and representations made on a company's website or similar printed or graphic medium. All foods, including dietary supplements, must bear labeling that provides consumers with essential information with respect to standards of identity, net quantity, nutrition facts, ingredient statement and allergen disclosures. The FDA also regulates the use of structure/function claims, health claims and nutrient content claims.

Dietary Supplements

The FDA has comprehensive authority to regulate the safety of dietary supplements, dietary ingredients, labeling and current good manufacturing practices. Congress amended the FDCA in 1994 through passage of the Dietary Supplement Health and Education Act (the "DSHEA"), which greatly expanded the FDA's regulatory authority over dietary supplements. Through DSHEA, dietary supplements became their own regulated commodity while also allowing structure/function claims on products. However, no statement on a dietary supplement may expressly or implicitly represent that it will diagnose, cure, mitigate, treat or prevent a disease.

Food and Dietary Supplement Advertising

The FTC exercises jurisdiction over the advertising of foods and dietary supplements. The FTC has the power to institute monetary sanctions and the imposition of consent decrees and penalties that can severely limit a company's business practices. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims.

Compliance

As is common in our industry, we rely on our suppliers and contract manufacturers, including those of our private label products, to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. We do not directly manufacture any goods. In general, we seek certifications of compliance, representations and warranties, indemnification or insurance from our suppliers and contract manufacturers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in products we sell. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from our clubs. In order to comply with applicable statutes and regulations, our suppliers and contract manufacturers have from time to time reformulated, eliminated or relabeled certain of their products, and we have revised certain provisions of our sales and marketing program.

We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Seasonality

Our business is moderately seasonal in nature. Historically, our business has generally realized a slightly higher portion of net sales, operating income and cash flows from operations in the second and fourth fiscal quarters, attributable primarily to the impact of the summer and year-end holiday season, respectively. Our quarterly results have been and will continue to be affected by the timing of new club openings and their associated pre-opening expenses. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Employees and Human Capital Resources

As of January 28, 2023, we had over 34,000 full-time and part-time employees, whom we refer to as team members. None of our team members are represented by a union. We consider our relations with our team members to be good.

Team Member Engagement. We provide all team members with the opportunity to share their opinions and feedback on our culture through a survey that is performed every year. Results of the survey are measured and analyzed to enhance the team member experience, promote retention of team members, drive change, and leverage the overall success of our Company.

Diversity. We strive to foster a work environment that includes and embraces diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience. As of the end of fiscal year 2022, 43% of our total workforce were women and 55% were minorities. During fiscal year 2022, 41% of our new hires were women and 66% of our new hires were minorities. We have a zero-tolerance policy on discrimination and harassment and have several systems under which team members can report incidents confidentially or anonymously and without fear of reprisal. We have an Inclusion & Diversity Council which is comprised of a cross-functional team representing diversity of backgrounds, ethnicity, gender, and self-identification. This council is responsible for identifying and driving actions and initiatives to advance the Company's inclusion and diversity mission.

Total Rewards. We believe our team members are the key to our success and we offer competitive programs to meet the needs of our colleagues and their families. Our programs include annual bonuses, 401(k) plans, stock awards, an employee stock purchase plan, paid time off, flexible work schedules, family leave, team member assistance programs, and more, based on eligibility criteria. We take the health and wellness of our team members seriously. We provide our eligible team members with access to a variety of innovative, flexible and convenient health and wellness programs. Additionally, the Company provides resources, such as an onsite chiropractor, a health clinic and access to a fitness center for team members. Such programs are designed to support team members' physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors. The Company also provides team members with comprehensive medical benefits, dental, and behavioral and mental wellness benefits.

Team Member Development. Training and development programs for our team members help retain and advance them into future roles with the company. We provide online and on-the-job training through innovative delivery tools which are easy to use and focused on the core skills needed to be successful at the Company. We provide several management and leadership programs that develop and educate our leaders so they can provide the best work environment and growth opportunities to all our team members.

Community Involvement. We have a long and proud history of investing in the communities where we live and work. BJ's Charitable Foundation was established with the mission to enrich every community BJ's Wholesale Club serves. The Foundation supports nonprofit organizations that primarily benefit the underprivileged in the areas of hunger prevention and education. Throughout the year, the Foundation makes multiple direct donations from the Company to support food banks and pantry programs in communities that our clubs serve.

Corporate Information

BJ's Wholesale Club Holdings Inc. (formerly Beacon Holding, Inc.) was incorporated on February 23, 2018. On July 2, 2018, BJ's Wholesale Club Holdings, Inc. became a publicly traded entity in connection with its IPO and listing on the New York Stock Exchange ("NYSE") under the ticker symbol "BJ." Our principal operating subsidiary is BJ's Wholesale Club, Inc., which is a wholly owned subsidiary of BJ's Wholesale Club Holdings.

We make available on our website (http://www.bjs.com), or through a link posted on our website, free of charge, our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). In addition, the

SEC maintains an internet site that contains these reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

The information on our website or that can be accessed through our website is not incorporated by reference and should not be considered to be a part of this Annual Report on Form 10-K.

Information About our Executive Officers

The following are the executive officers of BJ's Wholesale Club as of March 16, 2023:

Name	Age	Office and Business Experience
Robert W. Eddy	50	Robert W. Eddy has served as President and Chief Executive Officer of the Company and as a member of our Board of Directors since April 2021. Mr. Eddy joined the Company in 2007 as Senior Vice President, Finance and was named Executive Vice President and Chief Financial Officer in 2011 and served as Executive Vice President, Chief Financial and Administrative Officer from 2018 to April 2021 when he became President and Chief Executive Officer. Prior to joining BJ's, Mr. Eddy served retail and consumer products companies as a member of the audit and business advisory practice of PricewaterhouseCoopers LLP, in Boston and San Francisco. Mr. Eddy is a graduate of Babson College in Wellesley, Massachusetts, and Phillips Academy in Andover, Massachusetts. Mr. Eddy currently serves as a member of the Board of Directors and Executive Committee of the National Retail Federation. From 2013 to 2017, Mr. Eddy chaired the Financial Executives Council of the National Retail Federation. He is also a member of the Board of Trustees of The Boston Children's Hospital and is a member of the College Advisory Board for Babson College.
Laura L. Felice	41	Laura L. Felice has served as our Executive Vice President, Chief Financial Officer since April 2021. From November 2016 to April 2021, Ms. Felice served as Senior Vice President, Controller and was responsible for the integrity of our financial records. Before joining BJ's, Ms. Felice worked at Clarks Americas, Inc., a British shoe manufacturer and retailer, and held positions of increasing responsibility since 2008. She served most recently as Senior Vice President of Finance from November 2015 to November 2016, where she led all aspects of commercial finance for the Americas region distribution channels. Additionally, Ms. Felice worked at PricewaterhouseCoopers LLP, a multinational professional services firm from 2003 to 2008. She is a Certified Public Accountant and currently serves as a Board member, Vice-Chair and Finance Committee Chair for the Massachusetts Society of CPAs. Ms. Felice also currently serves a a Board member of Broadstone Net Lease, LLC (NYSE: BNL). She holds a Master of Accounting and a bachelor's degree with a double major in Finance and Accounting from Boston College.
Paul Cichocki	53	Paul Cichocki has served as our Executive Vice President, Chief Commercial Officer since April 2021 and oversees merchandising, membership, marketing and analytics. From April 2020 to April 2021, Mr. Cichocki served as Executive Vice President, Membership, Analytics and Business Transformation and was responsible for the strategy and vision for the Company's membership, marketing and analytics divisions. Prior to joining BJ's, Mr. Cichocki most recently served as Partner at Bain & Company, a management consulting firm, from 2005 to April 2020, where he led Bain's scale consulting delivery capabilities and was responsible for integrating and coordinating Bain's consulting support and delivery organizations globally. He initially joined Bain & Company in 1997 as a consultant and spent more than 20 years serving clients across a range of industries, including retail, consumer products, financial services and food and beverage. Mr. Cichocki was also a member of Bain & Company's Global Operating Committee from 2017 to 2020 and Investment Committee from 2019 to 2020. Prior to Bain & Company, Mr. Cichocki worked as an Operating Manager at Frito-Lay, a snack manufacturing division of PepsiCo., from 1991 to 1995. Mr. Cichocki attended Harvard Business School, where he earned a Master of Business Administration with distinction. He is also a graduate from the University of Massachusetts, where he received a bachelor's degree in operations management with high honors.

Jeff Desroches	46	Jeff Desroches joined BJ's in 2001 and has served as our Executive Vice President, Chief Operations Officer since April 2018. As Executive Vice President, Chief Operations Officer, Mr. Desroches leads all operations, Club Team Members, Regional Field Staff, and policies and procedures at all the Company's clubs and fuel stations as well as omni fulfillment, supply chain and asset protection. Prior to that, Mr. Desroches held several positions at BJ's, including Regional Asset Protection Manager for the Metro New York market from 2001 to 2007, Vice President of Asset Protection from 2007 to 2010 and Senior Vice President of Supply Chain from 2010 until his promotion to his current role in April 2018. Prior to BJ's, Mr. Desroches held various operational and warehousing roles at Service Merchandise Company, Inc., a retail chain, from 1993 to 2000 and Kmart Corporation, a discount department store chain, from 2000 to 2001. He holds a bachelor's degree in Criminal Justice and Law Enforcement Administration from American Intercontinental University.
Scott Kessler	56	Scott Kessler has served as our Executive Vice President, Chief Information Officer since May 2017 and is responsible for information technology, including ensuring that the Company has the technology, systems and people in place to support the Company's transformation. Prior to joining the Company, he was Executive Vice President, Chief Information Officer at Belk, Inc., a department store chain, from 2014 to October 2016, where he led efforts to strengthen the information technology systems, improve system operations and further define the omnichannel roadmap. Prior to that, Mr. Kessler was Senior Vice President, Products Technology at GSI Commerce, Inc., a technology and services company, from 2004 to 2013. Mr. Kessler holds a Master of Business Administration and a bachelor's degree from Fairleigh Dickinson University.
Graham N. Luce	53	Graham N. Luce currently serves as our Executive Vice President, General Counsel and Secretary and provides senior management with strategic advice on Company initiatives, complex business transactions and litigation, as well as counsel on all corporate governance-related matters. He joined the Company in April 2015 as Senior Vice President, General Counsel and Secretary and served in that role until March 2023. Prior to jointing the Company, Mr. Luce worked at Bain & Company, a management consulting firm, from 2000 to April 2015 and Goodwin Procter LLP, a global law firm, from 1995 to 2000. He holds a Juris Doctor from Boston University School of Law and bachelor's degrees in Political Science and Electrical Engineering from Tufts University.
Monica Schwartz	48	Monica Schwartz has served as our Executive Vice President, Chief Digital Officer since October 2021 and is responsible for driving the Company's vision and strategy for its e-commerce and omnichannel efforts. She joined the Company in August 2020 and previously served as our Senior Vice President, Chief Digital Officer from August 2020 to October 2021. Ms. Schwartz most recently served as Vice President, Online Merchandising at The Home Depot, Inc., a home improvement retailer, from December 2017 to September 2019 and was responsible for the e-commerce site and driving innovation. Prior to that, she served as the Executive Vice President of Digital at Nine West Group, a fashion retailer, from 2015 to 2017. From 2014 to 2015 Ms. Schwartz served as Chief Global Digital Officer at Stuart Weitzman Holdings, LLC, a women's footwear and handbag retailer. From 2012 to 2014, she served as Executive Director, e-commerce at David Yurman Enterprises, LLC, a jewelry design company. Prior to that she held positions of increasing responsibility at E-bay, Inc., an e-commerce corporation, from 2007 to 2012. From 2005 to 2007, she held positions with Countrywide Financial Corporation, a financial services company, and from 1998 to 2001 she held positions with MediaHippo, an interactive media agency. She holds a Master of Business Administration at the University of California, Los Angeles Anderson School of Management and a bachelor's degree in Fine Arts from Miami University.
William C. Werner	45	William C. Werner has served as our Executive Vice President, Strategy and Development since April 2021 and is responsible for building the Company's market expansion and key strategic initiatives. Previously, Mr. Werner served as our Senior Vice President, Strategic Planning and Investor Relations from November 2016 to April 2021, Senior Vice President, Finance from 2013 to November 2016 and as our Vice President, Accounting and Financial Reporting from 2012 to 2013. Prior to joining the Company, Mr. Werner was a Director in the Deals practice at PricewaterhouseCoopers LLP, a multinational professional services firm, from 2007 to 2012. He holds a bachelor's degree with a double major in Mathematics and Accounting from the College of the Holy Cross.

Item 1A. Risk Factors

Set forth below are the risks that we believe are material to our investors and they should be carefully considered. These risks are not all of the risks that we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business, financial condition, results of operations and/or stock price if they occur. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements in the Forward-Looking Statements section above.

Risks Relating to Our Business

Our business may be affected by issues that affect consumer spending.

Our results of operations are affected by the level of consumer spending and, therefore, by changes in the economic factors that impact consumer spending. Certain economic conditions or events, such as a contraction in the financial markets; high rates of inflation or deflation; high unemployment levels; decreases in consumer disposable income; unavailability of consumer credit; higher consumer debt levels; higher tax rates and other changes in tax laws; higher interest rates; higher fuel, energy and other commodity costs; weakness in the housing market; higher insurance and health care costs; and product cost increases resulting from an increase in commodity prices or supply chain issues, could reduce or shift consumer spending generally, which could cause our customers to spend less or to shift their spending to our competitors. Reduced consumer spending may result in reduced demand for our items and may also require increased selling and promotional expenses. Issues or trends that affect consumer spending broadly could affect spending by our members disproportionately. A reduction or shift in consumer spending could negatively impact our business, results of operations and financial condition.

We depend on having a large and loyal membership, and any harm to our relationship with our members could have a material adverse effect on our business, net sales and results of operations.

We depend on having a large and loyal membership. The extent to which we achieve growth in our membership base and sustain high renewal rates materially influences our profitability. Further, our net sales are directly affected by the number of our members, the number of members and holders of our co-branded credit cards, the frequency with which our members shop at our clubs and the amount they spend on those trips, which means the loyalty and enthusiasm of our members directly impacts our net sales and operating income. Accordingly, anything that would harm our relationship with our members and lead to lower membership renewal rates or reduced spending by members in our clubs could materially adversely affect our net sales, membership fee income and results of operations.

Factors that could adversely affect our relationship with our members include: our failure to remain competitive in our pricing relative to our competitors; our failure to provide the expected quality of merchandise; our failure to offer the mix of products that our members want to purchase; events that harm our reputation or the reputation of our private brands; our failure to provide the convenience that our members may expect over time, including with respect to technology, delivery and physical location of our clubs; increases to our membership fees; and increased competition from stores, clubs or internet retailers that have a more attractive mix of price, quality and convenience. In addition, we constantly need to attract new members to replace our members who fail to renew and to grow our membership base. If we fail to attract new members, our membership fee income and net sales could suffer.

Our business plan and operating results depend on our ability to procure the merchandise we sell at the best possible prices.

Our business plan depends on our ability to procure the merchandise we sell at the best possible prices. Because we price our merchandise aggressively, the difference between the price at which we sell a given item and the cost at which we purchase it is often much smaller than it would be for our non-club competitors. Further, it is often not possible for us to reflect increases in our cost of goods by increasing our prices to members. Accordingly, small changes in the prices at which we purchase our goods for resale can have a substantial impact on our operating profits. If we are unable to purchase goods at attractive prices relative to our competitors, our growth could suffer. If the prices we pay for goods increase, our operating profit and results of operations could suffer, and if we are forced to increase our prices to our members, our member loyalty could suffer.

We depend on vendors to supply us with quality merchandise at the right time and at the right price.

We depend heavily on our ability to purchase merchandise in sufficient quantities at competitive prices and in a timely fashion. We source our merchandise from a wide variety of domestic and international vendors. Finding qualified vendors who meet our standards and acquiring merchandise in a timely and efficient manner are significant challenges, especially with respect to vendors located and merchandise sourced outside the United States. We have no assurances of continued supply, pricing or access to new products, and, in general, any vendor could at any time change the terms upon which it sells to us or discontinue selling to us. In addition, member demand may lead to insufficient in-stock quantities of our merchandise.

Competition may adversely affect our profitability.

The retail industry is highly competitive. We compete primarily against other warehouse club operators and grocery and general merchandise retailers, including supermarkets and supercenters, and gasoline stations. Given the value and bulk purchasing orientation of our customer base, we compete to a lesser extent with internet retailers, hard discounters, department and specialty stores and other operators selling a narrow range of merchandise. Some of these competitors, including two major warehouse club operators - Sam's Club (a division of Wal-Mart Stores, Inc.) and Costco Wholesale Corporation - operate on a multi-national basis and have significantly greater financial and marketing resources than BJ's. These retailers and wholesalers compete in a variety of ways, including with respect to price, services offered to customers, distribution strategy, merchandise selection and availability, location, convenience, store hours and the attractiveness and ease of use of websites and mobile applications. The evolution of retailing through online and mobile channels has also improved the ability of customers to comparison shop with digital devices, which has enhanced competition. We cannot guarantee that we will be able to compete successfully with existing or future competitors. Our inability to respond effectively to competitive factors may have an adverse effect on our profitability as a result of lost market share, lower sales or increased operating costs, among other things.

Changes in laws related to the Supplemental Nutrition Assistance Program ("SNAP"), to the governmental administration of SNAP or to SNAP's EBT systems could adversely impact our results of operations.

Under SNAP, we are currently authorized to accept EBT payments, or food stamps, at our clubs as tender for eligible items. Changes in state and federal laws governing the SNAP program, including reductions in program benefits, restrictions on program eligibility, or rules on where and for what EBT cards may be used, could reduce sales at our clubs. For example, in December 2019, the federal government approved changes in the program's administration, including limiting the time period during which certain able-bodied adults without dependents are eligible to receive SNAP benefits to three months in a 36-month period. Any such program changes or reductions in funding for the SNAP program overall could decrease sales at our clubs and thereby materially and adversely affect our business, financial condition and results of operations.

The coronavirus ("COVID-19"), or any future pandemic, epidemic or outbreak of any other infectious disease, could have an adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic, including the emergence of different variants, has caused, and could continue to cause, significant disruptions to the United States, regional and global economies and has contributed, and may continue to contribute, to significant volatility and negative pressure in financial markets. The extent to which the COVID-19 pandemic, or the future pandemic, epidemic or outbreak of any other highly infectious disease, affects our business, operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of such pandemic, the actions taken to contain the pandemic or mitigate its impact, including the adoption, administration and effectiveness of vaccines, and the direct and indirect economic effects of the pandemic and containment measures, among others. The COVID-19 pandemic, or any future pandemic, epidemic or outbreak of any other highly infection disease, may materially adversely affect our business, financial condition and results of operations, and may have the effect of heightening many of the risks described in this "Risk Factors" section, including:

- a complete or partial closure of, or a decrease in member traffic at, one or more of our clubs, due to government restrictions or the spread of disease among our team members or employees at a specific location;

- any difficulties and delays in obtaining products from our distributors and suppliers, delivering products to our clubs and adequately staffing our clubs and distribution centers;

- a decrease in consumer discretionary spending and confidence or changes in our members' needs; and

- any inability to continue to provide our team members with appropriate compensation and protective measures and any limited access to our management, support staff and professional advisors.

Natural disasters and other incidents beyond our control could negatively affect our business, financial condition and results of operations.

Our business could be severely impacted by natural disasters, such as hurricanes, typhoons or earthquakes, or other incidents beyond our control, such as terrorism, war/conflict, riots, acts of violence and other crimes, particularly in locations where our centralized operating systems and administrative personnel are located. For example, our operations are concentrated primarily on the eastern half of the United States, and any adverse weather event or natural disaster, such as a hurricane or heavy snow storm, could have a material adverse effect on a substantial portion of our operations. Such natural disasters or other incidents could result in, among other things, physical damage to one or more of our properties; the temporary closure of one or more of our clubs, Company-operated or contracted distribution centers or our home office facility; the temporary lack of an adequate work force in a market; a temporary or long-term disruption in merchandise distribution, including issues with the transport of goods to or from overseas; the temporary reduction in the availability of products in our clubs and online or a reduction in demand for certain of our products, each of which could have a negative adverse effect on our business, financial condition, cash flows and results of operations.

Disruptions in our merchandise distribution could adversely affect sales and member satisfaction.

We depend on the orderly operation of our merchandise receiving and distribution process through our Company-operated distribution centers. On May 2, 2022, we completed the Acquisition, which brings substantially all of our end-to-end perishable supply chain in-house. Although we believe that our receiving and distribution process is efficient, unforeseen disruptions in operations due to fires, tornadoes, hurricanes, earthquakes or other catastrophic events, labor issues or other shipping problems (which may include, but are not limited to, strikes, slowdowns or work stoppages at the ports of entry for the merchandise that we import) may result in delays in the delivery of merchandise to our clubs, which could adversely affect sales and the satisfaction of our members. In addition, increases in distribution costs (including, but not limited to, trucking and freight costs) could adversely affect our expenses, which could adversely affect our operating profit and results of operations.

We may not timely identify or respond effectively to consumer trends, which could negatively affect our relationship with our members, the demand for our products and services and our market share.

It is difficult to predict consistently and successfully the products and services our members will demand over time. Our success depends, in part, on our ability to identify and respond to evolving trends in demographics and member preferences. Failure to timely identify or respond effectively to changing consumer tastes, preferences (including those relating to environmental, social and governance issues) and spending patterns could lead us to offer our members a mix of products or a level of pricing that they do not find attractive. This could negatively affect our relationship with our members, leading them to reduce both their visits to our clubs and the amount they spend, and potentially impacting their decision to renew their membership. Such a result would adversely affect the demand for our products and services and our market share. If we are not successful at predicting our sales trends and adjusting accordingly, we may also have excess inventory, which could result in additional markdowns and reduce our operating performance. This could have an adverse effect on margins and operating income.

We are subject to payment-related risks, including risks to the security of payment card information.

We accept payments using an increasing variety of methods, including cash, checks, our co-branded credit cards and a variety of other credit and debit cards, as well as Paypal, Apple Pay®, Google Pay, EBT payments and Buy Now, Pay Later financed through Citizens Pay™. Our efficient operation, like that of most retailers, requires the transmission of information permitting cashless payments. As we offer new payment options to our members, we may be subject to additional rules, regulations and compliance requirements, along with the risk of higher fraud losses. For certain payment methods, we pay interchange and other related card acceptance fees, along with additional transaction processing fees. We rely on third parties to provide secure and reliable payment transaction processing services, including the processing of credit and debit cards, and our co-branded credit card, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association and network operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change over time. For example, we are subject to Payment Card Industry Data Security Standards, which contain stringent compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. We are also subject to a consent decree entered by the FTC in 2005 in connection with a complaint alleging that we had failed to adequately safeguard members' personal data. Under the consent decree, we are required to maintain a comprehensive information security program that is reasonably designed to protect the security, confidentiality and integrity of personal information collected from or about our members. In addition, if our third-party processor systems are breached or compromised, we may be subject to substantial fines, remediation costs, litigation and higher transaction fees and lose our ability to accept credit or debit card payments from our members, and our reputation, business and operating results could also be materially adversely affected.

Our security measures have been breached in the past and may be undermined in the future due to the actions of outside parties, including nation-state sponsored actors, team member error, internal or external malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate, alter, or destroy business and personal information, including payment card information. Such information may also be placed at risk through our use of outside vendors, which may have data security systems that differ from those that we maintain or which are more vulnerable to breach.

For example, in March 2018, our travel vendor informed us that the personal data of several hundred of our members had been compromised because of a data breach at Orbitz, which that vendor used as a platform for making online travel bookings. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques, discover or counter them in a timely fashion, or implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and harm to our relationship with our members, any of which could have an adverse effect on our business.

Our co-brand credit card program may be affected by economic and regulatory conditions.

Deterioration in economic conditions could adversely affect our co-brand credit card program, including the volume of new credit accounts, the amount of credit card balances and the ability of credit card holders to pay their balances. These conditions could result in the Company receiving lower payments under the co-branded credit card program. Additionally, new laws or regulations on credit card operations may impose certain requirements and limitations on credit card providers. Compliance with these regulations may negatively impact the operation of our co-branded credit card program, resulting in lower revenue streams derived from our co-branded credit card program.

We rely extensively on information technology to process transactions, compile results and manage our businesses. Failure or disruption of our primary and back-up systems could adversely affect our businesses.

Given the very high volume of transactions we process each year, it is important that we maintain uninterrupted operation of our business-critical computer systems. Our systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, including tampering with hardware and breaches of our transaction processing or other systems that could result in the compromise of confidential customer or team member data, ransomware or other malware attacks, catastrophic events such as fires, earthquakes, tornadoes and hurricanes and errors by our team members. Phishing attacks have emerged as particularly pervasive, including as a means for ransomware attacks, which have increased in both frequency and breadth. If our systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer serious interruptions in our operations, which might not be short-lived, in the interim. Any material interruption to these systems could have a material adverse effect on our business and results of operations. In addition, the cost of securing our systems against failure or attack is considerable, and increases in these costs, particularly in the wake of a breach or failure, could be material.

Union attempts to organize our team members could disrupt our business.

In the past, unions have attempted to organize our team members at certain of our clubs and distribution centers. Our management and team members may be required to devote their time to respond to union activities, which could be distracting to our operations. Future union activities, including organizing efforts, slow-downs or work stoppages could negatively impact our business and results of operations. Changes in labor laws or regulations that promote union activity could also adversely impact our business.

Our comparable club sales and quarterly operating results may fluctuate significantly.

Our comparable club sales may be adversely affected for many reasons, including new club openings by our competitors, the opening of our own new clubs that may cannibalize existing club sales, cycling against strong sales in the prior year, by new clubs entering our comparable club base, by price reductions in response to competition, and by high rates of inflation or deflation.

Our quarterly operating results may be adversely affected by a number of factors including losses in new clubs, price changes in response to competitors' prices, increases in operating costs, volatility in gasoline, energy and commodity prices, increasing penetration of sales of our private label brands (Wellsley Farms® and Berkley Jensen®), federal budgetary and tax policies, weather conditions, including natural disasters, local economic conditions and the timing of new club openings and related start-up costs.

Changes in our product mix or in our revenues from gasoline sales could negatively impact our revenue and results of operations.

Certain of our key performance indicators, including net sales, operating income and comparable club sales, could be negatively impacted by changes to our product mix or in the price of gasoline. For example, we continue to add private label products to our assortment of product offerings at our clubs, sold under our Wellsley Farms® and Berkley Jensen® private labels. We generally price these private label products lower than the manufacturer branded products of comparable quality that we also offer. Accordingly, a shift in our sales mix in which we sell more units of our private label products and fewer units of our manufacturer branded products would have an adverse impact on our overall net sales. Also, as we continue to add gas stations to our club base and increase our sales of gasoline, our profit margins could be adversely affected. Since gasoline generates lower profit margins than the remainder of our business, we could expect to see our overall gross profit margin rates decline as sales of gasoline increase. Alternatively, if our gasoline sales decrease over the long term our profit margins may increase, though our net sales would decrease. In addition, gasoline prices have been historically volatile and may fluctuate widely due to changes in domestic and international supply and demand. Accordingly, significant changes in gasoline prices may substantially affect our net sales notwithstanding that the profit margin and unit sales for gasoline are largely unchanged, and this effect may increase as gasoline sales make up a larger portion of our revenue. Furthermore, our gasoline sales are influenced by the overall market demand for gasoline products. A decrease in overall market demand for gasoline products may result in lower gasoline sales at our gas stations negatively affecting our net sales.

Research analysts and stockholders may recognize and react to the foregoing changes to our key performance indicators and believe that they indicate a decline in our performance, and this could occur regardless of whether or not the underlying cause has an adverse impact on our profitability. If we suffer an adverse change to our key performance indicators, this could adversely affect the trading price of our common stock.

Product recalls could adversely affect our sales and results of operations.

If our merchandise offerings, including food and general merchandise products, do not meet applicable safety standards or our members' expectations regarding safety, we could experience lost sales and increased costs and be exposed to legal and reputational risk. The sale of these items involves the risk of health-related illness or injury to our members. Such illnesses or injuries could result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, manufacturing, storage, handling and transportation phases, or faulty design. We are dependent on our vendors, including vendors located outside the United States, to ensure that the products we buy comply with all relevant safety standards. While all our vendors must comply with applicable product safety laws, it is possible that a vendor will fail to comply with these laws or otherwise fail to ensure the safety of its products. Further, while our vendors generally must agree to indemnify us in the case of loss, it is possible that a vendor will fail to fulfill that obligation.

If a recall does occur, we have procedures in place to notify our clubs and, if appropriate, the members who have purchased the goods in question. We determine the appropriateness of a recall on a case-by-case basis, based, in part, on the size of the recall, the severity of the potential impact to a member and our ability to contact the purchasers of the products in question. While we are subject to governmental inspections and regulations, and work to comply in all material respects with applicable laws and regulations, it is possible that consumption or use of our products could cause a health-related illness or injury in the future and that we will be subject to claims, lawsuits or government investigations relating to such matters. This could result in costly product recalls and other liabilities that could adversely affect our business and results of operations. Even if a product liability claim is unsuccessful or is not fully pursued, negative publicity could adversely affect our reputation with existing and potential members, as well as our corporate and brand image, including that of our Wellsley Farms® and Berkley Jensen® private labels, and could have long-term adverse effects on our business.

If we do not successfully maintain a relevant omnichannel experience for our members, our results of operations could be adversely impacted.

Omnichannel retailing is rapidly evolving, and we must keep pace with changing member expectations and new developments by our competitors. Our members are increasingly using mobile phones, tablets and other devices to shop and to interact with us through social media. We continue to make technology investments in our website and mobile application. If we are unable to make, improve or develop relevant member-facing technology in a timely manner, our ability to compete and our results of operations could be adversely affected.

We depend on the financial performance of our operations in the New York metropolitan area.

Our financial and operational performance is dependent on our operations in the New York metropolitan area, which accounted for 21% of net sales in fiscal year 2022. The New York metropolitan area is the city and suburbs of New York City, which includes Long Island and the Mid- and Lower Hudson Valley in the state of New York. It also includes north and central New Jersey, three counties in western Connecticut and five counties in northeastern Pennsylvania. We consider 44 of our clubs to be located in the New York metropolitan area. Any substantial slowing or sustained decline in these operations could materially adversely affect our business and financial results. Declines in financial performance of our operations in the New York metropolitan area could arise from, among other things, slower growth or declines in our comparable club sales;

negative trends in operating expenses, including increased labor, healthcare and energy costs; failing to meet targets for club openings; cannibalization of existing locations by new clubs; shifts in sales mix toward lower gross margin products; changes or uncertainties in economic conditions in this market, including higher levels of unemployment, depressed home values and natural disasters; regional economic problems; changes in local regulations; terrorist attacks; and failure to consistently provide a high quality and well-assorted mix of products to retain our existing member base and attract new members.

Our growth strategy to open new clubs involves risks.

Our long-term sales and income growth are dependent, to a certain degree, on our ability to open new clubs and gasoline stations in both existing markets and new markets. Opening new clubs is expensive and involves substantial risks that may prevent us from receiving an appropriate return on that investment. We may not be successful in opening new clubs and gasoline stations on the schedule we have planned or at all, and the clubs and gasoline stations we open may not be successful. Our expansion is dependent on finding suitable locations, which may be affected by local regulations, political opposition, construction and development costs, and competition from other retailers for particular sites. If prospective landlords find it difficult to obtain credit, we may need to own more new clubs rather than lease them. Owned locations require more initial capital than leased locations and therefore, the need to own new locations could constrain our growth. If we are able to secure new sites and open new locations, these locations may not be profitable for many reasons. For example, we may not be able to hire, train and retain a suitable work force to staff these locations or to integrate new clubs successfully into our existing infrastructure, either of which could prevent us from operating the clubs in a profitable manner. In addition, entry into new markets may bring us into competition with new or existing competitors with a stronger, more well-established market presence. We may also improperly judge the suitability of a particular site. Any of these factors could cause a site to lose money or otherwise fail to provide an adequate return on investment. If we fail to open new clubs as quickly as we have planned, our growth will suffer. If we open sites that we do not or cannot operate profitably, then our financial condition and results from operations could suffer.

Because we compete to a substantial degree on price, changes affecting the market prices of the goods we sell could adversely affect our net sales and operating profit.

It is an important part of our business plan that we offer value to our members, including offering prices that are substantially below certain of our competitors. Accordingly, we carefully monitor the market prices of the goods we sell in order to maintain our pricing advantage. If our competitors substantially lower their prices, we would be forced to lower our prices, which could adversely impact our margins and results of operations. In addition, the market price of the goods we sell can be influenced by general economic conditions. For example, if we experience a general deflation in the prices of the goods we sell, this would reduce our net sales and potentially adversely affect our operating income. Additionally, inflation can adversely affect us by increasing the costs of materials, labor and other costs. If we are unable to increase our prices to offset the effects of inflation, our business, results of operations and financial condition could be adversely affected.

Any harm to the reputation of our private label brands could have a material adverse effect on our results of operations.

We sell many products under our private label brands, Wellsley Farms® and Berkley Jensen®. Maintaining consistent product quality, competitive pricing and availability of these products is essential to developing and maintaining member loyalty to these brands. These products generally carry higher margins than manufacturer branded products of comparable quality carried in our clubs and represent a growing portion of our overall sales. If our private label brands experience a loss of member acceptance or confidence, our net sales and operating results could be adversely affected.

We may not be able to protect our intellectual property adequately, which, in turn, could harm the value of our brand and adversely affect our business.

We rely on our proprietary intellectual property, including trademarks, to market, promote and sell our products in our clubs. Our ability to implement our business plan successfully depends in part on our ability to build further brand recognition using our trademarks, service marks, proprietary products and other intellectual property, including our name and logos and the unique character and atmosphere of our clubs. We monitor and protect against activities that might infringe, dilute or otherwise violate our trademarks and other intellectual property, and rely on trademark and other laws of the United States.

We may be unable to prevent third parties from using our intellectual property without our authorization. To the extent we cannot protect our intellectual property, unauthorized use and misuse of our intellectual property could harm our competitive position and have a material adverse effect on our financial condition, cash flows or results of operations. Additionally, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets or other intellectual property.

Additionally, we cannot be certain that we do not, or will not in the future, infringe on the intellectual property rights of third parties. From time to time, we have been subject to claims of third parties that we have infringed upon their intellectual property rights and we face the risk of such claims in the future. Even if we are successful in these proceedings, any intellectual property infringement claims against us could be costly, time-consuming and harmful to our reputation, and could divert the time and attention of our management and other personnel, or result in injunctive or other equitable relief that may require us to make changes to our business, any of which could have a material adverse effect on our financial condition, cash flows or results of operations. With respect to any third-party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.

Our business is moderately seasonal and weak performance during one of our historically strong seasonal periods could have a material adverse effect on our operating results for the entire fiscal year.

Our business is moderately seasonal, with a meaningful portion of our sales dedicated to seasonal and holiday merchandise, resulting in the realization of higher portions of net sales, operating income and cash flows in the second and fourth fiscal quarters. Due to the importance of our peak sales periods, which include the spring and year-end holiday seasons, the second and fourth fiscal quarters have historically contributed, and are expected to continue to contribute, significantly to our operating results for the entire fiscal year. In anticipation of seasonal increases in sales activity during these periods, we incur significant additional expense prior to and during our peak seasonal periods, which we may finance with additional short-term borrowings. These expenses may include the acquisition of additional inventory, seasonal staffing needs and other similar items. As a result, any factors negatively affecting us during these periods, including adverse weather and unfavorable economic conditions, could have a material adverse effect on our results of operations for the entire fiscal year.

Implementation of technology initiatives could disrupt our operations in the near term and fail to provide the anticipated benefits.

As our business grows, we continue to make significant technology investments both in our operations and in our administrative functions. The costs, potential problems and interruptions associated with the implementation of technology initiatives could disrupt or reduce the efficiency of our operations in the near term. They may also require us to divert resources from our core business to ensure that implementation is successful. In addition, new or upgraded technology might not provide the anticipated benefits, in part because it might take longer than expected to realize the anticipated benefits, it may cost more than anticipated, and the technology might fail.

Inventory shrinkage could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, although it is possible that rates of inventory loss and theft in the future will exceed our estimates and that our measures will be ineffective in reducing our inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, for example as a result of increased use of self-checkout technologies, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with leasing substantial amounts of space.

We lease most of our retail properties, five of our eight company-operated distribution centers and our home office. The profitability of our business is dependent on operating our current club base with favorable margins, opening and operating new clubs at a reasonable profit, renewing leases for clubs in desirable locations and, if necessary, identifying and closing underperforming clubs. We enter leases for a significant number of our club locations for varying terms. Typically, a large portion of a club's operating expense is the cost associated with leasing the location.

We are typically responsible for taxes, utilities, insurance, repairs and maintenance for our leased retail properties. Our net lease cost for fiscal years 2022, 2021 and 2020 totaled $368.0 million, $340.3 million and $331.8 million, respectively. Our future minimum rental commitments for all operating leases in existence as of January 28, 2023 was $346.7 million for fiscal year 2023 and a total of $2.9 billion in aggregate for fiscal years 2024 through 2043. We expect that many of the new clubs we open will also be leased to us under operating leases, which will further increase our operating lease expenditures and require significant capital expenditures. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our senior secured asset based revolving credit and term facility (the "ABL Revolving Facility") or other sources, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business.

The operating leases for our retail properties, distribution centers and corporate office expire at various dates through fiscal year 2043. Several leases have renewal options for various periods of time at our discretion. When leases for our clubs with ongoing operations expire, we may be unable to negotiate renewals, either on commercially acceptable terms, or at all. Further, if we attempt to relocate a club for which the lease has expired, we may be unable to find a new location for that club on commercially acceptable terms or at all, and the relocation of a club might not be successful for other reasons. Any of these factors could cause us to close clubs in desirable locations, which could have an adverse impact on our results of operations.

Over time, current club locations may not continue to be desirable because of changes in demographics within the surrounding area or a decline in shopping traffic, including traffic generated by other nearby clubs or a general shift away from in-store to digital shopping. We may not be able to terminate a particular lease if or when we would like to do so. If we decide to close clubs, we are generally required to continue to pay rent and operating expenses for the balance of the lease term, which could be expensive. Even if we are able to assign or sublease vacated locations where our lease cannot be terminated, we may remain liable on the lease obligations if the assignee or sublessee does not perform.

Non-compliance with privacy and information security laws, especially as it relates to maintaining the security of member-related personal information, may damage our business and reputation with members, or result in our incurring substantial additional costs and becoming subject to litigation.

The collection, use and processing of individually identifiable data, including personal health information, by our business is regulated at the federal and state levels. New privacy and information security laws and regulations continue to be passed or proposed and interpretations of existing laws change. As such, compliance with them may result in cost increases due to necessary system changes and the development of new administrative processes and may add additional complexity to our operations, require additional investment of resources in compliance programs, impact our business strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies, as well as increase the risk of potential liability. If we fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged, possibly resulting in lost future business, and we could be subjected to additional legal or financial risk, including the imposition of fines or other penalties, as a result of non-compliance.

As most retailers and wholesale club operators do, we and certain of our service providers receive certain individually identifiable information, including personal health information, about our members. In addition, our online operations at bjs.com depend upon the secure transmission of confidential information over public networks. A compromise of our security systems or those of some of our business partners that results in our members' personal information being obtained by unauthorized persons could adversely affect our reputation with our members and others, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to the security of information systems and could result in a disruption of our operations.

Federal, state, regional and local laws and regulations relating to the cleanup, investigation, use, storage, discharge and disposal of hazardous materials, hazardous and non-hazardous wastes and other environmental matters could adversely impact our business, financial condition and results of operations.

We are subject to a wide variety of federal, state, regional and local laws and regulations relating to the use, storage, discharge and disposal of hazardous materials, hazardous and non-hazardous wastes and other environmental matters. Failure to comply with these laws could result in harm to our members, team members or others; significant costs to satisfy environmental compliance, remediation or compensatory requirements, private party claims; or the imposition of severe penalties or restrictions on operations by governmental agencies or courts, all of which could adversely affect our business, financial condition, cash flows and results of operations. In addition, the risk of substantial costs and liabilities, including for the investigation and remediation of past or present contamination at our current or former properties (whether or not caused by us), are inherent in our operations, particularly with respect to our gasoline stations. There can be no assurance that substantial costs and liabilities for an investigation and remediation of contamination will not be incurred.

Our e-commerce business faces distinct risks, such as website disruptions, security breaches, delivery delays and hardware and software failures, and our failure to successfully manage it could have a negative impact on our profitability.

As our e-commerce business grows, we increasingly encounter the risks and difficulties that internet-based businesses face. The successful operation of our e-commerce business, and our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depend on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our e-commerce business include, but are not limited to: uncertainties associated with our website, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, inadequate system capacity, computer viruses, human error, security breaches;

disruptions in telecommunications service or power outages; reliance on third parties for computer hardware and software and delivery of merchandise to our customers; rapid changes in technology; credit or debit card fraud and other payment processing related issues; changes in applicable federal and state regulations; liability for online content; cybersecurity and consumer privacy concerns and regulation; and reliance on third parties for same-day home delivery.

Problems in any of these areas could result in a reduction in sales; increased costs; sanctions or penalties; and damage to our reputation and brands. Personal information from our members may also be placed at risk through our use of outside vendors, which may have data security systems that differ from those that we maintain or are more vulnerable to breach. For example, in March 2018, our travel vendor informed us that the personal data of several hundred of our members had been compromised because of a data breach at Orbitz, which that vendor used as a platform for making online travel bookings. Further, if we invest substantial amounts in developing our e-commerce capabilities, these factors or others could prevent those investments from being effective.

In addition, we must keep up-to-date with competitive technology trends, including the use of new or improved technology, which may increase our costs and which may not increase sales or attract customers. If we are unable to allow real-time and accurate visibility into product availability when customers are ready to purchase, fulfill our customers' orders quickly and efficiently use the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers regardless of the ultimate sales channel or manage our online sales effectively, our ability to compete and our results of operations could be adversely affected.

Furthermore, if our e-commerce business successfully grows, it may do so in part by attracting existing customers, rather than new customers, who choose to purchase products from us online rather than from our physical locations, thereby detracting from the financial performance of our clubs.

We are subject to a number of risks because we import some of our merchandise.

We imported approximately 4% of our merchandise directly from foreign countries such as China, Vietnam, Bangladesh and India during fiscal year 2022. In addition, many of our domestic vendors purchase a portion of their products from foreign sources.

Foreign sourcing subjects us to a number of risks generally associated with doing business abroad, including lead times, labor issues, shipping and freight constraints, product and raw material issues, political and economic conditions, government policies, tariffs and restrictions, epidemics and natural disasters.

If any of these or other factors were to cause supply disruptions or delays, our inventory levels may be reduced or the cost of our products may increase unless and until alternative supply arrangements could be made. We may have limited advance warning of such a disruption, which could impair our ability to purchase merchandise from alternative sources, or alternative sources might not be available. Merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad. Any shortages of merchandise (especially seasonal and holiday merchandise), even if temporary, could result in missed opportunities, reducing our sales and profitability. It could also result in our customers seeking and obtaining the products in question from our competitors.

In addition, reductions in the value of the U.S. dollar or increases in the value of foreign currencies could ultimately increase the prices that we pay for our products. We have not hedged our currency risk in the past and do not currently anticipate doing so in the future. All of our products manufactured overseas and imported into the United States are subject to duties collected by U.S. Customs and Border Protection. Increases in these duties would increase the prices we pay for these products, and we may not be able to fully recapture these costs in our pricing to customers. Further, we may be subjected to additional tariffs or penalties if we or our suppliers are found to be in violation of U.S. laws and regulations applicable to the importation of our products (including, but not limited to, prohibitions against entering merchandise by means of material negligently-made false statements or omissions). To the extent that any foreign manufacturers from whom we purchase products directly or indirectly employ business practices that vary from those commonly accepted in the United States, we could be hurt by any resulting negative publicity or, in some cases, potential claims of liability.

Because of our international sourcing, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

We sourced approximately 4% of our merchandise abroad during fiscal year 2022. The U.S. Foreign Corrupt Practices Act and other similar laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, we cannot ensure that we will be successful in preventing our team members or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, cash flows and results of operations.

Factors associated with climate change could adversely affect our business.

We use natural gas, propane, diesel oil, refrigerants and electricity in our distribution and sale operations. Increased government regulations to limit carbon dioxide and other greenhouse gas emissions may result in increased compliance costs and legislation or regulation affecting energy inputs, which could materially affect our profitability. Climate change could affect our ability to procure needed commodities at costs and in the quantities that we currently experience. We also sell a substantial amount of gasoline, the demand for which could be impacted by concerns about climate change and which could face increased regulation Additionally, climate change may be associated with extreme weather conditions, such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, as well as rising sea levels.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial condition and results of operations.

We apply accounting principles and related pronouncements, implementation guidelines and interpretations to a wide range of matters that are relevant to our business, including, but not limited to self-insurance reserves, are highly complex and involve subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance.

Provisions for losses related to self-insured risks are generally based upon independent actuarial determined estimates. The assumptions underlying the ultimate costs of existing claim losses can be highly unpredictable, which can affect the liability recorded for such claims. For example, variability in health care cost inflation rates inherent in these claims can affect the amounts recognized. Similarly, changes in legal trends and interpretations, as well as changes in the nature and method of how claims are settled can impact ultimate costs. Although our estimates of liabilities incurred do not anticipate significant changes from historical trends for these variables, any changes could have a considerable effect upon future claim costs and currently recorded liabilities and could materially impact our consolidated financial statements.

Goodwill and identifiable intangible assets represent a significant portion of our total assets, and any impairment of these assets could adversely affect our results of operations.

Our goodwill and indefinite-lived intangible assets, which consist of goodwill and our trade name, represented a significant portion of our total assets as of January 28, 2023. Accounting rules require the evaluation of our goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Such indicators are based on market conditions and the operational performance of our business.

To test goodwill for impairment, we may initially use a qualitative approach to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If our management concludes, based on its assessment of relevant events, facts and circumstances, that it is more likely than not that a reporting unit's carrying value is greater than its fair value, then a quantitative analysis will be performed to determine if there is any impairment. We may initially also elect to perform a quantitative analysis. We estimate the reporting unit's fair value by estimating the future cash flows of the reporting units to which the goodwill relates, and then we discount the future cash flows at a market-participant-derived weighted-average cost of capital. The estimates of fair value of the reporting unit is based on the best information available as of the date of the assessment. If the carrying value of the reporting unit exceeds its estimated fair value, then goodwill is impaired and is written down to the implied fair value amount.

To test our other indefinite-lived asset, our trade name, for impairment, we determine the fair value of our trade name using the relief-from-royalty method, which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over its remaining useful life. If, in conducting an impairment evaluation, we determine that the carrying value of an asset exceeded its fair value, we would be required to record a non-cash impairment charge for the difference between the carrying value and the fair value of the asset.

If a significant amount of our goodwill and identifiable intangible assets was deemed to be impaired, our business, financial condition and results of operations could be materially adversely affected.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

We are a holding company and do not have any material assets or operations other than ownership of the equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends, if any, is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from operations to allow us and them to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. We cannot assure our stockholders that the cash flow and earnings of our operating subsidiaries will be adequate for our subsidiaries to service their debt obligations. If our subsidiaries do not generate sufficient cash flow from operations to satisfy corporate obligations, we may have to undertake alternative financing plans (such as refinancing), restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. We cannot assure our stockholders that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our obligations, or to refinance our obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we and our subsidiaries may incur substantial additional indebtedness in the future that may severely restrict or prohibit our subsidiaries from making distributions, paying dividends, if any, or making loans to us.

Risks Relating to Our Indebtedness

We face risks related to our indebtedness.

As of January 28, 2023, our total outstanding long-term debt was $447.9 million. Our leverage could expose us to interest rate risk associated with our variable rate debt and prevent us from meeting our obligations under our ABL Revolving Facility and senior secured first lien term loan facility. Our indebtedness could have important consequences to us, including: limiting our ability to deduct interest in the taxable period in which it is incurred in light of the Tax Cuts and Jobs Act and exposing us to the risk of increased interest rates as substantially all of our borrowings are at variable rates.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations under our indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in the credit agreements governing our ABL Facility and First Lien Term Loan.

The ABL Revolving Facility and First Lien Term Loan impose significant operating and financial restrictions on us and our subsidiaries that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The credit agreements governing our ABL Revolving Facility and First Lien Term Loan contain covenants that restrict our, and our subsidiaries' ability to take various actions, such as: incur or guarantee additional indebtedness or issue certain disqualified or preferred stock; pay dividends or make other distributions on, or redeem or purchase, any equity interests or make other restricted payments; make certain acquisitions or investments; create or incur liens; transfer or sell assets; incur restrictions on the payments of dividends or other distributions from our restricted subsidiaries; alter the business that we conduct; enter into transactions with affiliates; and consummate a merger or consolidation or sell, assign, transfer, lease or otherwise dispose of all or substantially all of our assets.

The restrictions in the credit agreements governing our ABL Revolving Facility and First Lien Term Loan also limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, enter into acquisitions or to engage in other business activities that could be in our interest.

In addition, our ability to borrow under the ABL Revolving Facility is limited by the amount of our borrowing base. Any negative impact on the elements of our borrowing base, such as accounts receivable and inventory could reduce our borrowing capacity under the ABL Revolving Facility.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory, tax and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business financial condition and results of operations could be materially adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. The terms of our existing or future debt agreements, including the First Lien Term Loan and the ABL Revolving Facility, may also restrict us from affecting any of these alternatives. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. Our ABL Revolving Facility is scheduled to mature on July 28, 2027 and our First Lien Term Loan Facility is scheduled to mature on February 3, 2027. See "Liquidity and Capital Resources." If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, it could have a material adverse effect on our business, financial condition and results of operations.

The discontinuation of LIBOR and the replacement of LIBOR with an alternative reference rate may adversely affect our borrowing costs and could impact our business and results of operations.

We expect that all LIBOR settings relevant to us will cease to be published or will no longer be representative after June 30, 2023. The discontinuation of LIBOR will not affect our ability to borrow or maintain already outstanding borrowings or hedging transactions, but as our contracts indexed to LIBOR are converted to Secured Overnight Financing Rate ("SOFR"), the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest or hedging costs that are higher than if LIBOR remained available. Additionally, though SOFR is the recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR's end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. As of January 28, 2023, each of the agreements governing our variable rate debt transitioned to SOFR.

Risks Relating to Ownership of our Common Stock

The market price of our common stock may fluctuate significantly.

The market price of our common stock depends on various factors that may be unrelated to our operating performance or prospects. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. A number of factors could negatively affect, or result in fluctuations in, the price or trading volume of our common stock, including: quarterly variations in our operating results compared to market expectations; changes in the preferences of our customers; low comparable club sales growth compared to market expectations; delays in the planned openings of new clubs; the failure of securities analysts to cover the Company or changes in financial estimates by the analysts who cover us, our competitors or the grocery or retail industries in general and the wholesale club segment in particular; economic, legal and regulatory factors unrelated to our performance; changes in consumer spending or the housing market; or increased competition or stock price performance of our competitors.

As a result of these factors, you may not be able to resell your shares at or above the price at which you purchased them. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market fluctuations, as well as general economic, political and market conditions, such as recessions or interest rate changes, may significantly reduce the market price of the common stock, regardless of our operating performance. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could result in substantial costs and divert resources and our management's attention from other business concerns, regardless of the outcome of such litigation.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We cannot guarantee that we will repurchase our common stock pursuant to our share repurchase program or that our share repurchase program will enhance long-term stockholder value. Share repurchases could also increase the volatility of the price of our common stock and could diminish our cash reserves.

The timing and amount of repurchases of shares of our common stock, if any, will depend upon several factors, including market and business conditions, the trading price of our common stock, our cost of capital and the nature of other investment opportunities. The Inflation Reduction Act of 2022 imposes a non-deductible 1% excise tax on the fair market value of stock repurchases, net of stock issuances, commencing in 2023 that exceed $1 million in a taxable year, which will make our share repurchase program more expensive to us. Our share repurchase program may be limited, suspended or discontinued at any time without prior notice. In addition, repurchases of our common stock pursuant to our share repurchase program could affect our stock price and increase its volatility. The existence of our share repurchase program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so and short-term stock price fluctuations could reduce the effectiveness of the program. Our share repurchase program may be suspended or terminated at any time without notice.

If securities or industry analysts do not publish or cease publishing research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock depends in part on the research and reports that third-party securities analysts publish about us and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about us or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the Delaware General Corporation Law (the "DGCL"), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include: allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board of directors the sole power to fill any vacancy on the board; limiting the ability of stockholders to remove directors without cause; authorizing the issuance of "blank check" preferred stock by our board of directors, without further stockholder approval, to thwart a takeover attempt; prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders); eliminating the ability of stockholders to call a special meeting of stockholders; establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings; requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our certificate of incorporation or bylaws; and electing not to be governed by Section 203 of the DGCL.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for other stockholders to elect directors of their choosing and cause us to take corporate actions other than those our stockholders desire.

We are exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are required to comply with Section 404 of the Sarbanes-Oxley Act, which requires management assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures. If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements, restrict access to capital markets and adversely impact our stock price.

We do not currently expect to pay any cash dividends.

We currently anticipate that we will retain future earnings for the operation and expansion of our business and do not expect to pay any cash dividends on shares of our common stock in the foreseeable future. We are a holding company, and substantially all of our operations are carried out by our operating subsidiaries. Any inability on the part of our subsidiaries to make payments to us could have a material adverse effect on our business, financial condition and results of operations. Under our ABL Revolving Facility and First Lien Term Loan, our operating subsidiaries are significantly restricted in their ability to pay dividends or otherwise transfer assets to us, and we expect these limitations to continue in the future. Our ability to pay dividends may also be limited by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Stockholders seeking cash dividends in the foreseeable future should not purchase our common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under any provisions of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. This forum selection provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Exchange Act. As a stockholder in our Company, you are deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit your ability to obtain a favorable judicial forum for disputes with us.

General Risk Factors

Our success depends on our ability to attract and retain a qualified management team and other team members while controlling our labor costs.

We are dependent upon several key management and other team members. If we were to lose the services of one or more of our key team members, this could have a material adverse effect on our operations. Our continued success also depends upon our ability to attract and retain highly qualified team members to meet our future growth needs while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including healthcare costs and prevailing wage rates, which may be affected by, among other factors, competitive wage pressure, minimum wage laws and general economic conditions. If we experience competitive labor markets, either regionally or in general, we may have to increase our wages in order to attract and retain highly qualified team members, which could increase our selling, general and administrative expenses ("SG&A") and adversely affect our operating income. We compete with other retail and non-retail businesses for these employees and invest significant resources in training them. There is no assurance that we will be able to attract or retain highly qualified team members to operate our business.

Insurance claims could adversely impact our results of operations.

We use a combination of insurance and self-insurance plans to provide for potential liability for workers' compensation, general liability, property, cyber, trucking liability, fiduciary liability and employee and retiree health care. Liabilities associated with the risk retained by the Company are estimated based on historical claims experience and other actuarial assumptions believed to be reasonable under the circumstances. Our results of operations could be adversely impacted if actual future occurrences and claims differ from our assumptions and historical trends.

Certain legal proceedings could adversely impact our results of operations.

We are involved in a number of legal proceedings involving employment issues, personal injury, product liability, consumer matters, intellectual property claims and other litigation. Certain of these lawsuits, if decided adversely to us or settled by us, may result in material liability. See the notes to our audited financial statements included elsewhere in this Annual Report on Form 10-K for additional information. Further, we are unable to predict whether unknown claims may be brought against us that could become material.

We could be subject to additional income tax liabilities.

We compute our income tax provision based on enacted federal and state tax rates. As tax rates vary among jurisdictions, a change in earnings attributable to the various jurisdictions in which we operate could result in an unfavorable change in our overall tax provision. Additionally, changes in the enacted tax rates, adverse outcomes in tax audits, including potential future transfer pricing disputes, or any change in the pronouncements relating to accounting for income taxes could have a material adverse effect on our financial condition and results of operations.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company's current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower or party to any such instruments with SVB or any other financial institution currently in receivership, if any of our lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

The results of or concerns with events like this could include a variety of material and adverse impacts on the Company and its customers and suppliers. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding generally or our or our customers or suppliers access to cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating demands or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We operated 235 warehouse club locations as of January 28, 2023, of which 200 are leased under long-term leases and 15 are owned. We own the buildings at the remaining 20 locations, which are subject to long-term ground leases. A listing of the number of Company locations in each state is shown under Part I. "Item 1. Business."

The Company's leases require long-term rental payments subject to various adjustments. Generally, the Company is required to pay insurance, real estate taxes and other operating expenses and, in some cases, additional rentals based on a percentage of sales in excess of certain thresholds, or other factors. Many of the leases require escalating payments during the lease term. Rent expense for such leases is recognized on a straight-line basis over the lease term. The initial primary term of the Company's operating leases for properties ranges from 2 to 44 years, with most of these leases having an initial term of approximately 20 years. The initial primary term of the Company's finance leases for properties is 20 years.

We transitioned to a new home office in Marlborough, Massachusetts in fiscal year 2022. The home office, which is referred to as our "Club Support Center" occupies a total of 188,000 square feet. The lease expires on August 31, 2042. We terminated the lease on our prior home office in Westborough, Massachusetts in January of fiscal year 2022. We incurred costs in connection with the termination of the lease, including a termination charge of $7.5 million.

We operate three cross-dock distribution centers for non-perishable items and also have four perishable item distribution centers which were acquired from Burris Logistics in the second quarter of fiscal year 2022. Our cross-dock distribution centers for non-perishable items are leased under lease agreements expiring between 2031 and 2033, and range between 480,000 and 630,000 square feet in size. One of the perishable distribution centers is leased under an lease agreement expiring October 31, 2028 and the remaining three facilities are owned. The perishable distribution centers range between 114,000 and 290,000 square feet in size.

We operate another cross-dock distribution center primarily for Business-to-Business transactions, which occupies a total of 100,000 square feet. Our lease agreement for this center expires in 2029.

See Note 4, "Leases" of our consolidated financial statements included in this Annual Report on Form 10-K for additional information with respect to our leases.

Item 3. Legal Proceedings

We are subject to various litigation, claims and other proceedings that arise from time to time in the ordinary course of business. We believe these actions are routine and incidental to the business. While the outcome of these actions cannot be predicted with certainty, management does not believe that any will have a material adverse impact on our business.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the NYSE under the symbol "BJ". As of the end of business on March 8, 2023, the trading price of our common stock closed at $74.31 per share.

Holders

As of March 8, 2023, there were approximately five record holders of our common stock. This number does not include beneficial owners whose shares were held in street name.

Dividends

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business and the repayment of debt or repurchase of common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.

Performance Graph

The following graph illustrates a comparison of the total cumulative return on our common stock with the total cumulative return for (i) the S&P 500 Index and (ii) the S&P 500 Retail Index for the period from June 28, 2018 (the date our common stock commenced trading on the NYSE) through January 28, 2023. The graph assumes an investment of $100 in our common stock and in each index at market close on June 28, 2018 and the reinvestment of all dividends. The comparisons in the table are not intended to forecast or be indicative of possible future performance of our common stock.



Performance Graph

	June 28, 2018 [1]	February 2, 2019	February 1, 2020	January 30, 2021	January 29, 2022	January 28, 2023
BJ's Wholesale Club, Inc.	$ 100.00	$ 120.32	$ 93.27	$ 191.23	$ 263.32	$ 316.82
S&P 500	100.00	99.64	118.75	136.74	163.16	149.86
S&P 500 Retail	100.00	95.22	113.80	159.89	168.32	138.20

[1] The Company commenced trading on June 28, 2018 and such date is presented as the starting point above.

Issuer Purchases of Equity Securities

The following table sets forth information on our common stock repurchase activity for the fourth quarter of 2023:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Be Purchased Under the Plans of Programs [1]
October 30, 2022 - November 26, 2022	118,437 [2]	$ 75.93	115,000	$ 353,755,435
November 27, 2022 - December 31, 2022	486,383	68.65	486,383	320,367,469
January 1, 2023 - January 28, 2023	25,000	66.67	25,000	318,700,744
Total	629,820	$ 69.94	626,383	$ 318,700,744

[1] On November 16, 2021, the Company's board of directors approved a new share repurchase program (the "2021 Repurchase Program"), effective immediately, that allows the Company to repurchase up to $500.0 million of its outstanding common stock. The 2021 Repurchase Program expires in January 2025.

(2) Includes 3,437 shares of common stock surrendered to the Company by team members to satisfy their tax withholding obligations in connection with the vesting of restricted stock awards. See Note 9 "Stock Incentive Plans" in the Notes to Audited Consolidated Financial Statements included in this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of January 28, 2023, regarding our common stock that may be issued under the BJ’s Wholesale Club Holdings, Inc. 2018 Incentive Award Plan (the "2018 Incentive Award Plan"), the Fourth Amended and Restated 2011 Stock Option Plan of BJ’s Wholesale Club Holdings, Inc. (f/k/a Beacon Holding Inc.), as amended (the "2011 Stock Option Plan"), the 2012 Director Stock Option Plan of BJ’s Wholesale Club Holdings, Inc. (f/k/a Beacon Holding Inc.), as amended (the "2012 Director Stock Option Plan") and the BJ’s Wholesale Club Holdings, Inc. Employee Stock Purchase Plan (the "ESPP").

Plan category:	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders			
2018 Incentive Award Plan (1)	2,593,352 (2)	$ 13.85 (3)	5,317,455
2011 Stock Option Plan	60,141	6.70	—
2012 Director Stock Option Plan	11,813	7.00	—
ESPP (4)	—		2,038,158 (5)
Total equity compensation plans approved by stockholders	2,665,306		7,355,613
Equity compensation plans not approved by stockholders	—		—
Total equity compensation plans approved and not approved by stockholders	2,665,306		7,355,613

(1) In connection with our IPO, we adopted the 2018 Incentive Award Plan and will not make future grants or awards under the 2011 Stock Option Plan or the 2012 Director Stock Option Plan. The shares available for grant under the 2018 Incentive Award Plan includes 985,369 shares of common stock that, as of July 2, 2018, remained available for issuance, collectively, under the 2011 Stock Option Plan and the 2012 Director Stock Option Plan.

(2) Includes (i) 23,884 shares of common stock issuable pursuant to restricted stock units outstanding, (ii) 1,716,065 shares of common stock issuable upon the exercise of outstanding options, and (iii) 853,403 shares of common stock issuable pursuant to performance stock units as of January 28, 2023.

(3) Because there is no exercise price associated with the restricted stock units and performance stock units, such units are not included in the weighted-average exercise price calculation.

(4) Does not include purchase rights accruing under the ESPP because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.

(5) The aggregate number of shares of common stock reserved for issuance under our ESPP is equal to the sum of (i) 973,014 shares and (ii) an annual increase on the first day of each calendar year beginning in 2019 and ending in 2028 equal to the lesser of (A) 486,507 shares, (B) 0.5% of the shares outstanding (on an as converted basis) on the last day

of the immediately preceding fiscal year and (C) such smaller number of shares as determined by the board of directors.

Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to promote understanding of the results of operations and financial condition of the Company and MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and related notes thereto included in Item 8 in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in "Item 1A. Risk Factors".

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to the last day of January. Accordingly, references herein to "fiscal year 2022", "fiscal year 2021" and "fiscal year 2020" relate to the 52 weeks ended January 28, 2023, January 29, 2022 and January 30, 2021, respectively.

Overview

BJ's Wholesale Club is a leading warehouse club operator concentrated primarily on the eastern half of the United States. We deliver significant value to our members, consistently offering 25% or more savings on a representative basket of manufacturer-branded groceries compared to traditional supermarket competitors. We provide a curated assortment focused on perishable products, continuously refreshed general merchandise, gasoline and other ancillary services, coupons, and promotions to deliver a differentiated shopping experience that is further enhanced by our digital capabilities.

Since pioneering the warehouse club model in New England in 1984, and as of the date of this filing, we have grown our footprint to 237 large-format, high volume warehouse clubs and 165 gas stations spanning 18 states. In our New England markets, which have high population density and generate a disproportionate part of U.S. GDP, we operate more than three times the number of clubs compared to the next largest warehouse club competitor. In addition to shopping in our clubs, members are able to shop when and how they want through our website, bjs.com, and our highly rated mobile app, which allows them to use our BOPIC service, curbside delivery, same-day home delivery or traditional ship-to-home service, as well as through the DoorDash and Instacart marketplaces where members receive preferential pricing by linking their membership. We also launched Same-Day Select in the first quarter of fiscal year 2022, which offers BJ's members the ability to pay a one-time fee for either unlimited or twelve same-day grocery deliveries over a one-year period.

Our leadership team continues to focus on transforming how we use data to improve member experience, instilling a culture of cost and capital discipline, adopting a more proactive approach to growing our membership base and building an omnichannel offering oriented towards making shopping at BJ's more convenient. These changes continue to deliver results rapidly, evidenced by year-over-year income from continuing operations growth, consecutive quarter comparable club sales growth and adjusted EBITDA growth over the last four years.

Our goal is to offer our members significant value and a meaningful return in savings on their annual membership fee. We have more than six and a half million members paying annual fees to gain access to savings on groceries and general merchandise and services. The annual membership fee for our Club Card (formerly Inner Circle®) membership is generally $55, and the annual membership fee for our BJ's Club+ (formerly Perks Rewards®) membership, which offers additional value-enhancing features, is generally $110. We believe that members can save over ten times their $55 Club Card membership fee versus what they would otherwise pay at traditional supermarket competitors when they spend $2,500 or more per year at BJ's on manufacturer-branded groceries. In addition to providing significant savings on a representative basket of manufacturer-branded groceries, we accept all manufacturer coupons and also carry our own exclusive brands that enable members to save on price without compromising on quality. Our two private label brands, Wellsley Farms® and Berkley Jensen®, represent over $3.7 billion in annual sales, and are the largest brands we sell in terms of volume. Our customers recognize the relevance of our value proposition across economic environments, as demonstrated by over 20 consecutive years of membership fee income growth. Our membership fee income was $396.7 million for fiscal year 2022.

Our business is moderately seasonal in nature. Historically, our business has generally realized a slightly higher portion of net sales, operating income and cash flows from operations in the second and fourth fiscal quarters, attributable primarily to the impact of the summer and year-end holiday season, respectively. Our quarterly results have been, and will continue to be, affected by the timing of new club openings and their associated pre-opening expenses. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

On May 2, 2022, we completed the Acquisition, which brought substantially all of our end-to-end perishable supply chain in-house. The Company financed the purchase price with a combination of available cash and borrowings under the Company's revolving credit facility.

Factors Affecting Our Business

Overall economic trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending in our clubs, while economic weakness, which generally results in a reduction of customer spending, may have a different or more extreme effect on spending at our clubs. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, changes to the Supplemental Nutrition Assistance Program (SNAP), government stimulus programs, tax legislation, business conditions, changes in the housing market, the availability of credit, interest rates, tax rates and fuel and energy costs. In addition, unemployment rates and benefits may cause us to experience higher labor costs.

Size and loyalty of membership base

The membership model is a critical element of our business. Members drive our results of operations through their membership fee income and their purchases. The majority of members renew within six months following their renewal date. Therefore, our renewal rate is a trailing calculation that captures renewals during the period seven to eighteen months prior to the reporting date. We have grown our membership fee income each year for the past two decades. Our membership fee income totaled $396.7 million in fiscal year 2022. Our tenured membership renewal rate, a key indicator of membership engagement, satisfaction and loyalty, was 90% at the end of fiscal year 2022.

Effective sourcing and distribution of products and consumer demands

Our net sales and gross profit are affected by our ability to purchase our products in sufficient quantities at competitive prices. Recently, we have experienced challenges in the global supply chain, which we expect to continue for the foreseeable future. Further, our ability to maintain our appeal to existing customers and attract new customers primarily depends on our ability to originate, develop and offer a compelling product assortment responsive to customer preferences. As a result, our level of net sales could be adversely affected due to constraints in our supply chain, including our inability to procure and stock sufficient quantities of some merchandise in a manner that is able to match market demand from our customers.

Infrastructure investment

Our historical operating results reflect the impact of our ongoing investments to support our growth. We have made significant investments in our business that we believe have laid the foundation for continued profitable growth. We believe that expanding our club footprint, bringing substantially all of our end-to-end perishable supply chain in-house with the Acquisition, and enhancing our information systems, including our distribution center and transportation management system, and investing in hardware and digitally enabled shopping capabilities for convenience, such as BOPIC, curbside pickup, and same-day home delivery will enable us to replicate our profitable club format and provide a differentiated shopping experience. We expect these infrastructure investments to support our successful operating model across our club operations.

Gasoline prices

The market price of gasoline impacts our net sales and comparable club sales, and large fluctuations in the price of gasoline may produce a short-term impact on our margins. Retail gasoline prices are driven by daily crude oil and wholesale commodity market changes and are volatile, as they are influenced by factors that include changes in demand and supply of oil and refined products, global geopolitical events, regional market conditions and supply interruptions caused by severe weather conditions. Typically, the change in crude oil prices impacts the purchase price of wholesale petroleum fuel products, which in turn impacts retail gasoline prices at the pump. During times when prices are particularly volatile, differences in pricing and procurement strategies between the Company and its competitors may lead to temporary margin contraction or expansion, depending on whether prices are rising or falling, and this impact could affect our overall results for a fiscal quarter.

In addition, the relative level of gasoline prices from period to period may lead to differences in our net sales between those periods. Further, because we generally attempt to maintain a fairly stable gross profit per gallon, this variance in net sales, which may be substantial, may or may not have a significant impact on our operating income.

Inflation and deflation trends

Our financial results can be directly impacted by substantial increases in product costs due to commodity cost increases or general inflation, which could lead to a reduction in our sales, as well as greater margin pressure, as costs may not be able to be passed on to consumers. Changes in commodity prices and general inflation have impacted several categories of our business. Recent inflationary pressures can be attributed a several macro economic factors including supply chain disruptions, government stimulus, interest rates, and other factors which were further complicated by the COVD-19 pandemic and the ongoing conflict in Ukraine. In response to increasing commodity prices or general inflation, we seek to minimize the impact of such events by sourcing our merchandise from different vendors, changing our product mix or increasing our pricing when necessary.

Results of Operations

Information pertaining to fiscal year 2021 was included in the Company's Annual Report on Form 10-K for the year ended January 29, 2022 in Part II, Item 7, "Management's Discussion and Analysis of Financial Position and Results of Operations," which was filed with the SEC on March 17, 2022.

The following tables summarize key components of our results of operations for the periods indicated:

Statement of Operations Data (dollars in thousands):	Fiscal Year Ended	
	January 28, 2023	January 29, 2022
Net sales	$ 18,918,435	$ 16,306,365
Membership fee income	396,730	360,937
Total revenues	19,315,165	16,667,302
Cost of sales	15,883,677	13,588,612
Selling, general and administrative expenses	2,668,569	2,446,465
Pre-opening expenses	24,933	14,902
Operating income	737,986	617,323
Interest expense, net	47,462	59,444
Income from continuing operations before income taxes	690,524	557,879
Provision for income taxes	176,262	131,119
Income from continuing operations	514,262	426,760
Loss from discontinued operations, net of income taxes	(1,085)	(108)
Net income	$ 513,177	$ 426,652
Operational Data:		
Total clubs at end of period	235	226
Comparable club sales	13.4 %	6.5 %
Merchandise comparable club sales	6.5 %	(0.5) %
Adjusted EBITDA	$ 1,038,133	$ 879,550
Free cash flow	417,628	527,144
Membership renewal rate	90 %	89 %

Fiscal Year 2022 Compared to Fiscal Year 2021

Net Sales

Net sales are derived from direct retail sales to customers in our clubs and online, net of merchandise returns and discounts. Growth in net sales is impacted by opening new clubs and increases in comparable club sales, which may be impacted by inflation.

Net sales for fiscal year 2022 were $18.9 billion, a 16.0% increase from net sales reported for fiscal year 2021 of $16.3 billion. The increase was due primarily to a 13.4% increase in comparable club sales and incremental sales from new clubs opened over the past two years.

Comparable Club Sales and Merchandise Comparable Club Sales

We believe net sales is an important driver of our profitability, particularly comparable club sales. Comparable sales growth is a function of increasing shopping frequency from new and existing members and the amount they spend on each visit. Sales comparisons can be influenced by certain factors that are beyond our control such as changes in the cost of gasoline and macro-economic factors such as inflation. The higher comparable club sales, the more we can leverage certain of our selling, general, and administrative ("SG&A") expenses, reducing them as a percentage of sales and enhancing profitability.

	Fiscal Year Ended January 29, 2022
Comparable club sales	13.4 %
Less: Contribution from gasoline sales	6.9 %
Merchandise comparable club sales	6.5 %

Merchandise comparable club sales increased 6.5% in fiscal year 2022. The increase was driven by an increase in sales of groceries of 8.6%, which comprises approximately 85% of merchandise comparable club sales; offset by a decrease in sales of general merchandise and services of approximately 3.8%.

In grocery, sales increased in the beverages, snack, dairy and fresh poultry. In general merchandise and services, sales decreased primarily in electronics and were strongest in paper, food storage, and self-care sundries.

Membership fee income

Our membership structure is key to our business and we continue to see growth in the size and quality of our membership base, primarily driven by renewals and favorable membership mix. Higher-tier membership penetration has increased year-over-year. This group consists of our most loyal members with the highest lifetime value.

Membership fee income was $396.7 million in fiscal year 2022, compared to $360.9 million in fiscal year 2021, a 9.9% increase. The growth in membership fee income was due to successful member acquisition efforts as well as tenured member renewals, improving our renewal rate to 90%, increasing higher tier membership penetration and improving the quality of memberships.

Cost of sales

Cost of sales consists primarily of the direct cost of merchandise and gasoline sold at our clubs, including costs associated with operating our distribution centers, including payroll, payroll benefits, occupancy costs and depreciation; freight expenses associated with moving merchandise from vendors to our distribution centers and from distribution centers to our clubs, and vendor allowances, rebates and cash discounts. We continue to experience inflation across most categories and have invested in certain categories to preserve our member value proposition.

Cost of sales was $15.9 billion, or 84.0% of net sales, in fiscal year 2022, compared to $13.6 billion, or 83.3% of net sales, in fiscal year 2021. The approximate 0.6% increase as a percentage of net sales was primarily driven by higher penetration of gas sales. Merchandise gross margin rate decreased approximately 20 basis points over fiscal year 2021. While merchandise margins benefited from strong sales performance, margins were impacted by increased supply chain costs as well as investments in inflationary categories and markdowns in general merchandise inventory.

Selling, general, and administrative expenses

SG&A consists of various expenses related to supporting and facilitating the sale of merchandise in our clubs, including the following: payroll and payroll benefits for team members; rent, depreciation and other occupancy costs for retail and corporate locations; advertising expenses; tender costs, including credit and debit card fees; amortization of intangible assets; and consulting, legal, insurance, acquisition and integration costs, and other professional services expenses.

SG&A includes both fixed and variable components and, therefore, is not directly correlated with net sales. We expect that our SG&A will increase in future periods due to investments to spur comparable club sales growth and our expanding footprint as we open new clubs. In addition, any future increases in wages, stock options or other stock-based grants or modifications will increase our SG&A expenses.

SG&A expenses were $2.7 billion, or 14.1% of net sales, in fiscal year 2022, compared to $2.4 billion, or 15.0% of net sales, in fiscal year 2021. The year-over-year increase in SG&A was primarily driven by increased labor and occupancy costs as a result of new club and gas station openings, as well as incremental costs related to the transition of the Company's new club support center and other variable costs related to company growth and continued investments to drive strategic priorities.

Pre-opening expenses

Pre-opening expenses include startup costs for new clubs. Expenses will vary based on the number of new club openings, geography of the club, and whether the club is owned or leased, and timing of the opening relative to our fiscal year end.

Pre-opening expenses were $24.9 million in fiscal year 2022, compared to $14.9 million in fiscal year 2021. Pre-opening expenses for fiscal year 2022 increased due to the timing and increase in new club openings year-over-year with nine new clubs opened in fiscal year 2022 compared to five in fiscal year 2021.

Interest expense, net

Interest expense, net was $47.5 million for fiscal year 2022, compared to $59.4 million for fiscal year 2021. Interest expense, net for fiscal year 2022 included interest expense of $37.5 million related to debt service on outstanding borrowings and $3.3 million of fees and write-offs of deferred financing costs and original issue discounts associated with the partial prepayment and amendment of our First Lien Term Loan. Additionally, interest expense included $2.8 million of amortization expense on deferred financing costs and original issue discounts on our outstanding borrowings, $0.2 million of reclassified unrealized gains on interest rate swap agreements and $4.1 million of other interest charges.

Interest expense, net for fiscal year 2021 included interest expense of $45.1 million related to debt service on outstanding borrowings and $0.7 million of fees and write-offs of deferred financing costs and original issue discounts associated with the partial prepayments of our First Lien Term Loan. Additionally, interest expense included $3.4 million of amortization expense on deferred financing costs and original issue discounts on our outstanding borrowings, $6.3 million of reclassified unrealized losses on interest rate swap agreements and $3.9 million of other interest charges.

Provision for income taxes

The Company's effective income tax rate from continuing operations was 25.5% for fiscal year 2022 and 23.5% for fiscal year 2021. The increase in the effective tax rate is primarily due to higher pre-tax book income and lower excess tax benefits on stock-based compensation in fiscal 2022 compared to fiscal 2021.

Use of Non-GAAP Financial Measures

The accompanying Consolidated Financial Statements, including the related notes, are presented in accordance with generally accepted accounting principles ("GAAP"). In addition to relevant GAAP measures we also provide non-GAAP measures, including adjusted EBITDA, comparable club sales, free cash flow, adjusted net income and adjusted net income per diluted share because management believes these metrics are useful to investors and analysts by excluding items that we do not believe are indicative of our core operating performance. These measures are customary for our industry and commonly used by competitors. These non-GAAP financial measures should not be reviewed in isolation or considered as an alternative to any other performance measure derived in accordance with GAAP and should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, adjusted EBITDA, comparable club sales, free cash flow, adjusted net income and adjusted net income per diluted share may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Adjusted EBITDA

Adjusted EBITDA is defined as income from continuing operations before interest expense, net, provision for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including stock-based compensation expense; pre-opening expenses; non-cash rent; acquisition and integration costs; home office transition costs; reduction-in-force severance, and other adjustments, net. The following is a reconciliation of our income from continuing operations to Adjusted EBITDA and Adjusted EBITDA as a percentage of net sales for the periods presented:

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
(In thousands)			
Income from continuing operations	$ 514,262	$ 426,760	$ 421,182
Interest expense, net	47,462	59,444	84,385
Provision for income taxes	176,262	131,119	136,825
Depreciation and amortization	200,934	180,547	167,454
Stock-based compensation expense	42,617	53,837	32,150
Pre-opening expenses [1]	24,933	14,902	9,809
Non-cash rent [2]	3,991	5,594	4,942
Acquisition and integration costs [3]	12,324	3,504	—
Home office transition costs [4]	14,706	552	—
Reduction-in-force severance [5]	—	2,300	—
Other adjustments, net [6]	642	991	745
Adjusted EBITDA	$ 1,038,133	$ 879,550	$ 857,492
Adjusted EBITDA as a percentage of net sales	5.5 %	5.4 %	5.7 %

[1] Represents direct incremental costs of opening or relocating a facility that are charged to operations as incurred.

[2] Represents an adjustment to remove the non-cash portion of rent expense.

[3] Represents costs related to the Acquisition and integration of assets of Burris Logistics, including due diligence, legal, and other consulting expenses.

[4] Represents incremental rent expense, termination fee, other non-recurring lease costs and write-off of impaired assets as the Company transitions home office locations in fiscal 2022.

[5] Represents severance charges associated with labor reductions from the realignment of our field operations in fiscal year 2021.

[6] Other non-cash items, including non-cash accretion on asset retirement obligations and obligations associated with our post-retirement medical plan.

Comparable Club Sales and Merchandise Comparable Club Sales

Comparable club sales, also known as same-store sales, includes all clubs that were open for at least 13 months at the beginning of the period and were in operation during the entirety of both periods being compared, including relocated clubs and expansions.

Comparable club sales allow us to evaluate how our club base is performing by measuring the change in period-over-period net sales in clubs that have been open for the applicable period. Various factors affect comparable club sales, including consumer preferences and trends, product sourcing, promotional offerings and pricing, customer experience and purchase amounts, weather and holiday shopping period timing and length.

Merchandise comparable club sales represents comparable club sales from all merchandise other than our gasoline operations for the applicable period. Refer to "Results of Operations" above for further discussion of comparable club sales and merchandise comparable club sales.

Adjusted Net Income

The adjusted net income and adjusted net income per diluted share metrics are important measures used by management to compare the performance of core operating results between periods. We define adjusted net income as net income as reported adjusted for: stock-based compensation related to acceleration of stock awards; acquisition and integration costs; home office transition costs; loss on termination and impairment on discontinued operations club lease; gain/loss on cash flow hedge; charges related to debt payments; severance charges; and the tax impact of the foregoing adjustments on net income. We define adjusted net income per diluted share as adjusted net income divided by the weighted-average diluted shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful metrics to investors and analysts because they present more accurate year-over-year comparisons for our net income and net income per diluted share because adjusted items are not the result of our normal operations.

	Fiscal Year Ended		
	January 28, 2023	**January 29, 2022**	**January 30, 2021**
Net income as reported	$ 513,177	$ 426,652	$ 421,030
Adjustments:			
Stock-based compensation related to acceleration of stock awards [1]	—	17,494	—
Acquisition and integration costs [2]	12,324	3,504	—
Home office transition costs [3]	14,706	552	—
Loss on termination and impairment on discontinued operations club lease	662	—	—
(Gain) loss on cash flow hedge [4]	(165)	6,340	6,926
Charges related to debt [5]	3,256	657	4,077
Severance [6]	—	2,300	—
Tax impact of adjustments to net income [7]	(8,718)	(8,640)	(3,081)
Adjusted net income	$ 535,242	$ 448,859	$ 428,952
Weighted-average diluted shares outstanding	136,473	138,045	138,876
Adjusted net income per diluted share [8]	$ 3.92	$ 3.25	$ 3.09

[1] Represents accelerated vesting of equity awards, which were related to the passing of a former executive.

[2] Represents costs related to the Acquisition and integration of assets of Burris Logistics, including due diligence, legal, and other consulting expenses.

[3] Represents incremental rent expense, termination fee, other non-recurring lease costs and write-off of impaired assets as the Company transitioned home office locations in fiscal 2022.

[4] Represents the reclassification into earnings of accumulated other comprehensive income/loss associated with the de-designation of hedge accounting.

[5] Represents the expensing of fees and deferred fees and original issue discount associated with the partial prepayment of debt in fiscal 2021 and extinguishment costs related to the Company's ABL Facility and amendment of the senior secured first lien term loan in fiscal 2022.

[6] Represents severance charges associated with labor reductions from the realignment of our field operations in fiscal year 2021.

[7] Represents the tax effect of the above adjustments at a statutory tax rate of approximately 28%.

[8] Adjusted net income per diluted share is measured using weighted-average diluted shares outstanding.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows generated from club operations and borrowings from our ABL Revolving Facility. As of January 28, 2023, cash and cash equivalents totaled $33.9 million and we had $535.2 million of unused capacity under our ABL Revolving Facility. Our principal liquidity needs for the next twelve months and beyond are to fund normal recurring operational expenses and anticipated capital expenditures; fund possible acquisitions; fund share repurchases and meet debt service and principal repayment obligations. We believe that our current resources, together with anticipated cash flows from operations and borrowing capacity under our ABL Revolving Facility, will be sufficient to finance our operations for at least the next twelve months.

We do not have any off-balance sheet arrangements that have, or are, in the opinion of management, reasonably likely to have, a current or future material effect on our results of operations or financial position. We do, however, enter into letters of credit and purchase obligations in the normal course of our operations.

Summary of Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

| | Fiscal Year Ended | |
	January 28, 2023	January 29, 2022
(In thousands)		
Net cash provided by operating activities	$ 788,165	$ 831,655
Net cash used in investing activities	(747,058)	(304,511)
Net cash used in financing activities	(52,628)	(525,226)
Net (decrease) increase in cash and cash equivalents	$ (11,521)	$ 1,918

Net Operating Cash Flows

Net cash provided by operating activities was $788.2 million in fiscal year 2022, compared to $831.7 million in fiscal year 2021. The decrease in operating cash flow was due to timing of investments in net working capital.

Net Investing Cash Flows

Cash used in investing activities was $747.1 million in fiscal year 2022, compared to $304.5 million in fiscal year 2021. The increase was due to the Acquisition, as well as timing, volume, and cost of property, plant, and equipment additions as we continue to expand our footprint.

Net Financing Cash Flows

Cash used in financing activities in fiscal year 2022 was $52.6 million, compared to $525.2 million in fiscal year 2021. The decrease in fiscal year 2022 is due mainly to the draw down of debt on the ABL Facility and ABL Revolving Facility and the amendment of the First Lien Term Loan. The majority of the year-over-year change is driven by net borrowings to fund the Acquisition.

Free Cash Flow

We present free cash flow because we use it to report to our board of directors and we believe it assists investors and analysts in evaluating our liquidity. Free cash flow should not be considered as an alternative to cash flows from operations as a liquidity measure. We define free cash flow as net cash provided by operating activities less additions to property and equipment, net of disposals, plus proceeds from sale leaseback transactions. The following is a reconciliation of our net cash provided by operating activities to free cash flow for the periods presented:

| | Fiscal Year Ended | | |
	January 28, 2023	January 29, 2022	January 30, 2021
(In thousands)			
Net cash provided by operating activities	$ 788,165	$ 831,655	$ 868,546
Less: Additions to property and equipment, net of disposals	397,803	323,591	218,333
Plus: Proceeds from sale leaseback transactions	27,266	19,080	25,893
Free cash flow	$ 417,628	$ 527,144	$ 676,106

Free cash flow continues to be healthy. The decline year-over-year is a result of the timing of net working capital investments and capital spend as we opened nine new clubs and seven new gas stations as compared to five new clubs and seven new gas stations in fiscal year 2022 and fiscal year 2021, respectively.

Debt and Borrowing Capacity

Our primary sources of borrowing capacity are the ABL Revolving Facility, which is comprised of a $1.2 billion revolving credit facility and the First Lien Term Loan, that matures on February 3, 2027. For a further description of the ABL Revolving Facility and First Lien Term Loan, see Note 5, "Debt and Credit Arrangements" of our consolidated financial statements included in this Annual Report on Form 10-K.

On April 30, 2021, the Company used $100.0 million of its cash and cash equivalents to pay $100.0 million of the principal amount outstanding on the First Lien Term Loan. In connection with the payment, the Company expensed $0.7 million of previously capitalized debt issuance costs and original issue discount.

On January 29, 2022, there was $50.0 million outstanding loans under the ABL Facility and $12.7 million outstanding letters of credit. The interest rate on the revolving credit facility was 1.23%, the interest rate on the term loan was 2.10% and unused capacity was $886.9 million.

On July 28, 2022, the Company entered into the ABL Revolving Facility with an aggregate ABL Revolving Commitment of $1.2 billion pursuant to that certain credit agreement with Bank of America, N.A., as administrative agent and collateral agent, and other lenders party thereto. The maturity date of the ABL Revolving Facility is July 28, 2027. As part of this transaction, the Company extinguished the ABL Facility.

On January 5, 2023, the Company amended the First Lien Term Loan to extends the maturity date from February 3, 2024 to February 3, 2027 and transition the interest rate, from London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR") and changes the applicable margin from LIBOR plus 200 – 225 basis points per annum to SOFR plus 275 basis points per annum. In connection with the amendment the Company made a paid approximately $151.9 million of the principal amount.

At January 28, 2023, there was $405.0 million outstanding in loans under the ABL Revolving Facility and $11.5 million in outstanding letters of credit. The interest rate on the revolving credit facility was 5.63%, and unused capacity was $535.2 million.

At January 28, 2023, the interest rate for the First Lien Term Loan was 7.11% and there was $450.0 million outstanding.

Material Cash Commitments

The following table summarizes our material cash commitments as of January 28, 2023:

(Dollars in thousands)	Total
Outstanding borrowings and interest [1]	$ 909,797
Operating leases	3,261,155
Financing leases including interest	37,587
Financing obligations arising from failed sale-leasebacks	19,789
Purchase obligations [2]	2,333,687
Total	$ 6,562,015

[1] Total interest payments associated with these borrowings are included within this amount and are estimated to be $54.8 million based on the interest rate of 7.11% on the First Lien Term Loan and 5.63% on the ABL Revolving Facility, which were the rates in effect as of January 28, 2023.

[2] Includes our material unconditional cash commitments. For cancellable agreements, any penalty due upon cancellation is included. These commitments do not exceed our projected requirements and are in the normal course of business. Examples include firm commitments for merchandise purchase orders, capital expenditures, gasoline and information technology.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates on an ongoing basis and make judgments about the carrying value of assets and liabilities based on a number of factors. These factors include historical experience and assumptions made by management that are believed to be reasonable under the circumstances. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could vary materially from estimates based on assumptions used in the preparation of our consolidated financial statements. This section summarizes critical accounting policies and the related judgments involved in their application.

Business Combinations

We account for business combinations under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which requires an allocation of the consideration we paid to the identifiable assets, intangible assets and liabilities based on the estimated fair values as of the closing date of the acquisition. The excess of the fair value of the purchase price over the fair values of these identifiable assets, intangible assets and liabilities is recorded as goodwill. The valuation of acquired assets will impact future operating results. We utilize third-party valuation specialists to assist us in the determination of the fair value of the assets acquired. Specifically, the fair value of the buildings and site improvements were determined using a combination of the cost, income and sales comparison approaches. Fair value estimates involved significant assumptions.

The remaining useful lives of depreciable assets have a significant impact on earnings. The selected lives are based on the expected periods that the assets will provide value to the Company subsequent to the business combination. The Company may adjust the amounts recognized for a business combination during a measurement period after the acquisition date. Any such adjustments are based on the Company obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement-period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. The measurement period ends once the Company has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded through earnings.

Workers' Compensation and General Liability Self-insurance Reserves

We are primarily self-insured for workers' compensation and general liability claims. Amounts in excess of certain levels, which range from $0.3 million to $1.0 million per occurrence for workers' compensation and general liability, and up to $2.0 million per occurrence for auto liability, are insured as a risk reduction strategy to mitigate the impact of catastrophic losses on net income. Reported reserves for claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims. The estimates are developed utilizing actuarial methods and are based on historical claims experience and other actuarial assumptions related to loss development factors. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates. When historical losses are not a good measure of future liability, such as in the event of COVID-19, we base our estimates of ultimate liability on our interpretation of current law, claims filed to date and other relevant factors which are subject to change. These accruals, if any, are included as insurance reserves in accrued expenses and other current liabilities and other non-current liabilities in the Company's consolidated balance sheets.

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies" of our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to changes in market interest rates and these changes in rates will impact our net interest expense and our cash flow from operations. Substantially all our borrowings carry variable interest rates. An increase in interest rates could have a material impact on our cash flow. Additionally, although SOFR is the recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR's end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. As of January 28, 2023, each of the agreements governing our variable rate debt have been transitioned to SOFR. As of January 28, 2023, we have no LIBOR-based borrowings or contracts that extend beyond such date that will need to be converted to a replacement rate.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BJ's Wholesale Club Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of BJ's Wholesale Club Holdings, Inc. and its subsidiaries (the "Company") as of January 28, 2023 and January 29, 2022, and the related consolidated statements of operations and comprehensive income, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended January 28, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 28, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 28, 2023 and January 29, 2022**,** and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded the four distribution centers and the related private transportation fleet acquired from Burris Logistics, LLC, from its assessment of internal control over financial reporting as of January 28, 2023 because the four distribution centers and the related private transportation fleet were acquired by the Company in a purchase business combination during 2022. We have also excluded the four distribution centers and the related private transportation fleet acquired from Burris Logistics, LLC, from our audit of internal control over financial reporting. The four distribution centers and the related private transportation fleet acquired from Burris Logistics, LLC whose total assets and total net sales excluded from management's assessment and our audit of internal control over financial reporting represent 6.2% and 0.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended January 28, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Workers' Compensation and General Liability Reserves

As described in Notes 2, 14 and 15 to the consolidated financial statements, the Company is primarily self-insured for workers' compensation and general liability claims. As of January 28, 2023, workers' compensation and general liability reserves were a significant portion of insurance reserves of $110.8 million within other non-current liabilities and a significant portion of insurance reserves of $53.2 million within accrued expenses and other current liabilities. The reported reserves for workers' compensation and general liability claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims. The estimates are developed utilizing actuarial methods and are based on historical claims experience and other actuarial assumptions related to the loss development factors.

The principal considerations for our determination that performing procedures relating to workers' compensation and general liability reserves is a critical audit matter are (i) the significant judgment by management when developing the estimated workers' compensation and general liability reserves; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating audit evidence related to the actuarial methods and significant assumptions related to loss development factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of workers' compensation and general liability reserves, including controls over the actuarial methods and significant assumptions related to the loss development factors. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate for the accrual for workers' compensation and general liability reserves and (ii) comparing the independent estimate to management's estimate to evaluate the reasonableness of management's estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of underlying data provided by management and (ii) independently developing the loss development factors and applying actuarial methods.

Acquisition of assets and operations of four distribution centers and the related private transportation fleet from Burris Logistics, LLC.

As described in Notes 1 and 19 to the consolidated financial statements, the Company completed its acquisition of the assets and operations of four distribution centers and the related private transportation fleet from Burris Logistics, LLC for total consideration of approximately $375.6 million. The transaction was accounted for as a business combination. The most significant items recorded included property and equipment of $203.4 million, merchandise inventories of $88.1 million, and resulting goodwill of $84.7 million. As disclosed by management, the Company allocated the consideration paid to the identifiable assets, intangible assets and liabilities based on the estimated fair values as of the closing date of the acquisition. The excess of the fair value of the purchase price over the fair values of these identifiable assets, intangible assets and liabilities was recorded as goodwill. Management utilized third-party valuation specialists to assist in the determination of the fair value of the assets acquired. Specifically, the fair value of the buildings and site improvements were determined using a combination of the cost, income and sales comparison approaches. The methods used to estimate the fair value involved significant assumptions.

The principal considerations for our determination that performing procedures relating to the acquisition of assets and operations of four distribution centers and the related private transportation fleet from Burris Logistics, LLC is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the assets acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's fair value estimates of the assets acquired; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the assets acquired. These procedures also included, among others, (i) reading the purchase agreement, (ii) testing management's process for developing the fair value estimates of the assets acquired, (iii) evaluating the appropriateness of the valuation methods, (iv) testing the completeness and accuracy of data used in the valuation methods, (v) testing the accuracy of the purchase price allocation and goodwill recorded, and (vi) testing inventory existence and valuation, including performing physical inventory observations and cost testing. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's valuation methods and (ii) the reasonableness of the significant assumptions.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 16, 2023

We have served as the Company's auditor since 1996.

BJ'S WHOLESALE CLUB HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value)

	January 28, 2023	January 29, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 33,915	$ 45,436
Accounts receivable, net	239,746	173,951
Merchandise inventories	1,378,551	1,242,935
Prepaid expenses and other current assets	51,033	54,734
Total current assets	1,703,245	1,517,056
Operating lease right-of-use assets, net	2,142,925	2,131,986
Property and equipment:		
Land and buildings	722,129	430,376
Leasehold costs and improvements	286,591	282,495
Furniture, fixtures, and equipment	1,397,275	1,249,490
Construction in progress	101,724	70,779
	2,507,719	2,033,140
Less: accumulated depreciation and amortization	(1,170,690)	(1,090,809)
Total property and equipment, net	1,337,029	942,331
Goodwill	1,008,816	924,134
Intangibles, net	115,505	124,640
Deferred income taxes	11,498	5,507
Other assets	30,938	23,240
Total assets	$ 6,349,956	$ 5,668,894
LIABILITIES		
Current liabilities:		
Short-term debt	$ 405,000	$ —
Current portion of operating lease liabilities	177,233	141,453
Accounts payable	1,195,697	1,112,783
Accrued expenses and other current liabilities	767,411	748,245
Total current liabilities	2,545,341	2,002,481
Long-term operating lease liabilities	2,058,797	2,059,760
Long-term debt	447,880	748,568
Deferred income taxes	57,024	52,850
Other non-current liabilities	194,077	157,127
Commitments and contingencies (see Note 8)		
STOCKHOLDERS' EQUITY		
Preferred stock; $0.01 par value; 5,000 shares authorized, no shares issued	—	—
Common stock; $0.01 par value; 300,000 shares authorized, 146,347 shares issued and 133,903 shares outstanding at January 28, 2023; 300,000 shares authorized, 145,451 shares issued and 135,506 shares outstanding at January 29, 2022	1,463	1,454
Additional paid-in capital	958,555	902,704
Retained earnings	644,490	131,313
Accumulated other comprehensive income	1,550	1,305
Treasury stock, at cost, 12,444 shares at January 28, 2023 and 9,945 shares at January 29, 2022	(559,221)	(388,668)
Total stockholders' equity	1,046,837	648,108
Total liabilities and stockholders' equity	$ 6,349,956	$ 5,668,894

The accompanying notes are an integral part of the consolidated financial statements.

BJ'S WHOLESALE CLUB HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except per share amounts)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net sales	$ 18,918,435	$ 16,306,365	$ 15,096,913
Membership fee income	396,730	360,937	333,104
Total revenues	19,315,165	16,667,302	15,430,017
Cost of sales	15,883,677	13,588,612	12,451,061
Selling, general and administrative expenses	2,668,569	2,446,465	2,326,755
Pre-opening expense	24,933	14,902	9,809
Operating income	737,986	617,323	642,392
Interest expense, net	47,462	59,444	84,385
Income from continuing operations before income taxes	690,524	557,879	558,007
Provision for income taxes	176,262	131,119	136,825
Income from continuing operations	514,262	426,760	421,182
Loss from discontinued operations, net of income taxes	(1,085)	(108)	(152)
Net income	$ 513,177	$ 426,652	$ 421,030
Income per share attributable to common stockholders—basic:			
Income from continuing operations	$ 3.84	$ 3.15	$ 3.09
Loss from discontinued operations	(0.01)	—	—
Net income	$ 3.83	$ 3.15	$ 3.09
Income per share attributable to common stockholders—diluted:			
Income from continuing operations	$ 3.77	$ 3.09	$ 3.03
Loss from discontinued operations	(0.01)	—	—
Net income	$ 3.76	$ 3.09	$ 3.03
Weighted-average number of shares outstanding:			
Basic	134,017	135,386	136,111
Diluted	136,473	138,045	138,876
Other comprehensive income:			
Postretirement medical plan adjustment, net of income tax (benefit) expense of $26, $(43) and $(12), respectively	$ 78	$ (110)	$ (33)
Amounts reclassified from accumulated other comprehensive income, net of tax	(421)	9,526	6,081
Unrealized gain on cash flow hedge, net of income tax of $229, $4,827 and $4, respectively	588	12,417	10
Total other comprehensive income	245	21,833	6,058
Total comprehensive income	$ 513,422	$ 448,485	$ 427,088

The accompanying notes are an integral part of the consolidated financial statements.

BJ'S WHOLESALE CLUB HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(Amount in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity (Deficit)
	Shares	Amount				Shares	Amount	
Balance, February 1, 2020	140,723	$ 1,407	$ 773,618	$ (716,369)	$ (26,586)	(3,425)	$ (86,414)	$ (54,344)
Net income	—	—	—	421,030	—	—	—	421,030
Postretirement medical plan adjustment, net of tax	—	—	—	—	(33)	—	—	(33)
Unrealized gain on cash flow hedge, net of tax	—	—	—	—	10	—	—	10
Amounts reclassified from accumulated other comprehensive income, net of tax	—	—	—	—	6,081	—	—	6,081
Dividends paid	—	—	(25)	—	—	—	—	(25)
Common stock issued under stock incentive plans	2,598	26	(26)	—	—	—	—	—
Common stock issued under ESPP	107	1	2,675	—	—	—	—	2,676
Stock-based compensation expense	—	—	32,150	—	—	—	—	32,150
Net cash received from stock option exercises	—	—	17,985	—	—	—	—	17,985
Acquisition of treasury stock	—	—	—	—	—	(2,811)	(106,203)	(106,203)
Balance, January 30, 2021	143,428	$ 1,434	$ 826,377	$ (295,339)	$ (20,528)	(6,236)	$ (192,617)	$ 319,327
Net income	—	—	—	426,652	—	—	—	426,652
Postretirement medical plan adjustment, net of tax	—	—	—	—	(110)	—	—	(110)
Unrealized gain on cash flow hedge, net of tax	—	—	—	—	12,417	—	—	12,417
Amounts reclassified from accumulated other comprehensive income, net of tax	—	—	—	—	9,526	—	—	9,526
Dividends paid	—	—	(25)	—	—	—	—	(25)
Common stock issued under stock incentive plans	1,915	19	(19)	—	—	—	—	—
Common stock issued under ESPP	108	1	3,821	—	—	—	—	3,822
Stock-based compensation expense	—	—	53,837	—	—	—	—	53,837
Net cash received from stock option exercises	—	—	18,713	—	—	—	—	18,713
Acquisition of treasury stock	—	—	—	—	—	(3,709)	(196,051)	(196,051)
Balance, January 29, 2022	145,451	$ 1,454	$ 902,704	$ 131,313	$ 1,305	(9,945)	$ (388,668)	$ 648,108
Net income	—	—	—	513,177	—	—	—	513,177
Postretirement medical plan adjustment, net of tax	—	—	—	—	78	—	—	78
Unrealized gain on cash flow hedge, net of tax	—	—	—	—	588	—	—	588
Amounts reclassified from accumulated other comprehensive income, net of tax	—	—	—	—	(421)	—	—	(421)
Dividends paid	—	—	(25)	—	—	—	—	(25)
Common stock issued under stock incentive plans	806	8	(8)	—	—	—	—	—
Common stock issued under ESPP	90	1	4,829	—	—	—	—	4,830
Stock-based compensation expense	—	—	42,617	—	—	—	—	42,617
Net cash received from stock option exercises	—	—	8,438	—	—	—	—	8,438
Acquisition of treasury stock	—	—	—	—	—	(2,499)	(170,553)	(170,553)
Balance, January 28, 2023	146,347	$ 1,463	$ 958,555	$ 644,490	$ 1,550	(12,444)	$ (559,221)	$ 1,046,837

The accompanying notes are an integral part of the consolidated financial statements.

BJ'S WHOLESALE CLUB HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 513,177	$ 426,652	$ 421,030
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	200,934	180,548	167,454
Amortization of debt issuance costs and accretion of original issue discount	2,765	3,387	4,362
Debt extinguishment and refinancing charges	3,256	657	4,077
Stock-based compensation expense	42,617	53,837	32,150
Deferred income tax benefit	(1,938)	(507)	(9,197)
Changes in operating leases and other non-cash items	27,730	9,226	9,389
Increase (decrease) in cash due to changes in:			
Accounts receivable	(60,967)	(1,232)	33,634
Merchandise inventories	(47,544)	(37,240)	(124,193)
Prepaid expenses and other current assets	4,135	(9,953)	(3,496)
Other assets	(6,580)	(4,301)	(1,682)
Accounts payable	82,914	124,709	201,663
Accrued expenses and other current liabilities	4,784	81,419	97,690
Other non-current liabilities	22,882	4,453	35,665
Net cash provided by operating activities	788,165	831,655	868,546
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment, net of disposals	(397,803)	(323,591)	(218,333)
Proceeds from sale leaseback transactions	27,266	19,080	25,893
Acquisitions	(376,521)	—	—
Net cash used in investing activities	(747,058)	(304,511)	(192,440)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the issuance of long-term debt	67,610	—	—
Payments on long-term debt	(50,000)	—	(3,297)
Payments on First Lien Term Loan	(320,655)	(100,000)	(510,000)
Proceeds from revolving lines of credit	1,402,000	—	996,000
Payments on revolving lines of credit	(997,000)	(260,000)	(1,064,000)
Debt issuance costs paid	(4,783)	—	—
Dividends paid	(25)	(25)	(25)
Net cash received from stock option exercises	8,438	18,713	17,985
Net cash received from Employee Stock Purchase Program (ESPP)	4,830	3,822	2,676
Acquisition of treasury stock	(172,288)	(194,316)	(106,203)
Proceeds from financing obligations	15,388	7,692	5,056
Other financing activities	(6,143)	(1,112)	(984)
Net cash used in financing activities	(52,628)	(525,226)	(662,792)
Net (decrease) increase in cash and cash equivalents	(11,521)	1,918	13,314
Cash and cash equivalents, beginning of period	45,436	43,518	30,204
Cash and cash equivalents, end of period	$ 33,915	$ 45,436	$ 43,518
Supplemental cash flow information:			
Interest paid	$ 36,600	$ 45,148	$ 65,274
Income taxes paid	179,325	117,567	154,668
Non-cash financing and investing activities:			
Property additions included in accrued expenses	37,629	29,640	13,131

The accompanying notes are an integral part of the consolidated financial statements.

BJ'S WHOLESALE CLUB HOLDINGS, INC.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   Description of Business

BJ's Wholesale Club Holdings, Inc. and its wholly-owned subsidiaries (the "Company" or "BJ's") is a leading warehouse club operator concentrated primarily in the eastern half of the United States. As of January 28, 2023, BJ's operated 235 warehouse clubs and 164 gas stations in 18 states.

BJ's business is moderately seasonal in nature. Historically, the Company has realized a slightly higher portion of net sales, operating income, and cash flows from operations in the second and fourth fiscal quarters, attributable primarily to the impact of the summer and year-end holiday season, respectively. The quarterly results have been, and will continue to be, affected by the timing of new club openings and their associated pre-opening expenses. As a result of these factors, the financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Events and global business conditions such as inflation, the coronavirus ("COVID-19") pandemic, and the war in Ukraine have resulted in certain impacts to the global economy, including market disruptions, volatility in fuel costs, and supply chain challenges. Throughout fiscal year 2022, we continued to experience elevated supply chain costs, including increased commodity prices, logistics, and procurement costs. We expect these market disruptions and inflationary pressures to continue into fiscal year 2023.

On May 2, 2022, the Company closed the previously announced acquisition of the assets and operations of four distribution centers and the related private transportation fleet from Burris Logistics, LLC. The Company financed the purchase price with a combination of available cash and borrowings under the ABL Facility. See Note 19, "Acquisitions" for additional information.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal year 2022 ("2022") consists of the 52 weeks ended January 28, 2023, fiscal year 2021 ("2021") consists of the 52 weeks ended January 29, 2022, and fiscal year 2020 ("2020") consists of the 52 weeks ended January 30, 2021.

Estimates Included in Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and stockholders' equity, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates relied upon in preparing these consolidated financial statements are estimating workers' compensation and general liability self-insurance reserves. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates.

Segment Reporting

The Company's retail operations, which include retail club and other sales procured from our clubs and distribution centers, represent substantially all of the consolidated total revenues, and are the only reportable segment. All of the Company's identifiable assets are located in the United States. The Company does not have significant sales outside the United States, nor does any customer represent more than 10% of total revenues for any period presented.

The following table summarizes the percentage of net sales by category:

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Grocery	67 %	71 %	77 %
General merchandise and services	12 %	14 %	14 %
Gasoline and other	21 %	15 %	9 %

Concentration Risk

The Company's clubs are primarily located in the eastern United States. Sales from the New York metropolitan area comprised approximately 21%, 23%, and 25% of net sales in fiscal years 2022, 2021, and 2020, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash held in financial institutions. The Company considers the credit risk associated with these financial instruments to be minimal. Cash is held by financial institutions with high credit ratings and the Company has not historically sustained any credit losses associated with its cash balances.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Book overdrafts not subject to offset with other accounts with the same financial institution are classified as accounts payable.

Accounts Receivable

Accounts receivable consists primarily of credit card receivables and receivables from vendors related to rebates and coupons and is stated net of allowances for credit losses of $4.4 million and $4.9 million at January 28, 2023 and January 29, 2022, respectively. The determination of the allowance for credit losses is based on BJ's historical experience applied to an aging of accounts and a review of individual accounts with a known potential for write-off.

Merchandise Inventories

Inventories are stated at the lower of cost, determined under the average cost method, or net realizable value. The Company recognizes the write-down of slow-moving or obsolete inventory in cost of sales when such write-downs are probable and estimable. The Company writes down inventory for estimated shrinkage for the period between physical inventories based on historical results of previous physical inventories, shrinkage trends, or other judgments management believes to be reasonable under the circumstances.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment which is not ready for its intended use is recorded as construction in progress. Buildings and improvements are depreciated over estimated useful lives of 33 years. Interest related to the development of buildings is capitalized during the construction period. Leasehold costs and improvements are amortized over the shorter of the remaining lease term, which includes renewal periods that are reasonably assured, or the asset's estimated useful life. Furniture, fixtures and equipment are depreciated over their estimated useful lives, ranging from three to ten years. Depreciation expense was $191.7 million, $170.1 million, and $155.6 million in fiscal years 2022, 2021, and 2020, respectively.

Certain costs incurred in connection with developing or obtaining computer software for internal use are capitalized. Capitalized software costs are included in furniture, fixtures, and equipment and are amortized on a straight-line basis over the estimated useful life of the software, which is generally three years. Software costs not meeting the criteria for capitalization are expensed as incurred.

Expenditures for betterments and major improvements that significantly enhance the value and increase the estimated useful life of the assets are capitalized and depreciated over the new estimated useful life. Repairs and maintenance costs on all assets are expensed as incurred.

Deferred Issuance Costs

The Company defers costs directly associated with acquiring third-party financing. Debt issuance costs related to the term loan are recorded as a direct deduction of the carrying amount of long-term debt, while debt issuance costs associated with the ABL Revolving Facility are recorded within other assets in the consolidated balance sheets. Debt issuance costs are amortized over the respective terms of the related financing arrangements on a straight-line basis, which is materially consistent with the effective interest method. Amortization of deferred debt issuance costs of $1.7 million, $2.2 million, $2.5 million in fiscal years 2022, 2021, and 2020, respectively, included in interest expense, net in the consolidated statements of operations and comprehensive income.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived trade name intangible assets are not subject to amortization. The Company assesses the recoverability of its goodwill and trade name annually in the fourth quarter or whenever events or changes in circumstances indicate it may be impaired. The Company has determined it has one reporting unit for goodwill impairment testing purposes.

The Company may assess its goodwill for impairment initially using a qualitative approach ("step zero") to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If management concludes, based on its assessment of relevant events, facts and circumstances that it is more likely than not that a reporting unit's carrying value is greater than its fair value, then a quantitative analysis will be performed to determine if there is any impairment. The Company may also elect to initially perform a quantitative analysis instead of starting with step zero. The quantitative assessment for goodwill requires comparing the carrying value of a reporting unit, including goodwill, to its fair value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and no further testing is required. If the carrying amount of the reporting unit exceeds its fair value, an impairment charge is recorded to write down goodwill to its implied fair value and is recorded as a component of selling, general and administrative expenses ("SG&A") in the consolidated statements of operations and comprehensive income. The Company assessed the recoverability of goodwill in fiscal years 2022, 2021 and 2020 and determined that there was no impairment.

The Company assesses the recoverability of its trade name whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of the trade name exceeds its estimated fair value, the Company records a charge to write the intangible asset down to its estimated fair value as a component of SG&A. The Company assessed the recoverability of the BJ's trade name and determined that its estimated fair value exceeded its carrying value and that no impairment was necessary in fiscal years 2022, 2021 or 2020.

Test for Recoverability of Long-Lived Assets

The Company reviews the realizability of long-lived assets periodically and whenever a triggering event occurs that indicates an impairment loss may have been incurred using fair value measurements with unobservable inputs (Level 3). Current and expected operating results and cash flows and other factors are considered in connection with management's reviews. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of individual clubs and consolidated net cash flows for long-lived assets not identifiable to individual clubs. Impairment losses are measured as the difference between the carrying amount and the estimated fair value of the assets being evaluated. In fiscal year 2022, the Company recorded a lease asset impairment charge of $1.2 million included in loss from discontinued operations, net of taxes within the consolidated statements of operations and comprehensive income. The Company did not record impairment charges in fiscal years 2021 or 2020.

Asset Retirement Obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Company recognizes asset retirement obligations in the period in which they are placed in service, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized in leasehold improvements and depreciated over their useful lives. The Company's asset retirement obligations relate to the future removal of gasoline tanks and solar panels installed at leased clubs and the related assets associated with the gas stations and solar panel locations. See Note 13 for further information on the amounts accrued.

Workers' Compensation and General Liability Self-insurance Reserves

The Company is primarily self-insured for workers' compensation, general liability claims, and auto liability claims. Amounts in excess of certain levels, which range from $0.3 million to $1.0 million per occurrence for workers' compensation and general liability, and up to $2.0 million per occurrence for auto liability, are insured as a risk reduction strategy to mitigate the impact of catastrophic losses on net income. Reported reserves for claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims. The estimates are developed utilizing actuarial methods and are based on historical claims experience and other actuarial assumptions related to loss development factors. The inherent uncertainty of future loss projections could cause actual claims to differ from the Company's estimates. When historical losses are not a good measure of future liability, such as in the event of COVID-19, the Company bases its estimates of ultimate liability on its interpretation of current law, claims filed to date, and other relevant factors which are subject to change. Accruals for such claims, if any, are included in accrued expenses and other current liabilities and other non-current liabilities in the consolidated balance sheets.

Revenue Recognition - Performance Obligations

The Company identifies each distinct performance obligation to transfer goods (or bundle of goods) or services. The Company recognizes revenue as it satisfies a performance obligation by transferring control of the goods or services to the customer.

Net sales—The Company recognizes net sales at clubs and gas stations when the customer takes possession of the goods and tenders payment. Sales tax is recorded as a liability at the point of sale. Revenue is recorded at the point of sale based on the transaction price on the shelf sign, net of any applicable discounts, sales tax and expected refunds. For e-commerce sales, the Company recognizes sales when control of the merchandise is transferred to the customer, which is typically at the shipping point. The following table summarizes the Company's point of sale transactions at clubs and gas stations, excluding sales tax, as a percentage of both net sales and total revenues.

	Fiscal Year Ended		
	January 28, 2023	**January 29, 2022**	**January 30, 2021**
Point of sale transactions, excluding sales tax, as a percent of net sales	92 %	93 %	95 %
Point of sale transactions, excluding sales tax, as a percent of total revenues	90 %	91 %	93 %

BJ's Perks Rewards and My BJ's Perks programs— The Company's BJ's Perks Rewards® membership program, which was in place in fiscal 2022, allowed participating members to earn 2% cash back, up to a maximum of $500 per year, on qualified purchases made at BJ's. The Company also offered a co-branded credit card program, the My BJ's Perks® program, which allows My BJ's Perks® Mastercard credit card holders to earn up to 5% cash back on eligible purchases made at BJ's and up to 2% cash back on purchases made with the card outside of BJ's. Cash back is in the form of electronic awards issued in $10 increments that may be used online or in-club at the register and expire six months from the date issued.

Earned awards may be redeemed on future purchases made at the Company. The Company recognizes revenue for earned awards when customers redeem such awards as part of a purchase at one of the Company's clubs or the Company's website. The Company accounts for these transactions as multiple element arrangements and allocates the transaction price to separate performance obligations using their relative fair values. The Company includes the fair value of award dollars earned in deferred revenue at the time the award dollars are earned. This liability was $34.7 million and $30.3 million at January 28, 2023 and January 29, 2022, respectively, and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

Royalty revenue received in connection with the My BJ's Perks co-brand credit card program is variable consideration and is considered deferred until the card holder makes a purchase. The Company's total deferred royalty revenue related to the outstanding My BJ's Perks credit card program was $17.9 million and $17.8 million at January 28, 2023 and January 29, 2022, respectively, and is included in accrued expenses and other current liabilities in the consolidated balance sheets. The timing of revenue recognition of these awards is driven by actual customer activities, such as redemptions and expirations. At January 28, 2023, the Company expects to recognize $17.9 million of the deferred revenue in fiscal year 2023.

In connection with the new co-brand credit card program, the Company has deferred approximately $18.9 million for funds related to marketing and other integration costs in fiscal 2022. The Company expects to recognize approximately $7.0 million in fiscal year 2023, which is included in accrued expenses and other current liabilities, and $11.9 million thereafter, which is included in other non-current liabilities in the consolidated balance sheets.

Membership—The Company charges a membership fee to its customers, which allows customers to shop in the Company's clubs, shop on the Company's website and purchase gasoline at the Company's gas stations for the duration of the membership, which is generally 12 months. As the Company has the obligation to provide access to its clubs, website, and gas stations for the duration of the membership term, the Company recognizes membership fees on a straight-line basis over the life of the membership. The Company's deferred revenue related to membership fees was $183.7 million and $174.9 million at January 28, 2023 and January 29, 2022, respectively, and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

Gift Card Programs—The Company sells BJ's gift cards that allow customers to redeem the card for future purchases equal to the amount of the original purchase price of the gift card. Revenue from gift card sales is recognized upon redemption of the gift card because the Company's performance obligation to redeem the gift card for merchandise is satisfied when the gift card is redeemed. Deferred revenue related to gift cards was $14.1 million and $11.8 million at January 28, 2023 and January 29, 2022, respectively. The Company recognized revenue from gift card redemptions of approximately $50.1 million in fiscal year 2022, and $39.7 million in each of the fiscal years 2021 and 2020.

Warranty Programs

The Company passes on any manufacturers' warranties to members. In addition, BJ's includes an extended warranty on tires sold at the clubs, under which BJ's customers receive tire repair services or tire replacement in certain circumstances. This warranty is included in the sale price of the tire and it cannot be declined by the customers. The Company is fully liable for claims under the tire warranty program. As the primary obligor in these arrangements, associated revenue is recognized on the date of sale and an estimated warranty obligation is accrued based on claims experience. The liability for future claims under this program is not material to the financial statements.

Extended warranties are also offered on certain types of products such as appliances, electronics and jewelry. These warranties are provided by a third party at fixed prices to BJ's. No liability is retained to satisfy warranty claims under these arrangements. The Company is not the primary obligor under these warranties, and as such net revenue is recorded on these arrangements at the time of sale. Revenue from warranty sales is included in net sales in the consolidated statements of operations and comprehensive income.

Determine the Transaction Price

The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to include estimated variable consideration, if any, in the determination of the transaction price. The Company may offer sales incentives to customers, including discounts. The Company has significant experience with return patterns and relies on this experience to estimate expected returns when determining the transaction price.

Returns and Refunds—The Company's products are generally sold with a right of return and may provide other credits or incentives, which are accounted for as variable consideration when estimating the amount of revenue to recognize. The Company records an allowance for returns based on current period revenues and historical returns experience. The Company analyzes actual historical returns, current economic trends, changes in sales volume and acceptance of the Company's products when evaluating the adequacy of the sales returns allowance in any accounting period.

The sales returns reserve, which reduces sales and cost of sales for the estimated impact of returns, was $6.1 million, $6.7 million, and $7.2 million in fiscal years 2022, 2021, and 2020, respectively.

Customer Discounts—Discounts given to customers are usually in the form of coupons and instant markdowns and are recognized as redeemed and recorded in contra-revenue accounts, as they are part of the transaction price of the merchandise sale. Manufacturer coupons that are available for redemption at all retailers are not reduced from the sale price of merchandise.

Agent Relationships

The Company enters into certain agreements with service providers that offer goods and services to the Company's members. These service providers sell goods and services including home improvement services and cell phones to the Company's customers. In exchange, the Company receives payments in the form of commissions and other fees. The Company evaluates the relevant criteria to determine whether they serve as the principal or agent in these contracts with customers, in determining whether it is appropriate in these arrangements to record the gross amount of merchandise sales and related costs, or the net amount earned as commissions. When the Company is considered the principal in a transaction, revenue is recorded gross; otherwise, revenue is recorded on a net basis. Commissions received from these service providers are considered variable consideration and are constrained until the third-party customer makes a purchase from one of the service providers.

Significant Judgments

Standalone Selling Prices—For arrangements that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative standalone selling price basis.

Policy Elections

In addition to those previously disclosed, the Company made the following accounting policy elections and practical expedients:

Portfolio Approach—The Company uses the portfolio approach when multiple contracts or performance obligations are involved in the determination of revenue recognition.

Taxes—The Company excludes from the transaction price any taxes collected from customers that are remitted to taxing authorities.

Shipping and Handling Charges—Charges that are incurred before and after the customer obtains control of goods are deemed to be fulfillment costs.

Time Value of Money—The Company's payment terms are less than one year from the transfer of goods. Therefore, the Company does not adjust promised amounts of consideration for the effects of the time value of money.

Disclosure of Remaining Performance Obligations—The Company does not disclose the aggregate amount of the transaction price allocated to remaining performance obligations for contracts that are one year or less in term. Additionally, the Company does not disclose the aggregate amount of the transaction price allocated to remaining performance obligations when the transaction price is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a good or service that forms part of a series of distinct goods or services.

Cost of Sales

The Company's cost of sales includes the direct costs of sold merchandise, which includes customs, taxes, duties and inbound shipping costs, inventory shrinkage and adjustments and reserves for excess, aged and obsolete inventory. Cost of goods sold also includes certain distribution center costs and allocations of certain indirect costs, such as occupancy, depreciation, amortization, labor and benefits.

Presentation of Sales Tax Collected from Customers and Remitted to Governmental Authorities

In the ordinary course of business, sales tax is collected on items purchased by the members that are taxable in the jurisdictions when the purchases take place. These taxes are then remitted to the appropriate taxing authority. These taxes collected are excluded from revenues in the financial statements.

Vendor Rebates and Allowances

The Company receives various types of cash consideration from vendors, principally in the form of rebates, based on purchasing or selling certain volumes of product, time-based rebates or allowances, which may include product placement allowances or exclusivity arrangements covering a predetermined period of time, price protection rebates and allowances for retail price reductions on certain merchandise and salvage allowances for product that is damaged, defective or becomes out-of-date.

Such vendor rebates and allowances are recognized based on a systematic and rational allocation of the cash consideration offered to the underlying transaction that results in progress by BJ's toward earning the rebates and allowances, provided the amounts to be earned are probable and reasonably estimable. Otherwise, rebates and allowances are recognized only when predetermined milestones are met. The Company recognizes product placement allowances as a reduction of cost of sales in the period in which the product placement is completed. Time-based rebates or allowances are recognized as a reduction of cost of sales over the performance period on a straight-line basis. All other vendor rebates and allowances are recognized as a reduction of cost of sales when the merchandise is sold or otherwise disposed.

Cash consideration is also received for advertising products in publications sent to BJ's members. Such cash consideration is recognized as a reduction of SG&A to the extent it represents a reimbursement of specific, incremental and identifiable SG&A costs incurred by BJ's to sell the vendors' products. If the cash consideration exceeds the costs being reimbursed, the excess is characterized as a reduction of cost of sales. Cash consideration for advertising vendors' products is recognized in the period in which the advertising takes place.

Manufacturers' Incentives Tendered by Consumers

Consideration from manufacturers' incentives, such as rebates or coupons, is recorded gross in net sales when the incentive is generic and can be tendered by a consumer at any reseller and the Company receives direct reimbursement from the manufacturer, or clearinghouse authorized by the manufacturer, based on the face value of the incentive. If these conditions are not met, such consideration is recorded as a decrease in cost of sales.

Leases

In accordance with ASC 842, the Company determines if an arrangement is a lease at inception or modification of a contract and classifies each lease as either an operating or finance lease at commencement. Leases that are economically similar to the purchase of assets are generally classified as finance leases; otherwise, the leases are classified as operating leases. The Company only reassesses lease classification subsequent to commencement upon a change to the expected lease term or modification of the contract.

Right-of-use assets ("lease assets") represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, which reflects options to extend or terminate the lease when it is reasonably certain those options will be exercised. Options to extend have varying rates and terms for each lease. Generally, the Company's leases do not provide a readily determinable implicit rate, and therefore, the Company uses a collateralized incremental borrowing rate ("IBR") as of the lease commencement date to determine the present value of lease payments. The IBR is based on a yield curve that approximates the Company's credit rating and market risk profile. The lease asset also reflects any prepaid rent, initial direct costs incurred, and lease incentives received.

Lease liabilities are accounted for using the effective interest method, regardless of classification, while the amortization of lease assets varies depending upon classification. Operating lease classification results in a straight-line expense recognition pattern over the lease term and recognizes lease expense as a single expense component, which results in amortization of a lease asset equal to the difference between lease expense and interest expense. Conversely, finance lease classification results in a front-loaded expense recognition pattern over the lease term, which amortizes a lease asset by recognizing interest expense and straight-line amortization expense as separate components of lease expense.

Certain of the Company's lease agreements provide for lease payments based on future sales volumes at the leased locations, or include rental payments adjusted periodically based on inflation or an index, which are not measurable at lease commencement. The Company recognizes such variable amounts in the period incurred. For leases with lease payments based on future sales volumes, variable lease expense is recognized when it becomes probable that the specified sales target will be achieved. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company is generally obligated for the cost of property taxes, insurance, and maintenance relating to its leases, which are often variable lease payments. Such costs are presented as occupancy costs for finance and operating leases included in selling, general, and administrative expenses in the consolidated statement of operations and comprehensive income.

Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets and the related lease expense is recognized on a straight-line basis over the lease term.

Pre-opening Expenses

Pre-opening expenses consist of direct incremental costs of opening or relocating a facility and are expensed as incurred.

Advertising Costs

Advertising costs generally consist of efforts to acquire new members and typically include media advertising (some of which is vendor-funded). BJ's expenses advertising as incurred as a component of SG&A. Advertising expenses were approximately 0.6%, 0.5% and 0.6% of net sales in fiscal years 2022, 2021 and 2020, respectively.

Stock-based Compensation

The fair value of service-based employee awards is recognized as compensation expense on a straight-line basis over the requisite service period of the award. The fair value of the performance-based awards is recognized as compensation expense ratably over the service period of each performance tranche. The fair value of the stock-based option awards is determined using the Black-Scholes option pricing model. Determining the fair value of options at the grant date requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise and the associated volatility.

The Company's common stock is listed on the NYSE and its value is determined by the market price on the NYSE. See Note 9 for additional description of the accounting for stock-based awards.

Earnings Per Share

Basic income per share is calculated by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Basic income from continuing operations per share is calculated by dividing income from continuing operations by the weighted-average number of shares of common stock outstanding for the period. Basic loss from discontinuing operations per share is calculated by dividing loss from discontinuing operations by the weighted-average number of shares of common stock outstanding for the period.

Diluted income per share is calculated by dividing net income available to common stockholders by the diluted weighted-average number of shares of common stock outstanding for the period. Diluted income from continuing operations per share is calculated by dividing income from continuing operations by the diluted weighted-average number of shares of common stock outstanding for the period. Diluted loss from discontinuing operations per share is calculated by dividing loss from discontinuing operations by the diluted weighted-average number of shares of common stock outstanding for the period.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases, using enacted tax rates expected to be applicable in the years in which the temporary differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company evaluates the realizability of its deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected, scheduling of anticipated reversals of taxable temporary differences, and considering prudent and feasible tax planning strategies.

The Company records liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company performs the second step of measuring the benefit to be recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future periods, changes in facts, circumstances and new information may require the Company to change the recognition and measurement estimates regarding individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the period in which such changes occur.

Any interest or penalties incurred related to unrecognized tax benefits are recorded as a component of the provision for income tax expense.

Derivative Financial Instruments

All derivatives are recognized as either assets or liabilities on the consolidated balance sheets and measurement of these instruments is at fair value. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded as a component of accumulated other comprehensive income on the consolidated balance sheets and are recognized in the consolidated statements of operations when the hedged item affects earnings. Any portion of the change in fair value that is determined to be ineffective is immediately recognized in earnings as SG&A. Derivative gains or losses included in accumulated other comprehensive income are released into earnings at the time the hedged transaction occurs as a component of SG&A.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company uses a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than quoted market prices included in Level 1 such as quoted market prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Comprehensive Income

Comprehensive income is a measure of net income and all other changes in equity that result from transactions other than with equity holders, and would normally be recorded in the consolidated statements of stockholders' equity and the consolidated statements of comprehensive income. Other comprehensive income consists of unrealized gains and losses from derivative instruments designated as cash flow hedges and postretirement medical plan adjustments.

Treasury Stock

The Company records the repurchase of shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Recently Issued Accounting Pronouncements

No accounting pronouncements have been issued recently that are expected to impact the Company's consolidated financial statements.

Recently Adopted Accounting Pronouncements

The Company has not adopted any new accounting pronouncements that had a material impact on the Company's consolidated financial statements.

3.   Related Party Transactions

One of the Company's suppliers, Advantage Solutions Inc., was determined to be a related party of the Company through June 17, 2022 in fiscal year 2022 as well as in fiscal years 2021 and 2020. Advantage Solutions Inc. is a provider of in-club product demonstration and sampling services. Currently, the Company engages them from time to time to provide ancillary support services, including temporary club labor, as needed. The Company incurred approximately $3.1 million, $2.9 million, and $13.5 million of costs payable to Advantage Solutions for services rendered during fiscal years 2022, 2021 and 2020, respectively. The demonstration and sampling service fees are fully funded by merchandise vendors who participate in the program.

4.   Leases

The Company has operating and finance leases for certain of the Company's clubs and transportation vehicles, and operating leases for certain distribution centers, stand-alone gas stations, and the Club Support Center.

The initial primary term of the Company's operating leases ranges from 1 to 44 years, with most of these leases having an initial term of 20 years. The initial primary term of the Company's four finance leases ranges from 5 years to 20 years, with most of these leases having an initial term of 20 years.

The following table summarizes the Company's finance and operating lease liabilities and lease assets as of January 28, 2023 and January 29, 2022 (in thousands):

	January 28, 2023		January 29, 2022	Consolidated Balance Sheet Classification
Assets:				
Operating lease assets	$	2,142,925	$	2,131,986	Operating lease right-of-use assets, net
Finance lease assets		33,679		19,283	Land and buildings
Less: finance lease amortization		(13,555)		(11,706)	Accumulated depreciation and amortization
Total lease assets	$	2,163,049	$	2,139,563	
Liabilities:				
Current:				
Operating lease liabilities	$	177,233	$	141,453	Current portion of operating lease liabilities
Finance lease liabilities		1,629		1,266	Accrued expenses and other current liabilities
Long-term:				
Operating lease liabilities		2,058,797		2,059,760	Long-term operating lease liabilities
Finance lease liabilities		18,832		14,816	Other non-current liabilities
Total lease liabilities	$	2,256,491	$	2,217,295	

In fiscal year 2022, the Company recorded a lease asset impairment charge of $1.2 million included in loss from discontinued operations, net of taxes within the consolidated statements of operations and comprehensive income. There were no impairments of lease assets in fiscal years 2021 or 2020.

The following table is a summary of the components of net lease costs for fiscal years 2022, 2021, and 2020 (in thousands):

	Fiscal Year Ended					
	January 28, 2023		January 29, 2022		January 30, 2021	
Finance lease cost:						
Amortization of lease assets[a]	$	1,849	$	1,128	$	564
Interest on lease liabilities[b]		2,745		4,022		3,965
Total finance lease costs		4,594		5,150		4,529
Operating lease cost[a]		357,284		336,094		327,325
Variable lease cost[a]		10,129		85		230
Sublease income[a]		(3,973)		(980)		(251)
Net lease costs	$	368,034	$	340,349	$	331,833

(a) Amortization of finance lease assets, operating lease cost, variable lease cost, and sublease income are primarily included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. Variable lease cost for fiscal year 2022 includes $4.8 million of costs incurred to purchase assets deemed to be owned by the lessor of the Company's Club Support Center and increases in rental payments based on an index.

(b) Interest recognized on finance lease liabilities is included in interest expense, net in the consolidated statements of operations and comprehensive income.

The weighted-average remaining lease term and weighted-average discount rate for operating and finance leases as of January 28, 2023 and January 29, 2022 were as follows:

	January 28, 2023	January 29, 2022
Weighted-average remaining lease term (in years) - operating leases	10.4	8.9
Weighted-average remaining lease term (in years) - finance leases	10.8	11.2
Weighted-average discount rate - operating leases	7.8 %	7.8 %
Weighted-average discount rate - finance leases	7.9 %	7.7 %

Cash paid for amounts included in the measurement of lease liabilities were as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Operating cash flows paid for operating leases	$ 350,234	$ 325,941	$ 317,997
Operating cash flows paid for interest portion of finance leases	2,745	4,022	3,965
Financing cash flows paid for principal portion of finance leases	1,343	1,112	984

Supplemental cash flow information related to lease assets and lease liabilities were as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Operating lease liabilities arising from obtaining right-of-use assets	$ 220,547	$ 261,228	$ 154,714
Financing lease liabilities arising from obtaining right-of-use assets	7,443	—	—
Financing obligations arising from failed sale-leasebacks	3,487	666	—

Future lease commitments to be paid by the Company as of January 28, 2023 were as follows (in thousands):

Fiscal Year	Operating Leases	Finance Leases
2023	$ 346,716	$ 4,244
2024	339,850	4,244
2025	322,088	4,571
2026	309,041	4,601
2027	287,532	2,920
Thereafter	1,655,928	17,007
Total future minimum lease payments	3,261,155	37,587
Less: imputed interest	(1,025,125)	(17,126)
Present value of lease liabilities	$ 2,236,030	$ 20,461

As of January 28, 2023, the Company had certain executed real estate, gas station, and transportation vehicle leases that have not yet commenced and therefore are not reflected in the tables above. These leases are expected to commence primarily in fiscal year 2023 with lease terms ranging from 4 years to 25 years. We estimate future lease commitments for these leases to be approximately $267.8 million.

5. Debt and Credit Arrangements

Debt consisted of the following at January 28, 2023 and January 29, 2022 (in thousands):

	January 28, 2023	January 29, 2022
ABL Revolving Facility	$ 405,000	$ —
ABL Facility	—	50,000
First Lien Term Loan	450,000	701,920
Unamortized original issue discount and debt issuance costs	(2,120)	(3,352)
Less: Short-term debt	(405,000)	—
Long-term debt	$ 447,880	$ 748,568

ABL Revolving Facility

On July 28, 2022, the Company entered into the ABL Revolving Facility with an ABL Revolving Commitment of $1.2 billion pursuant to that certain credit agreement (the "Credit Agreement") with Bank of America, N.A., as administrative agent and collateral agent, and the other lenders party thereto. The maturity date of the ABL Revolving Facility is July 28, 2027. In connection with this transaction, the Company extinguished the ABL Facility.

Revolving loans under the ABL Revolving Facility are available in an aggregate amount equal to the lesser of the aggregate ABL Revolving Commitment or a borrowing base based on the value of certain inventory, accounts and credit card receivables, subject to specified advance rebates and reserves as set forth in the Credit Agreement. Indebtedness under the ABL Revolving Facility is secured by substantially all of the assets (other than real estate) of the Company and its subsidiaries, subject to customary exceptions. As amended, interest on the ABL Revolving Facility is calculated either at the Secured Overnight Financing Rate ("SOFR") plus a range of 100 to 125 basis points or a base rate plus 0 to 25 basis points, based on excess availability. The Company will also pay an unused commitment fee of 20 basis points per annum on the unused ABL Revolving Commitment. Each borrowing is for a period of one, three, or six months, as selected by the Company, or for such other period that is twelve months or less requested by the Company and consented to by the lenders and administrative agent.

The ABL Revolving Facility places certain restrictions (i.e., covenants) upon the Borrower's, and its subsidiaries', ability to, among other things, incur additional indebtedness, pay dividends and make certain loans, investments and divestitures. The ABL Revolving Facility contains customary events of default (including payment defaults, cross-defaults to certain of our other indebtedness, breach of representations and covenants and change of control). The occurrence of an event of default under the ABL Revolving Facility would permit the lenders to accelerate the indebtedness and terminate the ABL Revolving Facility.

As of January 28, 2023, there was $405.0 million outstanding in loans under the ABL Revolving Facility and $11.5 million in outstanding letters of credit. The interest rate on the revolving credit facility was 5.63%, and unused capacity was $535.2 million.

ABL Facility - Former Credit Agreement

The ABL Revolving Facility replaced the ABL Facility, which was comprised of a $950.0 million revolving credit facility and a $50.0 million term loan. The ABL Facility was secured on a senior basis by certain "liquid assets" of the Company and secured on a junior basis by certain "fixed assets" of the Company. The $50.0 million term loan payment terms were restricted in that the term loan could not be repaid unless all loans outstanding under the ABL Facility are repaid, and once repaid, cannot be re-borrowed. The availability under the $950.0 million revolving credit facility was restricted based on eligible monthly merchandise inventories and receivables as defined in the facility agreement. Interest on the revolving credit facility was calculated either at the London Interbank Offered Rate ("LIBOR") plus a range of 125 to 175 basis points or a base rate plus a range of 25 to 75 basis points; and interest on the term loan was calculated at LIBOR plus a range of 200 to 250 basis points or a base rate plus a range of 100 to 150 basis points, in all cases based on excess availability. The applicable spread of LIBOR and base rate loans at all levels of excess availability stepped down by 12.5 basis points upon achieving total net leverage of 3.00 to 1.00. The ABL Facility also provided a sub-facility for issuance of letters of credit subject to certain fees defined in the ABL Facility agreement. The ABL Facility was subject to various commitment fees during the term of the facility based on utilization of the revolving credit facility and was scheduled to mature on August 17, 2023.

As of January 29, 2022, there was $50.0 million outstanding in borrowings under the ABL Facility and $12.7 million in outstanding letters of credit. Also on that date, the interest rate on the revolving credit facility was 1.23%, the interest rate on the term loan was 2.10% and unused capacity was $886.9 million.

First Lien Term Loan

On January 5, 2023, the Company entered into an amendment (the "Third Amendment") to the First Lien Term Loan Credit Agreement, with Nomura Corporate Funding Americas, LLC, as administrative agent and collateral agent and the lenders party thereto. BofA Securities, Inc., Deutsche Bank Securities Inc., and Wells Fargo Securities LLC acted as joint lead arrangers and joint bookrunners of the Third Amendment.

The Third Amendment, among other things, extends the maturity date with respect to the term loans outstanding under the First Lien Term Loan Credit Agreement from February 3, 2024 to February 3, 2027. In addition, the Third Amendment transitions the interest rate, effective immediately, from LIBOR to SOFR and changes the applicable margin from LIBOR plus 200 – 225 basis points per annum to SOFR plus 275 basis points per annum.

Voluntary prepayments are permitted. Principal payments must be made on the First Lien Term Loan pursuant to an annual excess cash flow calculation when the net leverage ratio exceeds 3.50 to 1.00. The First Lien Term Loan is subject to certain affirmative and negative covenants but no financial covenants. It is secured on a senior basis by certain "fixed assets" of the Company and on a junior basis by certain "liquid" assets of the Company.

Total fees associated with the refinancing were approximately $3.2 million. The Company expensed $0.6 million of previously capitalized debt issuance costs and original issue discount and expensed $2.0 million of new third-party fees. The Company deferred $1.2 million of new debt issuance costs and original issue discount.

On July 13, 2020, the Company paid $150.0 million of the principal amount due on the First Lien Term Loan. In connection with the payment, the Company expensed $1.3 million of previously capitalized deferred debt issuance costs and original issue discount. On July 29, 2020, due to upgrades in credit ratings, the base rate was reduced to LIBOR plus 200 basis points.

On October 30, 2020, the Company borrowed $260.0 million from the ABL Facility. The proceeds from the Company's borrowing, as well as $100.0 million of the Company's cash and cash equivalents, were used to pay $360.0 million of the principal amount due on the First Lien Term Loan. In connection with the payment, the Company expensed $2.8 million of previously capitalized deferred debt issuance costs and original issue discount.

On April 30, 2021, the Company used $100.0 million of cash and cash equivalents to pay $100.0 million of the principal amount outstanding on the First Lien Term Loan. In connection with the payment, the Company expensed $0.7 million of previously capitalized debt issuance costs and original issue discount.

As of January 29, 2022, there was $701.9 million outstanding on the First Lien Term Loan and the interest rate was 2.11%.

As of January 28, 2023, there was $450.0 million outstanding under the First Lien Term Loan, which reflects the Company's previous repayment of approximately $151.9 million of the principal amount outstanding under the First Lien Term Loan Credit Agreement during the fourth quarter of fiscal year 2022 in connection with the Third Amendment. The interest rate was 7.11% as of fiscal year end.

Future minimum payments

Scheduled future minimum principal payments on debt as of January 28, 2023 are as follows (in thousands):

Fiscal Year:		Principal Payments
2023	$	405,000
2024		—
2025		—
2026		—
2027		450,000
Thereafter		—
Total	$	855,000

6. Interest Expense, Net

The following details the components of interest expense for the periods presented (in thousands):

	Fiscal Year Ended					
	January 28, 2023		January 29, 2022		January 30, 2021	
Interest on debt	$	37,533	$	45,124	$	65,064
Interest on financing obligations		4,269		4,022		3,965
Amortization of debt issuance costs		1,719		2,193		2,496
Accretion of original issue discount		1,046		1,195		1,865
Debt extinguishment and refinancing charges		3,256		657		4,077
(Gain) loss on cash flow hedge		(165)		6,340		6,927
Capitalized interest		(196)		(87)		(9)
Interest expense, net	$	47,462	$	59,444	$	84,385

7. Goodwill and Intangible Assets

The carrying value of goodwill and the change in the balance for the fiscal years ended January 28, 2023 and January 29, 2022 is as follows (in thousands):

	Fiscal Year Ended	
	January 28, 2023	January 29, 2022
Beginning balance	$ 924,134	$ 924,134
Acquisition (Note 19)	84,682	—
Ending balance	$ 1,008,816	$ 924,134

Intangible assets consist of the following (in thousands):

	January 28, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Intangible Assets Not Subject to Amortization:			
BJ's trade name	$ 90,500	$ —	$ 90,500
Intangible Assets Subject to Amortization:			
Member relationships	245,100	(220,567)	24,533
Private label brands	8,500	(8,028)	472
Total intangible assets	$ 344,100	$ (228,595)	$ 115,505

	January 29, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Intangible Assets Not Subject to Amortization:			
BJ's trade name	$ 90,500	$ —	$ 90,500
Intangible Assets Subject to Amortization:			
Member relationships	245,000	(212,041)	32,959
Private label brands	8,500	(7,319)	1,181
Total intangible assets	$ 344,000	$ (219,360)	$ 124,640

The Company records amortization expense of intangible assets as a component of SG&A. Member relationships are amortized over 15.3 years and private label brands are amortized over 12 years. Member relationships will primarily be amortized through fiscal year 2026 and private label brands will be amortized through fiscal year 2023.

The Company recorded amortization expense of $9.2 million, $10.5 million and $11.9 million as a component of SG&A for the fiscal years 2022, 2021, and 2020, respectively. The Company estimates that amortization expense related to intangible assets will be as follows in each of the next five fiscal years (in thousands):

Fiscal Year	Amortization Expense
2023	$ 7,873
2024	6,523
2025	5,646
2026	4,894
2027	7
Thereafter	62
Total	$ 25,005

8. Commitments and Contingencies

The Company is involved in various legal proceedings that are typical of a retail business. In accordance with applicable accounting guidance, an accrual will be established for legal proceedings if and when those matters present loss contingencies that are both probable and estimable. The Company does not believe the resolution of any current proceedings will result in a material loss to the consolidated financial statements.

9. Stock Incentive Plans

On June 13, 2018, the Company's board of directors adopted, and its stockholders approved, the BJ's Wholesale Club Holdings, Inc. 2018 Incentive Award Plan (the "2018 Plan"). The 2018 Plan provides for the grant of stock options, restricted stock, dividend equivalents, stock payments, restricted stock units, performance shares, other incentive awards, stock appreciation rights, and cash awards. Prior to the adoption of the 2018 Plan, the Company granted stock-based compensation to employees and non-employee directors, respectively, under the Fourth Amended and Restated 2011 Stock Option Plan of BJ's Wholesale Club Holdings, Inc. (f/k/a Beacon Holdings, Inc.), as amended (the "2011 Plan"), and the 2012 Director Stock Option Plan of BJ's Wholesale Club Holdings, Inc. (f/k/a Beacon Holding Inc.), as amended (the "2012 Director Plan"). No further grants will be made under 2011 Plan or the 2012 Director Plan.

The 2018 Plan authorizes the issuance of 13,148,058 shares, including 985,369 shares that were reserved but not issued under the 2011 Plan and the 2012 Director Plan. If an award under the 2018 Plan, 2011 Plan or 2012 Director Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2018 Plan. Additionally, shares tendered or withheld to satisfy grant or exercise price, or tax withholding obligations associated with an award under the 2018 Plan, the 2011 Plan or the 2012 Director Plan will be added to the shares authorized for grant under the 2018 Plan. The following shares may not be used again for grant under the 2018 Plan: (1) shares subject to a stock appreciation right ("SAR"), that are not issued in connection with the stock settlement of the SAR on its exercise and (2) shares purchased on the open market with the cash proceeds from the exercise of options under the 2018 Plan, 2011 Plan, or 2012 Director Plan. As of January 28, 2023, there were 5,317,455 shares available for future issuance under the 2018 Plan.

On April 16, 2021, the Compensation Committee approved a modification to the equity awards agreements under the 2011 Plan, 2012 Director Plan, and 2018 Plan. In the event that an employee is terminated due to death or disability, the modified equity award agreements provide for: (i) full vesting of all time-based awards, including restricted stock awards and stock options, (ii) pro-rata vesting of all performance-based awards, including performance share units, based on actual performance as of the end of the applicable performance period, pro-rated based on the period of employment during the applicable performance period, and (iii) the extension of the post-termination exercise window for vested stock options. In fiscal 2021, the Company recognized $17.5 million of stock-based compensation expense due to the accelerated vesting of equity awards, related to the passing of a former executive. There was no accelerated vesting of awards in fiscal year 2022.

The Company recognized $42.6 million, $53.8 million, and $32.2 million of total stock-based compensation for fiscal years 2022, 2021 and 2020, respectively. As of January 28, 2023, there was approximately $53.9 million of unrecognized compensation cost, most of which is expected to be recognized over the next three years.

Stock option awards are generally granted with vesting periods of three years. All options have a contractual term of ten years. No options were granted during fiscal year 2022 or 2021. The fair value of the options granted in fiscal year 2020 was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions (no dividends were expected).

Risk-free interest rate	0.44 %
Expected volatility	25.0 %
Weighted-average expected option life (in years)	5.75 - 6.0
Weighted-average grant-date fair value	$6.16 - $6.29

The risk-free interest rate was based on United States Treasury yields in effect at the time of the grant for notes with terms comparable to the awards. The expected option life represents an estimate of the period of time options are expected to remain outstanding based upon an average of the vesting and contractual terms of the options. Forfeitures are recorded as incurred.

Presented below is a summary of the stock option activity and weighted-average exercise prices for the fiscal year ended January 28, 2023:

(Options in thousands)	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (in years)
Outstanding, beginning of period	2,282	$ 19.68	
Forfeited	(3)	25.07	
Exercised	(491)	17.20	
Outstanding, end of period	1,788	20.35	5.8
Vested and expected to vest, end of period	1,788	20.35	5.8
Exercisable, end of period	1,712	20.14	5.8

The total intrinsic value of options exercised in fiscal years 2022, 2021 and 2020 was $25.1 million, $55.2 million, and $45.0 million, respectively. The Company received a tax benefit related to these option exercises of approximately $7.0 million, $15.5 million, and $12.6 million in fiscal years 2022, 2021 and 2020, respectively. As of January 28, 2023, the total intrinsic value of options vested and expected to vest was $88.2 million.

Presented below is a summary of our non-vested restricted shares, restricted stock units and performance stock and weighted-average grant-date fair values for the fiscal year ended January 28, 2023:

	Restricted Stock		Restricted Stock Units		Performance Stock	
(Shares in thousands)	Shares	Weighted-average Grant-Date Fair Value	Shares	Weighted-average Grant-Date Fair Value	Shares	Weighted-average Grant-Date Fair Value
Outstanding, beginning of period	1,053	$ 34.36	26	$ 46.82	674	$ 39.76
Granted	310	67.43	24	58.61	183	67.54
Forfeited	(20)	39.76	—	—	(3)	44.45
Vested	(593)	31.58	(26)	46.82	—	—
Outstanding, end of period	750	$ 50.10	24	$ 58.61	854	$ 45.70

As it relates to performance stock, the table above reflects a 100% payout, however, the actual payout for the fiscal year 2020 grants which vest in the first quarter of fiscal year 2023 is expected to be 200% and actual payout for performance stock grants in fiscal years 2021 and 2022 could be up to 200%.

The fair value as of the vesting date was $40.5 million for restricted stock and $1.5 million for restricted stock units.

2018 Employee Stock Purchase Plan

On June 14, 2018, the Company's board of directors adopted and and its stockholders approved the BJ's Wholesale Club Holdings, Inc. 2018 Employee Stock Purchase Plan (the "ESPP"), which became effective the day prior to the first day of public trading of the Company's equity securities. The aggregate number of shares of common stock that was be reserved for issuance under our ESPP was be equal to the sum of (i) 973,014 shares and (ii) an annual increase on the first day of each calendar year beginning in 2019 and ending in 2028 equal to the lesser of (A) 486,507 shares, (B) 0.5% of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares as determined by the board of directors. The offering under the ESPP commenced on January 1, 2019. The amount of expense recognized in the fiscal years 2022, 2021, and 2020, was $1.1 million, $0.8 million and $0.6 million, respectively.

10. Treasury Shares and Share Repurchase Programs

Treasury Shares Acquired on Restricted Stock Awards

Shares reacquired to satisfy tax withholding obligations upon the vesting of restricted stock awards in fiscal year 2022, 2021, and 2020 were 264,167 shares, 376,758 shares and 212,173 shares, respectively. These reacquired shares were recorded as $18.0 million, $16.8 million, and $6.5 million of treasury stock in fiscal years 2022, 2021, and 2020, respectively.

Share Repurchase Programs

On December 19, 2019, the Company's board of directors authorized the repurchase of up to $250.0 million of the Company's outstanding common stock from time to time as market conditions warrant (the "2019 Repurchase Program"). The 2019 Repurchase Program was fully exhausted on November 17, 2021.

On November 16, 2021, the Company's board of directors approved a new share repurchase program (the "2021 Repurchase Program"), effective immediately, that allows the Company to repurchase up to $500.0 million of its outstanding common stock. The 2021 Repurchase Program expires in January 2025. The Company initiated the 2019 Repurchase Program and the 2021 Repurchase Program to mitigate potentially dilutive effects of stock options and shares of restricted stock granted by the Company, in addition to enhancing stockholder value.

As of January 28, 2023, $318.7 million remained available to purchase under the 2021 Repurchase Program. In fiscal year 2022, the Company repurchased 2,234,708 shares of common stock totaling $152.5 million.

11. Income Taxes

The provision for income taxes from continuing operations includes the following (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Federal:			
Current	$ 115,270	$ 88,507	$ 94,947
Deferred	4,103	1,951	(1,130)
State:			
Current	62,914	43,118	51,074
Deferred	(6,025)	(2,457)	(8,066)
Total income tax provision	$ 176,262	$ 131,119	$ 136,825

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Statutory federal income tax rates	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	6.5	5.8	6.1
Work opportunity and solar energy tax credit	(0.7)	(0.8)	(0.6)
Charitable contributions	(0.2)	(0.3)	(0.2)
Prior year adjustments	—	—	(0.2)
Excess tax benefit related to stock-based compensation	(1.3)	(2.4)	(1.5)
Other	0.2	0.2	(0.1)
Effective income tax rate	25.5 %	23.5 %	24.5 %

Significant components of the Company's deferred tax assets and liabilities as of January 28, 2023 and January 29, 2022 are as follows (in thousands):

	January 28, 2023	January 29, 2022
Deferred tax assets:		
Operating lease liability	$ 633,245	$ 616,340
Self-insurance reserves	41,733	37,188
Compensation and benefits	25,513	25,958
Financing obligations	6,535	3,287
Interest rate swap	—	87
Environment clean up reserve	5,525	4,939
Startup costs	2,495	1,987
Other	26,404	22,863
Total deferred tax assets	$ 741,450	$ 712,649
Deferred tax liabilities:		
Operating lease right-of-use assets	$ 606,878	$ 596,957
Property and equipment	133,785	116,053
Intangible assets	33,883	34,899
Debt costs	455	1,324
Other	11,974	10,759
Total deferred tax liabilities	786,975	759,992
Net deferred tax liabilities	$ (45,525)	$ (47,343)

The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate sufficient taxable income during the periods in which the temporary differences become deductible. The Company has determined that it is more likely than not that the results of future operations and the reversals of existing taxable temporary differences will generate sufficient taxable income to realize the deferred tax assets. Therefore, no valuation allowance has been recorded. In making this determination, the Company considered historical levels of income as well as projections for future periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Fiscal Year Ended	
	January 28, 2023	January 29, 2022
Balance, beginning of period	$ 2,263	$ 2,201
Additions for tax positions taken during the current year	109	105
Lapses in statute of limitations	(961)	(43)
Balance, end of period	$ 1,411	$ 2,263

The total amount of unrecognized tax benefits, reflective of federal tax benefits at both January 28, 2023 and January 29, 2022 that, if recognized, would favorably affect the effective tax rate was $1.2 million and $2.0 million, respectively.

As of January 28, 2023, management has determined it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by $0.1 million, due to the expiration of statute of limitations and expected resolution of state tax audits. The Company's tax years from 2018 forward remain open and are subject to examination by the Internal Revenue Service or various state taxing jurisdictions.

The Company classifies interest expense and any penalties related to income tax uncertainties as a component of income tax expense. For fiscal years 2022, 2021, and 2020, the Company recognized no interest income or expense. As of January 28, 2023 and January 29, 2022, the Company had $0.1 million and $0.2 million, respectively, of accrued interest related to income tax uncertainties.

12. Retirement Plans

Under the Company's 401(k) savings plans, participating employees may make pretax contributions up to 50% of covered compensation subject to federal limits. The Company matches employee contributions at 50% of the first six percent of covered compensation. The Company's expense under these plans was $13.7 million, $11.1 million and $11.6 million for fiscal years 2022, 2021, and 2020, respectively.

The Company has a non-contributory defined contribution retirement plan for certain key employees. Under this plan, the Company funds annual retirement contributions for the designated participants on an after-tax basis. The Company's contributions equaled 5% of the participants' base salary. Participants become fully vested in their contribution accounts at the end of the fiscal year in which they complete four full fiscal years of service. Expense under this plan was $3.7 million, $1.8 million and $2.8 million in fiscal years 2022, 2021 and 2020, respectively.

13. Asset Retirement Obligations

The following is a summary of activity relating to the liability for asset retirement obligations, which the Company will incur primarily in connection with the expected future removal of gasoline tanks, solar panels and the related infrastructure. The following is included in other non-current liabilities on the consolidated balance sheets (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Balance, beginning of period	$ 21,378	$ 19,329	$ 17,153
Accretion expense	1,497	1,419	1,302
Liabilities incurred during the year	461	630	874
Balance, end of period	$ 23,336	$ 21,378	$ 19,329

14. Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows (in thousands):

	January 28, 2023	January 29, 2022
Deferred membership fee income	$ 183,692	$ 174,916
Employee compensation	128,483	141,863
Outstanding checks and payables	104,903	133,966
Insurance reserves	53,183	48,379
BJ's Perks rewards	51,114	40,804
Sales, property, use and other taxes	50,004	47,161
Fixed asset accruals	37,629	29,640
Deferred revenues	30,920	27,717
Utilities, advertising and accrued interest	23,138	21,699
Legal, sales, and membership fee reserves	17,518	14,870
Gift cards	14,092	11,799
Repairs and common area maintenance	11,374	10,174
Professional services	11,311	8,251
Accrued federal and state income taxes	10,950	10,875
Other	39,100	26,131
Total accrued expenses and other current liabilities	$ 767,411	$ 748,245

The following table summarizes membership fee income activity for each of the last two fiscal years (in thousands):

	Fiscal Year Ended	
	January 28, 2023	**January 29, 2022**
Deferred membership fee income, beginning of period	$ 174,916	$ 155,580
Cash received from members	405,506	380,273
Revenue recognized in earnings	(396,730)	(360,937)
Deferred membership fee income, end of period	$ 183,692	$ 174,916

15. Other Non-current Liabilities

The major components of other non-current liabilities are as follows (in thousands):

	January 28, 2023	**January 29, 2022**
Insurance reserves	$ 110,777	$ 98,851
Co-brand deferred revenue and other	32,549	22,082
Asset retirement obligations	23,336	21,378
Financing obligations	27,415	14,816
Total other non-current liabilities	$ 194,077	$ 157,127

16. Derivative Financial Instruments

Interest Rate Swaps

On November 13, 2018, the Company entered into three forward starting interest rate swaps (the "Interest Rate Swaps"), which were effective starting on February 13, 2019 and fixed the LIBOR component of $1.2 billion of its floating rate debt at a rate of approximately 3.0% from February 13, 2019 until February 13, 2022. The Company elected hedge accounting for the interest rate swap agreements, and, as such, the effective portion of the gains or losses were recorded as a component of other comprehensive income and the ineffective portion of gains or losses were recorded as interest expense.

On October 30, 2020, the Company borrowed $260.0 million from the ABL Facility. The proceeds from the Company's borrowing, as well as $100.0 million of the Company's cash and cash equivalents, were used to pay $360.0 million of the principal amount due on the First Lien Term Loan. Due to the payment of debt principal on the First Lien Term Loan, the Company determined that certain interest payments are no longer probable and that a portion of one of the interest rate swap agreements would be ineffective as a result of the payment of debt principal, and as such reclassified $5.1 million of losses recorded in accumulated other comprehensive income to interest expense.

On November 10, 2020, the Company terminated one of the Interest Rate Swaps, which fixed $360.0 million of its floating rate debt at a rate of approximately 3.0%. An additional interest rate swap, which fixed $240.0 million of its floating rate debt at 3.0% was determined to be ineffective. Gains and losses on the ineffective interest rate swap agreement w recorded as interest expense.

On April 30, 2021, the Company used $150.0 million of its cash and cash equivalents to pay $100.0 million of the principal amount outstanding on the First Lien Term Loan and $50.0 million of the outstanding amounts on the ABL Facility. The Company accelerated the reclassification of unrealized losses into earnings on the ineffective interest rate swap agreements and reclassified $4.7 million recorded in accumulated other comprehensive income to interest expense, net of tax.

On July 30, 2021, the Company used $210.0 million of its cash and cash equivalents to pay $210.0 million of the principal amount outstanding on the ABL Facility. The Company accelerated the reclassification of unrealized losses into earnings on the ineffective interest rate swap agreements and reclassified $3.5 million recorded in accumulated other comprehensive income to interest expense, net of tax.

The interest rate swaps expired in February 2022. There was no liability recorded as of January 28, 2023 and $2.2 million recorded as of January 29, 2022. The net of tax amount for the effective and ineffective Interest Rate Swaps was recorded in other comprehensive income and interest expense, respectively.

The fair value of derivative instruments included on the consolidated balance sheets are as follows (in thousands):

Accounting for Cash Flow Hedges	Notional Amount	Fixed Rate	Balance Sheet Classification	January 28, 2023	January 29, 2022
Interest rate swap	$ 600,000	3.00 %	Accrued expenses and other current liabilities	$ —	$ (1,540)
Interest rate swap	360,000	3.00 %	Accrued expenses and other current liabilities	—	—
Interest rate swap	240,000	3.00 %	Accrued expenses and other current liabilities	—	(616)
Net carrying amount	**$ 1,200,000**		**Total liabilities**	**$ —**	**$ (2,156)**

17. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair values of the Company's derivative instruments were based on quotes received from third-party banks and represent the estimated amount the Company would pay to terminate the agreements taking into consideration current interest rates as well as the creditworthiness of the counterparties. These inputs were considered to be Level 2. All derivative instruments expired in the first quarter of fiscal year 2022.

Financial Assets and Liabilities

The fair value of the Company's long-term debt is estimated based on current market rates for our specific debt instrument. Judgment is required to develop these estimates. As such, the estimated fair value of long-term debt is classified within Level 2, as defined under U.S. GAAP.

The gross carrying amount and fair value of the Company's debt at January 28, 2023 are as follows (in thousands):

	Carrying Amount	Fair Value
First Lien Term Loan	$ 450,000	$ 450,482
ABL Revolving Facility	405,000	405,000
Total Debt	$ 855,000	$ 855,482

The gross carrying amount and fair value of the Company's debt at January 29, 2022 are as follows (in thousands):

	Carrying Amount	Fair Value
First Lien Term Loan	$ 701,920	$ 702,053
ABL Facility	50,000	50,000
Total Debt	$ 751,920	$ 752,053

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The Company measures certain non-financial assets and liabilities, including long-lived assets, at fair value on a non-recurring basis. See Note 2 for further information.

The Company believes that the carrying amounts of its other financial instruments, including cash, accounts receivable, and accounts payable approximate their carrying value due to the short-term maturities of these instruments.

18. Earnings Per Share

The table below reconciles basic weighted-average common shares outstanding to diluted weighted-average common shares outstanding for fiscal years 2022, 2021 and 2020 (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Weighted-average shares of common stock outstanding, used for basic computation	134,017	135,386	136,111
Plus: Incremental shares of potentially dilutive securities:			
Stock incentive awards	2,456	2,659	2,765
Weighted-average shares of common stock and dilutive potential shares of common stock outstanding	136,473	138,045	138,876

The table below summarizes restricted shares and stock options that were excluded from the computation of diluted earnings for fiscal years 2022, 2021, and 2020 as their inclusion would have been anti-dilutive (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Restricted shares	75	32	207
Stock options	—	—	276

19. Acquisitions

On May 2, 2022, the Company completed the Acquisition to bring substantially all of its end-to-end perishable supply chain in-house. The total consideration paid by the Company in connection with the Acquisition was approximately $375.6 million, excluding transaction costs. For the fiscal year ended January 28, 2023, the Company recorded transaction and integration costs related to the Acquisition of $12.3 million. These costs are included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

The following table summarizes the consideration paid and the fair values of the assets acquired and liabilities assumed (in thousands) in connection with the Acquisition:

	As of May 2, 2022		
	Initial fair value[a]	Adjustments	Updated fair value
Assets:			
Property and equipment, net	$ 203,400	$ —	$ 203,400
Merchandise inventories	88,072	—	88,072
Goodwill	84,682	—	84,682
Operating lease right-of-use assets, net	15,994	575	16,569
Prepaid expenses and other current assets	433	—	433
Intangibles, net	100	—	100
Total Assets	392,681	575	393,256
Liabilities			
Long-term operating lease liabilities	(15,994)	(575)	(16,569)
Accrued expenses and other current liabilities	(1,106)	—	(1,106)
Total liabilities	(17,100)	(575)	(17,675)
Total consideration paid, including working capital adjustments	$ 375,581	$ —	$ 375,581

(a) Initial fair value disclosed in our Quarterly Report on Form 10-Q for the period ended July 30, 2022, filed with the SEC on August 26, 2022

Goodwill represents the excess of the purchase price over the net identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the assembled workforce and bringing the Company's perishable supply chain in-house. Goodwill deductible for tax purposes is $84.7 million.

The Acquisition was accounted for as a business combination using the acquisition method with the Company as the accounting acquirer in accordance with ASC 805. Under this method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed of the acquiree based upon their estimated fair values at the acquisition date.

For the fiscal year ended January 28, 2023, the Acquisition generated an incremental $66.8 million in revenue. It is impracticable to provide historical supplemental pro forma financial information along with earnings during the period subsequent to the Acquisition due to a variety of factors, including access to historical information and the operations of acquirees being integrated within the Company shortly after closing and not operating as discrete entities within the Company's organizational structure.

20. Condensed Financial Information of Registrant (Parent Company Only)

BJ'S WHOLESALE CLUB HOLDINGS, INC.
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(Amounts in thousands)

	January 28, 2023	January 29, 2022
ASSETS		
Investment in subsidiaries	$ 1,046,837	$ 648,108
STOCKHOLDERS' EQUITY		
Preferred stock; $0.01 par value; 5,000 shares authorized, and no shares issued or outstanding	$ —	$ —
Common stock; $0.01 par value; 300,000 shares authorized, 146,347 shares issued and 133,903 shares outstanding at January 28, 2023; 300,000 shares authorized, 145,451 shares issued and 135,506 shares outstanding at January 29, 2022	1,463	1,454
Additional paid-in capital	960,105	904,009
Retained earnings	644,490	131,313
Treasury stock, at cost, 12,444 shares at January 28, 2023 and 9,945 shares at January 29, 2022	(559,221)	(388,668)
Total stockholders' equity	$ 1,046,837	$ 648,108

BJ'S WHOLESALE CLUB HOLDINGS, INC.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands, except per share amounts)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Equity in net income of subsidiaries	$ 513,177	$ 426,652	$ 421,030
Net income	513,177	426,652	421,030
Net income per share:			
Basic	$ 3.83	$ 3.15	$ 3.09
Diluted	3.76	3.09	3.03
Weighted-average number of shares outstanding:			
Basic	134,017	135,386	136,111
Diluted	136,473	138,045	138,876

A statement of cash flows has not been presented as BJ's Wholesale Club Holdings, Inc. did not have any cash as of, or for, the years ended January 28, 2023, January 29, 2022, or January 30, 2021.

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of BJ's Wholesale Club Holdings, Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of BJ's Wholesale Club Holdings, Inc.'s operating subsidiaries to pay dividends may be restricted due to terms of the subsidiaries' First Lien Term Loan and ABL Revolving Facility, as defined in Note 5. For example, the covenants of the ABL Revolving Facility restrict the payment of dividends to, among other exceptions, (i) a greater of $135.0 million or 15.0% of trailing 12 months EBITDA general basket, (ii) a basket for unlimited dividends and distributions if there is no specified event of default and either (x) (A) availability under the ABL Revolving Facility is not less than 17.5% of the lesser of the commitments under the ABL Revolving Facility and the borrowing base under the ABL Revolving Facility for the 30 consecutive day period ending immediately prior to such dividend or distribution and (B) availability under the ABL Revolving Facility is not less than 17.5% of the lesser of the commitments under the ABL Revolving Facility and the borrowing base under the ABL Revolving Facility on the date of such dividend or distribution or (y) (A) availability under the ABL Revolving Facility is not less than 12.5% of the lesser of the commitments under the ABL Revolving Facility and the borrowing base under the ABL Revolving Facility for the 30 consecutive day period ending immediately prior to such dividend or distribution, (B) availability under the ABL Revolving Facility is not less than 12.5% of the lesser of the commitments under the ABL Revolving Facility and the borrowing base under the ABL Revolving Facility on the date of such dividend or distribution and (C) the fixed charge coverage ratio as of the end of the most recently ended fiscal quarter for which financial statements are available is not less than 1.00 to 1.00, and (iii)) a basket for up to 7.0% per annum of the market capitalization of BJ's Wholesale Club Holdings, Inc if there is no event of default. The covenants of the First Lien Term Loan restrict the payment of dividends and distributions to, among other exceptions, (i) a $25.0 million general basket, (ii) a basket for unlimited dividends and distributions if no event of default exists and the pro-forma total net leverage ratio is less than or equal to 4.25 to 1.00, (iii) a "growing" basket based on, among other things, retained excess cash flow subject to no event of default and compliance with a pro-forma interest coverage ratio of greater than or equal to 2.00 to 1.00, and (iv) a basket for 6.0% per annum of the net cash proceeds received from such qualified IPO that are contributed to the borrower in cash. As of January 28, 2023, the amount of net income free of such restrictions and available for payment by BJ's Wholesale Club Holdings, Inc. as dividends, was $513.2 million, and the total amount of restricted net assets of consolidated subsidiaries of BJ's Wholesale Club Holdings, Inc. was $113.2 million.

All subsidiaries of BJ's Wholesale Club, Inc. are consolidated. These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of January 28, 2023, the Company's disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As permitted by Securities and Exchange Commission staff guidance, management excluded the internal controls of the four distribution centers and the related private transportation fleet, acquired from Burris Logistics, LLC. on May 2, 2022, from the scope of its assessment of internal control over financial reporting. As of January 28, 2023, the acquired business comprised approximately 6.2% of consolidated total assets and 0.4% of consolidated net sales as of and for the year ended January 28, 2023.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2023. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on the results of this assessment, management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that, as of January 28, 2023, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of January 28, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

The information required by Items 10-14 will be set forth in our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A under the Exchange Act not later than 120 days after the end of the fiscal year covered by this report (the "2023 Proxy Statement"), and is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item, other than the information about our executive officers contained in the discussion entitled "Information about our Executive Officers" in Part I of this Annual Report on Form 10-K, is incorporated by reference to the 2023 Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the 2023 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the 2023 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the 2023 Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(1) Financial Statements

We include this portion of Item 15 under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All schedules are omitted as the required information is either not present, not present in material amounts or presented within the consolidated financial statements or related notes.

(3) Exhibits

The following list of exhibits includes exhibits submitted with this Annual Report on Form 10-K as filed with the SEC and those incorporated by reference to other filings.

Exhibit Number	Exhibit Description
3.1	Second Amended and Restated Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
3.1.1	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38559) filed on June 22, 2020 and incorporated herein by reference).
3.1.2	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38559) filed on June 21, 2022 and incorporated herein by reference).
3.2	Second Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
3.2.1	First Amendment to the Second Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-38559) filed on June 21, 2022 and incorporated herein by reference).
4.1	Description of Company's Securities (filed herewith).
10.1	Amended and Restated Credit Agreement among BJ's Wholesale Club, Inc., the Company, Wells Fargo Bank, National Association, as administrative agent, and the other lenders and issuers party thereto from time to time, dated as of February 3, 2017 (previously filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.1.1	First Amendment to Amended and Restated Credit Agreement by and among BJ's Wholesale Club, Inc., the Company, Wells Fargo Bank, National Association, as administrative agent and the other lenders party thereto, dated as of August 17, 2018 (previously filed as Exhibit 10.1(a) to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.2	First Lien Term Loan Credit Agreement among BJ's Wholesale Club, Inc., the Company, the lenders party thereto from time to time and Nomura Corporate Funding Americas, LLC, as administrative agent and collateral agent, dated as of February 3, 2017 (previously filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.2.1	Refinancing Amendment to First Lien Term Loan Credit Agreement by and among BJ's Wholesale Club, Inc., the Company, the lenders party thereto from time to time and Nomura Corporate Funding Americas, LLC, as administrative agent and collateral agent, dated as of August 13, 2018 (previously filed as Exhibit 10.2(a) to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.2-2	Second Refinancing Amendment to First Lien Term Loan Credit Agreement, by and among BJ's Wholesale Club, Inc., the Company, the lenders party thereto from time to time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent, dated as of January 29, 2020 (filed herewith).
10.2.3	Third Amendment to First Lien Term Loan Credit Agreement, by and among BJ's Wholesale Club, Inc., the Company, the lenders party thereto from time to time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent, dated as of January 5, 2023 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38559) filed on January 9, 2023 and incorporated herein by reference).
10.3	Credit Agreement among BJ's Wholesale Club, Inc., the Company, Bank of America, N.A., as administrative agent and the other lenders and issuers party thereto from time to time, dated as of July 28, 2022 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38559) filed on August 2, 2022 and incorporated herein by reference).
10.4#	Employment Agreement between Robert W. Eddy and BJ's Wholesale Club, Inc., dated as of May 10, 2021 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38559) on May 14, 2021 and incorporated herein by reference).
10.5#	Employment Agreement between Laura L. Felice and BJ's Wholesale Club, Inc., dated as of May 10, 2021 (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-38559) on May 14, 2021 and incorporated herein by reference).
10.6#	Employment Agreement between Scott Kessler and BJ's Wholesale Club, Inc. dated as of May 30, 2017 (previously filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.7#	Employment Agreement between Jeff Desroches and BJ's Wholesale Club, Inc., dated as of April 8, 2018 (previously filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K (File No. 001-38559) on March 17, 2022 and incorporated herein by reference).

10.8#	Employment Agreement between Paul Cichocki and BJ's Wholesale Club, Inc., dated as of January 30, 2020 (previously filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K (File No. 001-38559) on March 19, 2021 and incorporated herein by reference).
10.9#	Fourth Amended and Restated 2011 Stock Option Plan of the Company, effective as of March 24, 2016 (previously filed as Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.9.1#	Amendment to the Fourth Amended and Restated 2011 Stock Option Plan of the Company, dated as of June 14, 2018 (previously filed as Exhibit 10.12(a) to the Company's Annual Report on Form 10-K (File No. 001-38559) on March 17, 2022 and incorporated herein by reference).
10.10#	2012 Director Stock Option Plan of the Company, effective as of April 13, 2012 (previously filed as Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.10.1#	Amendment to the 2012 Director Stock Option Plan of the Company, dated as of June 14, 2018 (previously filed as Exhibit 10.14(a) to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.11#	2018 Incentive Award Plan of the Company (previously filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.12#	Employee Stock Purchase Plan of the Company (previously filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.13#	Non-Employee Director Compensation Policy of the Company (previously filed as Exhibit 10.24 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.13.1#	First Amendment to the Non-Employee Director Compensation Policy of the Company, effective as of October 1, 2020 (previously filed as Exhibit 10.13.1 to the Company's Annual Report on Form 10-K (File No. 001-38559) on March 19, 2021 and incorporated herein by reference).
10.13.2#	Second Amendment to the Non-Employee Director Compensation Policy of the Company, effective as of October 1, 2021 (previously filed as Exhibit 10.3.2 to the Company's Annual Report on Form 10-K (File No. 001-38559) on March 17, 2022 and incorporated herein by reference).
10.14#	Form of Indemnification Agreement for Executive Officers and Directors (previously filed as Exhibit 10.27 to the Company's Registration Statement on Form S-1 (File No. 333-229593) on February 11, 2019 and incorporated herein by reference).
10.15#	BJ's Wholesale Club Annual Incentive Plan, effective as of January 29, 2017 (previously filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No. 001-38559) on March 19, 2021 and incorporated herein by reference).
10.15.1#	First Amendment to BJ's Wholesale Club Annual Incentive Plan, effective as of January 18, 2021 (previously filed as Exhibit 10.15.1 to the Company's Annual Report on Form 10-K (File No. 001-38559) on March 19, 2021 and incorporated herein by reference).
21.1	List of Subsidiaries of the Company (filed herewith).
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (filed herewith).
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (filed herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (filed herewith)
101.PRE	Inline XBRL Taxonomy Extension Linkbase Document (filed herewith)

| 104 | Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*) (filed herewith). |

\#   Represents management compensation plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BJ'S WHOLESALE CLUB HOLDINGS, INC.**

/s/ Robert W. Eddy
_____

Robert W. Eddy
President & Chief Executive Officer

Dated: March 16, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ Robert W. Eddy

Robert W. Eddy
Director, President & Chief Executive Officer
(Principal Executive Officer)
Date: March 16, 2023

/s/ Laura L. Felice

Laura L. Felice
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)
Date: March 16, 2023

/s/ Joseph McGrail

Joseph McGrail
Senior Vice President, Controller
(Principal Accounting Officer)
Date: March 16, 2023

/s/ Christopher J. Baldwin

Christopher J. Baldwin
Chairman
Date: March 16, 2023

/s/ Darryl Brown

Darryl Brown
Director
Date: March 16, 2023

/s/ Maile Clark

Maile Clark
Director
Date: March 16, 2023

/s/ Michelle Gloeckler

Michelle Gloeckler
Director
Date: March 16, 2023

/s/ Ken Parent

Ken Parent
Director
Date: March 16, 2023

/s/ Christopher H. Peterson

Christopher H. Peterson
Director
Date: March 16, 2023

/s/ Robert Steele

Robert Steele
Director
Date: March 16, 2023

BJ'S WHOLESALE CLUB HOLDINGS, INC.
Reconciliation to Adjusted EBITDA
(Amounts in millions)
(Unaudited)

	52 Weeks Ended February 3, 2018		52 Weeks Ended February 2, 2019		52 Weeks Ended January 28, 2023	
Income from continuing operations	$	52	$	127	$	514
Interest expense, net		197		165		47
Provision for income taxes		(28)		12		176
Depreciation and amortization		164		162		201
Compensatory payments related to options		78		—		—
Stock-based compensation expense		9		59		43
Pre-opening expenses		3		6		25
Management fees		8		3		—
Acquisition and integration costs		—		—		12
Non-cash rent		5		5		4
Strategic consulting		30		33		—
Offering costs		—		4		—
Club closing costs and impairment charges		—		4		—
Other adjustments		15		2		15
Adjusted EBITDA	$	534	$	578	$	1,038

Note: Numbers may not foot due to rounding.

BJ'S WHOLESALE CLUB HOLDINGS, INC.
Reconciliation of Net Debt and Net Debt to LTM adjusted EBITDA
(Amounts in millions)
(Unaudited)

	February 3, 2018		January 28, 2023	
Total debt	$	2,712	$	853
Less: Cash and cash equivalents		35		34
Net Debt	$	2,677	$	819
Adjusted EBITDA	$	534	$	1,038
Net debt to LTM adjusted EBITDA		5.0x		0.8x

Note: Numbers may not foot due to rounding.

BJ'S WHOLESALE CLUB HOLDINGS, INC.

Reconciliation of net income to adjusted net income and adjusted net income per diluted share

(Amounts in millions, except per share amounts)

(Unaudited)

	52 Weeks Ended February 2, 2019		52 Weeks Ended February 23, 2023	
Net income as reported	$	127	$	513
Adjustments:				
Offering costs		4		—
Stock-based compensation related to IPO		49		—
Management fees		3		—
Acquisition and integration costs		—		12
Home office transition costs		—		15
(Gain) loss on termination and impairment on discontinued operations club lease		4		1
(Gain) loss on cash flow hedge		—		(0)
Charges and write-offs related to debt		25		3
Tax impact of adjustments to net income		(31)		(9)
Other		4		—
Adjusted net income	$	186	$	535
Weighted-average diluted shares outstanding		140		136
Adjusted EPS	$	1.33	$	3.92

Note: Numbers may not foot due to rounding.

BJ'S WHOLESALE CLUB HOLDINGS, INC.

Reconciliation to Free Cash Flow

(Amounts in millions)

(Unaudited)

	52 Weeks Ended February 2, 2019		52 Weeks Ended February 1, 2020		52 Weeks Ended January 30, 2021		52 Weeks Ended January 29, 2022		52 Weeks Ended January 28, 2023	
Net cash provided by operating activities	$	427	$	355	$	869	$	832	$	788
Less: Additions to property and equipment, net of disposals		146		197		218		324		398
Plus: Proceeds from sale leaseback transactions		—		22		26		19		27
Free cash flow	$	281	$	180	$	676	$	527	$	418

Note: Numbers may not foot due to rounding.

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DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Chris Baldwin
Chairman

Maile Naylor (nee Clark)
Former Investment Officer at MFS Investment Management

Darryl Brown
President and Chief Executive Officer at Shadowbrook Investments, LLC

Ken Parent
Former Special Advisor and President at Pilot Flying J

Bob Eddy
President and Chief Executive Officer

Chris Peterson
President at Newell Brands, Inc.

Michelle Gloeckler
Interim Chief Executive Officer at Holley Inc.

Rob Steele
Former Vice Chairman of Global Health and Well-Being at The Procter & Gamble Company

EXECUTIVE OFFICERS

Bob Eddy
President and Chief Executive Officer, Director

Scott Kessler
Executive Vice President, Chief Information Officer

Laura Felice
Executive Vice President, Chief Financial Officer

Graham Luce
Executive Vice President, General Counsel and Secretary

Paul Cichocki
Executive Vice President, Chief Commercial Officer

Monica Schwartz
Executive Vice President, Chief Digital Officer

Jeff Desroches
Executive Vice President, Chief Operations Officer

Bill Werner
Executive Vice President, Strategy and Development

CORPORATE INFORMATION

SHAREHOLDER INFORMATION

Transfer Agent, Trustee and Registrar
American Stock Transfer & Trust Company
help@astfinancial.com
(800) 937-5449 or (718) 921-8124
https://www.astfinancial.com

Form 10-K Requests
Our Annual Report on Form 10-K for the fiscal year ended January 28, 2023 is incorporated herein and has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report and Form 10-K are available without charge upon written request by contacting us at our corporate headquarters, attention: Investor Relations.

Corporate Headquarters
350 Campus Drive
Marlborough, MA 01752
www.bjs.com

Common Stock Data
Traded: NYSE
Symbol: BJ

Investor Relations
Catherine Park
Vice President, Investor Relations
774-512-6744
cpark@bjs.com

Annual Meeting
Our annual meeting of shareholders will be held virtually on Thursday, June 15, 2023 at 8:00 am Eastern Time. Please visit
www.virtualshareholdermeeting.com/BJ2023 to listen to the meeting live, submit questions and vote.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
101 Seaport Blvd
Boston, MA 02210

Corporate Counsel
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the letter to shareholders contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Annual Report and the letter to shareholders that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our strategic priorities; our outlook; and expectations regarding our future progress; as well as statements that include the words "will," "could," "predict," "continue," "would," "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate" or the negative of these terms or other similar expressions. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated by the forward-looking statements made in the Annual Report and the letter to shareholders are discussed in our Annual Report on Form 10-K. While we may elect to update such forward-looking statements at some point in the future, unless required by law, we disclaim any obligation to do so, even if subsequent events cause our views to change.

